[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of : **June, 2007.**

Commission File Number: **001-32001**

Lorus Therapeutics Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario, Canada M9W 4Z7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _ X __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.
(Registrant)

Date JUNE 11/07

By ______________________
Aiping Young, President, CEO

CC: AMEX

LORUS THERAPEUTICS INC.

the future is our promise



Annual Report 2006



mission for life

Enhancing the quality of life of cancer patients through the development of efficacious and well-tolerated drugs stands behind every activity undertaken at Lorus. Our commitment to our shareholders is a lifelong commitment, one that ensures we deliver products with the potential to be used alone or in combination chemotherapy to manage cancer. Our capable and experienced team of professionals remains focused on this mission.

COMMITTED TO *quality for life*

/ Lorus Therapeutics Inc. is a biopharmaceutical company specializing in research and development of pharmaceutical products and technologies for the management of cancer. Lorus carries out basic drug discovery research and clinical development, but also seeks to reduce the risks associated with the drug development process by acquiring promising new technologies from research institutions and other companies.

/ The focus of Lorus is on the development of well-tolerated cancer therapy drugs. Since cancer progression is a complex process involving the accumulation of multiple genetic alterations leading to changes in many specialized cell functions, Lorus does not hold the view that a single drug will emerge as a cure for all cancers. Instead, Lorus believes that cancer will continue to be treated by many different drugs with a variety of mechanisms of action. Since Lorus takes a multi-mechanistic approach for the treatment of cancer, the Company concentrates on the discovery and the development of different classes of anticancer compounds.

/ All of the drugs being developed by the research team at Lorus have one similar characteristic: they are designed with the goal of being well-tolerated by patients. For successful drug candidates, this may contribute to an improved quality of life for cancer patients, and may also make Lorus' drugs more commercially attractive as they could more easily be investigated in combination with other leading therapies without significantly adding to the current side effect profiles of existing drugs.

PLATFORM TECHNOLOGIES

The Company focuses on three therapeutic areas, and in addition has a number of promising preclinical technologies that we believe will continue to expand the product pipeline.

Antisense

Lead Products	• GTI-2040 and GTI-2501
Major Accomplishments in Fiscal 2006	• Six Phase II clinical trials underway for a variety of cancer indications, sponsored and funded by the US National Cancer Institute
Pending Milestones	• Advancement of GTI-2040 in its clinical development program
	• New study in high-grade myelodysplastic syndrome/acute myeloid leukemia (MDS/AML) sponsored and funded by US National Cancer Institute for initiation in early fiscal 2007

Immunotherapy

Lead Product	• Virulizin®
Major Accomplishments in Fiscal 2006	• Completion of pivotal Phase III clinical study of Virulizin® in combination with GEMZAR®
	• Released clinical trial results

Anticancer Small Molecules

Lead Products	• ML series: LT-253 selected as lead compound
Major Accomplishments in Fiscal 2006	• Identification of lead candidate
Pending Milestones	• Advancement of LT-253 into toxicity studies
	• Upon successful completion of toxicity studies, advancement of LT-253 into Phase I clinical study



PRODUCT *pipeline*

IN THE CLINIC

Antisense Technology

Antisense therapy represents a powerful means to selectively decrease expression of disease-causing genes, providing the potential of reducing malignancy while avoiding adverse side effects associated with inhibition of multiple targets common with other forms of therapy.

We had further evidence of the safety and clinical efficacy of our antisense drugs GTI-2040 and GTI- 2501. These oligonucleotides comprise our lead clinical antisense platform, based on inhibition of expression of ribonucleotide reductase (RNR). We have shown that RNR is important in cancer malignancy and is elevated in a wide range of tumors.

Immunotherapy

Major advances in cancer therapy have been made in the past two decades. One of the most significant advances has been the emergence of immunotherapy, which is a class of therapies that work against disease by attempting to produce active or passive immunity.

Our lead immunotherapy candidate is Virulizin®. At the center of the Virulizin® mechanism of action are macrophages, which are white blood cells that play an important role in the recognition and destruction of tumor cells. Virulizin® induces macrophages to produce a variety of molecules that kill tumor cells directly, as well as indirectly through activation of Natural Killer (NK) cells.

PRECLINICAL

Small Molecule Program

The Company has several very interesting preclinical technologies under development with the Small Molecule Program as one of the most advanced. Currently we are focused on the development of the ML-Series of compounds, particularly LT-253, which is a potent inhibitor of cancer cell growth for a number of different cancers.

CLINICAL DEVELOPMENT PIPELINE


APPROVED
PHASE III
PHASE II
PHASE I
PRECLINICAL
RESEARCH
A
B
C
D
E
F
G
H
I
J

A Virulizin® — Pancreatic Cancer[1]

B GTI-2040 — Kidney Cancer

US NATIONAL CANCER INSTITUTE (NCI) COLLAB.

C GTI-2040 — Colon Cancer
D GTI-2040 — Lung Cancer
E GTI-2040 — Breast Cancer
F GTI-2040 — Solid Tumors
G GTI-2040 — AML
H GTI-2040 — Prostate
I GTI-2040 — MDS[2]

J GTI-2501 — Prostate Cancer

[1] Phase III trial completed (July, 2005).
[2] Clinical trial is planned to start in September, 2006.



PRECLINICAL DEVELOPMENT PIPELINE


PHASE I
PRECLINICAL
RESEARCH
A
B
C
D
E
F
G
H
I
J
K

SMALL MOLECULE

A LT-253[1]
B Others

LEAD ANTISENSE CANDIDATES

C GTI-2601[2]
D GTI-3008
E GTI-3611
F GTI-4006

OTHER

G NC-381[3]
H siRNA
I IL-17E
J Gene Therapy
K Others

[1] Phase I clinical trial is planned to start in 2007.
[2] Developing in collaboration with Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd.
[3] These compounds were out-licensed to Cyclacel Limited in the UK pursuant to a worldwide exclusive out-licensing agreement.





LETTER TO *shareholders*

DEAR SHAREHOLDERS,

It was a challenging year and Lorus came through it a stronger and more agile company. Above all else, we've shown that Lorus has the human and financial resources to meet the many challenges required to develop a diverse pipeline of safe, effective anticancer drugs.

True, we experienced a disappointing result in the Phase III clinical trial for Virulizin®. The clinical trial didn't reach its overall endpoint, but results from the trial indicate that the drug has anticancer activity in certain patient populations and a high safety profile. At a recent meeting with the FDA, we received positive feedback regarding the study results. We are actively looking for a partner to further share in the development of Virulizin®.

Strength in diversity

Our mantra over the years has been that Lorus is committed to mitigating the risks of new drug development by ensuring a strong pipeline of potential cancer treatments. Never has the wisdom of this approach been more evident than now. Our antisense drug program is progressing well in clinical studies. A total of six clinical trials supported by the US National Cancer Institute (NCI) are underway this year involving GTI-2040, which is a noteworthy achievement for a company of our size. We've already reported positive interim findings this year from our trials, particularly the clinical study which focuses on the responses of patients with recurrent or refractory Acute Myeloid Leukemia (AML) to GTI-2040 combined with cytarabine. These results have positioned AML as a priority area for further development of GTI-2040.

Another drug in the antisense program, GTI-2501, is in a Phase II clinical trial for the treatment of prostate cancer. Our small molecule program has demonstrated strong preclinical results and will be advancing into the clinic upon successful completion of toxicity studies. A number of other initiatives including research into siRNA technology and the discovery of a new drug candidate IL-17E, which belongs to a larger family of cytokine proteins, has added to the success of our preclinical program to ensure that the next several years will bring more positive advances from Lorus.

The ability to execute such a large scope of activities lies chiefly with our talented and hard working employees. They have faced the challenges of this year with a resolve and positive attitude that makes me proud to be working with them. They understand that Lorus is a growing company, a company that is optimistic about its future, a company that has strong expertise, and they are excited about what the future will bring.

Unlike many companies of our size, we were able to complete a very large Phase III clinical trial with more than 430 patients at well over 100 different sites in Europe and across the Americas, relying primarily on our own resources. This has helped build a sense of purpose and common interest, among members of our team, that stretches across all of the organizational functions.

The future is our promise

A general "cure" for cancer is still an elusive dream, but the possibility of delivering a high quality of life to cancer patients is very real. Our focus on developing drugs with high safety profiles that will manage the cancer patient over a long and productive lifetime means that Lorus is well positioned to be one of the leaders in bringing a new generation of drugs to the market.

We are in the enviable position of having many possible choices. Now however, with so many options to choose from, Lorus will be making priority decisions in the course of this fiscal year, about which drugs and indications we will focus on. This is an exciting opportunity to evaluate our programs and pick the ones that will add the most value. In the course of making these decisions, we will focus on strengthening our research capabilities through mutually beneficial partnerships with other organizations. Our products, whether in early, middle or late stages of development, are potential candidates for partnership arrangements, and we will make decisions based on the potential value that each partnership will bring to Lorus and its shareholders.

Our thanks to our shareholders will come in the success that we hope to achieve this coming year. You have supported us in this great journey and we want to assure you that we are working hard on your behalf to achieve the goals that will bring us success.

Sincerely,

Dr. Jim Wright
President and Chief Executive Officer

Lorus Therapeutics

TECHNOLOGY *overview*

Lorus continues to advance its multifaceted clinical and pre-clinical programs designed to deliver innovative, safe and effective cancer management therapies.

Antisense Program

Lorus saw significant progress in its antisense portfolio throughout the past fiscal year. GTI-2040, an antisense drug that specifically targets the R2 component of human ribonucleotide reductase (RNR), continues to advance in the clinic with six Phase II clinical trials sponsored by the US NCI in multiple cancer indications including: colorectal cancer, non-small cell lung cancer, breast cancer, hormone refractory prostate cancer, AML and a variety of solid tumors. Lorus has continued this US NCI-sponsored GTI-2040 program as an important part of its business strategy to maximize opportunity and mitigate risk. Multiple target diseases in the GTI-2040 development program provide the opportunity for selecting the best strategies for further clinical development.

This US NCI-sponsored program also offers Lorus an excellent opportunity to assess target gene expression in a large number of patient samples. These data will provide very valuable information regarding how GTI-2040 functions in the clinical setting. An assessment of the progress of the six ongoing US NCI sponsored GTI-2040 clinic studies shows that all six studies continue to progress without unacceptable toxicity.

Lorus has already announced positive findings from the trial, of GTI-2040 combined with cytarabine, in patients with recurrent or refractory AML. The data show complete responses in 44% of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Such patients usually have a very low expectation of complete response on salvage therapies such as high-dose cytarabine. Notably, complete responses in the trial directly correlated with a significant decrease in target gene expression, demonstrating drug specificity and providing strong evidence for an antisense mechanism of action. Based upon these positive clinical findings, coupled with favorable pharmacodynamic assessments and strong supporting preclinical data, Lorus has selected AML as a priority area for further development of GTI-2040.

Lorus also entered into a research collaboration with Dr. Guido Marcucci, a prominent leukemia researcher and clinician at the Ohio State University Comprehensive Cancer Center, on a program of laboratory experiments on AML cell lines. These experiments, which will be conducted in both tissue culture and animal models, will provide important insights into the correlation between antitumor response and the cellular effects of GTI-2040 and cytarabine when given together, as well as provide additional support for the ongoing clinical trial in AML. The research will assist in optimizing the treatment responses of combining GTI-2040 with cytarabine in the treatment of AML.

A new clinical investigation, sponsored by the US NCI, of GTI-2040 as a single-agent in patients with high-grade myelodysplastic syndrome (MDS) and AML is also planned to begin shortly. These two disease conditions may represent a continuum in malignant progression of the abnormal production of blood cells in the bone marrow that results in a rapidly progressing form of leukemia. Patients that have MDS which progresses to AML have been identified as an especially high-risk group for poor survival.

Interim results were also published from the clinical trial of GTI-2040 in combination with docetaxel and prednisone in patients with hormone refractory prostate cancer (HRPC). The publication reported that in patients evaluable for prostate-specific antigen (PSA) there were seven PSA responses (reductions of greater than 50%), seven disease stabilizations and one disease progression. One patient was inevaluable and eight were not yet assessed. PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response. Median survival in HRPC is a dismal 18 months despite initial responses to chemotherapy, so there is a need for novel combination therapies.

Lorus' other antisense agent GTI-2501, designed to specifically target the R1 component of human RNR, is currently in a Phase II clinical trial for the treatment of prostate cancer in combination with docetaxel. Pre-clinical studies have demonstrated that GTI-2501 is well tolerated in standard animal models at concentrations that exceed commensurate therapeutic doses in humans. In March 2006, Lorus announced publication of pre-clinical data demonstrating broad anticancer activity of GTI-2501 as a single agent. Sequence specific anticancer activity was demonstrated in a dozen animal models of human cancer including solid tumor, hematological tumor and metastasis models.

In addition to the clinical stage antisense drugs targeting RNR, Lorus has four additional antisense agents in various stages of pre-clinical development, targeting IGF II, neuropilin, thioredoxin and thioredoxin reductase. The most advanced of these projects targets thioredoxin, a gene that is over-expressed in tumor tissues and has been correlated with poor prognosis and chemotherapy resistance. In March 2006 Lorus announced publication of data describing our thioredoxin-targeting lead antisense, GTI-2601, with sequence specific anticancer activity in *in vitro* and *in vivo* models of human colon cancer. Collaborative studies are being conducted on novel formulations of GTI-2601 with Japan's Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd.

Virulizin®

The past year has been one of mixed results for Lorus' most advanced oncology product Virulizin®. Lorus reported during the second quarter that the data from the Virulizin® Phase III clinical trial treating patients with locally advanced or metastatic pancreatic cancer did not reach statistical significance in terms of median overall survival. However, the data did show promising statistical trends in certain patient populations. These findings are from exploratory analysis of the data, and are not sufficient for regulatory approval without additional clinical investigation.

Subgroups of patients, that demonstrated increased survival times, include those patients with either low Eastern Cooperative Oncology Group (ECOG) scores, or patients with metastatic disease. The company is particularly encouraged by the observed clinical benefit of increased survival time of almost 2 months for patients on Virulizin® plus gemcitabine treatment with ECOG performance status of 0 or 1. One year survival rates in the efficacy evaluable population were 32.2% in the Virulizin® plus gemcitabine patients compared to 20.1% in the gemcitabine plus placebo treatment arm in this ECOG 0/1 population.

The data also indicate a survival benefit for a subgroup of patients who continued to receive Virulizin® after entering optional Stage 3 second-line therapy. Stage 3 patients who remained on Virulizin® demonstrated a median survival time of 10.9 months, compared with 7.4 months for both intent to treat and efficacy evaluable patients on placebo. Stage 3 patients are those who entered optional second-line therapy, and were offered Virulizin® / placebo plus 5-fluorouracil, or Virulizin® / placebo alone, or best supportive care. (These data allow Lorus to pursue partnership arrangements to assist with further clinical development.)

A further important observation, in line with Lorus' corporate mission of enhancing the quality of life of cancer patients, is that the Virulizin® treatment was well tolerated with no major differences observed between the Virulizin® plus gemcitabine arm and the control group.

Small Molecule Program

The past year has seen success in the development of the small molecule anticancer program and Lorus is actively working on advancing this program into the clinic. In August of 2005, based on the results of pre-clinical studies, Lorus announced the selection of two molecules from a sub-class of lead molecules in the program, ML-133 and LT-253, as candidates for further development as novel anticancer drugs. Subsequently, Lorus selected LT-253 as the focus of future development. LT-253 is part of a group of low molecular weight compounds that show significant anti-proliferative activity against many human cancer cell lines. LT-253 has shown promising anti-tumor activity *in vivo*, demonstrating potent growth inhibition in xenograft models of various human cancers, including colon carcinoma and non-small cell lung cancer.

Lorus presented mechanism of action data on this novel series of compounds at the annual AACR meeting in April 2006. The data indicate that these compounds act through a novel mechanism involving the displacement of zinc from a transcription factor that leads to the induction of Krüppel-like factor 4 expression, a protein known to suppress tumor cell growth in several important human cancers. The data were based on gene expression studies from human tumor tissue implanted in mice treated with the compounds. Further development of these compounds continues in 2006.

In March 2006, Lorus announced the publication of a novel liposomal formulation of anticancer compound ML-220, also from the small molecule program. The study showed that liposomal ML-220 retained anti-proliferative activity against human ovarian and breast cancer cell lines *in vitro* and significant *in vivo* efficacy when administered intravenously into mice harboring colon carcinoma tumors, with no overt signs of toxicity.

siRNA

siRNA technology has literally changed the way in which researchers and drug discovery companies explore disease causes and mechanisms of progression. Lorus has been working since 2003 to develop an anticancer therapeutic based on siRNA-mediated inhibition of gene expression. Early screening experiments have identified lead siRNA's and preliminary *in vitro* and *in vivo* characterization of these molecules has confirmed their activity.

IL-17E

In the past year, Lorus discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines (proteins that function as part of the immune system). In April 2006 Lorus presented novel antitumor function of IL-17E at the annual American Association for Cancer Research meeting. IL-17E demonstrated antitumor activity against a variety of human tumors, including melanoma, pancreatic, colon, lung and ovarian tumors grown in mice, supporting further investigation of the potential clinical application of IL-17E.

Gene Therapy

Lorus had demonstrated that the R1 subunit of RNR, plays an important role in determining the malignant potential of tumor cells, and acts as a unique tumor suppressor. Based on these novel findings, Lorus has built a preclinical platform whereby adenovirus-mediated gene therapy demonstrated significant growth inhibition of human colon cancer cells *in vitro*, and growth suppression of xenografted human colon tumors.

strength in diversity



MANAGEMENT'S *discussion & analysis*

August 9, 2006

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2006 and the accompanying notes (the "Financial Statements") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in Note 17 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management's Discussion and Analysis, "Lorus", the "Company", "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked diligently to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment. Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, thereby mitigating the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are: antisense, immunotherapeutics and small molecules.

Our net loss for 2006 totaled $17.9 million ($0.10 per share) compared to a net loss of $22.1 million ($0.13 per share) in 2005. Research and development expenses in 2006 decreased to $10.2 million from $14.4 million in 2005. The close of the Virulizin® Phase III clinical trial in 2006 as well as staff reductions resulting from the November 2005 corporate changes (described below) contributed to the decrease over 2005. We utilized cash of $13.1 million in our operating activities in 2006 compared with $18.7 million in 2005; the lower utilization is consistent with lower research and development activities and lower general and administrative expenses offset by lower interest income. At the end of 2006 we had cash and cash equivalents and short term investments of $8.3 million compared to $21.5 million at the end of 2005.

RESULTS OF OPERATIONS

Revenues

Revenues for the year increased to $26 thousand compared with 2005 revenue of $6 thousand which decreased compared with $608 thousand in 2004. The increase in revenue in 2006 is due to lab work performed by Lorus personnel on behalf of other companies. The decrease in 2005 compared with 2004 is the result of a licensing agreement Lorus entered into during 2004 with Cyclacel Ltd. in connection with the out licensing of our clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand received in 2004 with the potential of additional license fees of up to US $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months. The balance of the revenue earned during 2004 relates to product and royalty revenues from the sale of Virulizin® to our distributor in the Mexican market, Mayne Pharma. As of July 31, 2005, our contract with Mayne Pharma to distribute Virulizin® in Mexico was terminated as a result of Mayne Pharma ceasing operations in Mexico and Brazil. We do not anticipate product revenue in fiscal 2007 from any of our other anticancer drugs currently under development.

Research and Development

Research and development expenses totaled $10.2 million in 2006 compared to $14.4 million in 2005 and $26.8 million in 2004. The decrease in spending compared with 2005 is due to the close of our Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005 as described under Corporate Changes. Although many expenditures related to the trial continued, as the results of the trial were compiled and analyzed and the trial was wound up, the costs were less in comparison with the prior year when the trial was fully enrolled and underway. The significant decrease in expenditures in 2005 in comparison with 2004 is primarily the result of two factors. First, in 2004 the Phase III clinical trial of Virulizin® was progressing through a heavy enrollment period resulting in many up front costs, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. In 2005, the study and the associated costs wound down to the point of last patient visit in Q1 2006. Second, we incurred expenditures in 2004 related to the upfront manufacturing of GTI-2040 for the U.S. National Cancer Institute (NCI) sponsored Phase II clinical trials as well as GTI-2501 for our Phase I/II prostate trial. We have had, and continue to have, a sufficient drug supply on hand such that no additional costs were incurred during 2005 and 2006.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $6.2 million or 61% of the total spending. During the past year as we wound down the Phase III clinical trial, we focused the majority of the Company's time and resources on Virulizin®.

General and Administrative

General and administrative expenses totaled $4.3 million in 2006 compared to $5.3 million in 2005 and $4.9 million in 2004. The decrease of $1.0 million during 2006 is due to reductions in headcount in November 2005 as described under "corporate changes" as well as lower legal, consulting and investor relations costs, the result of changes made to reduce our cash burn rate. The increase in expenditures in 2005 of $400 thousand compared with 2004 was primarily due to additional administrative personnel as we were preparing for commercialization in the event of successful Phase III clinical results.

Stock-Based Compensation

Stock-based compensation expense totaled $1.2 million in 2006 compared with $1.5 million in 2005 and nil in 2004. The decrease in stock-based compensation expense in 2006, despite an increase in the number of options issued, is the result of reduced fair values on the stock options issued due to a decline in our stock price, as well as a significant number of unvested options that were forfeited during the year, reducing the overall expense. During 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of the options they held at the existing exercise prices or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise prices of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006. The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208 thousand recorded in the second quarter of 2005 representing the increase in value attributed to the shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

Depreciation and Amortization

Depreciation and amortization expenses increased to $771 thousand in 2006 compared to $564 thousand in 2005 and $420 thousand in 2004. The increase in expense in 2006 compared with 2005 is due to a write-down of $250 thousand taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the fair value of the underlying assets offset by a lower level of capital expenditures in 2006. The increase in expense in 2005 compared with 2004 is due to the acquisition of additional capital related to the scale up of our manufacturing process, as well as a write-down of $75 thousand taken on certain equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows of the underlying assets.

Interest Expense

Non-cash interest expense was $882 thousand in 2006 compared with $300 thousand in 2005 and nil in 2004. These amounts represent interest at a rate of prime +1% on the $15 million convertible debentures. The increase in interest expense in 2006 compared with 2005 is a combination of higher interest rates due to increases in the prime rate, as well as the full amount of the debentures outstanding for the entire year, rather than part of the year as in 2005. In 2005, the interest accrued based on the cash advanced beginning October 6, 2004 when the first tranche of $5 million was advanced through to May 31, 2005 when the entire $15 million had been advanced. All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the debentures amounted to $790 thousand in 2006 compared with $426 thousand in 2005 and nil in 2004. The accretion charges arise as under GAAP and the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance. Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million. The increase in expense in 2006 compared with 2005 is due to a full year of accretion in 2006 compared with a partial year in 2005.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges totaled $87 thousand in 2006 compared with $84 thousand in 2005 and nil in 2004. The deferred financing charges relate to the convertible debenture transaction and will be amortized using the effective interest rate method over the five-year life of the debt commencing October 6, 2004.

Interest and Other Income

Interest income totaled $374 thousand in 2006 compared to $524 thousand in 2005 and $1.2 million in 2004. The decrease from 2005 to 2006 is due to a lower average cash and short-term investment balance in 2006 offset by higher interest rates during 2006. The decrease in 2005 compared with 2004 is the result of significantly lower cash and short-term investment balances in 2005, compared with 2004.

Loss for the Year

Net loss for the year decreased to $17.9 million or $0.10 per share in 2006 compared to $22.1 million or $0.13 per share in 2005 and $30.3 million or $0.18 per share in 2004. The decrease in net loss in 2006 compared with 2005 is due to lower research and development costs resulting from the close of our Virulizin® Phase III clinical trial as well as staff reductions due to corporate changes, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges off set by lower interest income due to reduced cash and short term investment balances as well as higher non-cash interest, accretion and depreciation and amortization expense. The decrease in net loss in 2005 compared with 2004 is primarily due to lower research and development costs resulting from the wind down of the Phase III Virulizin® clinical trial, as well as no GTI-2040 or GTI-2501 drug production in 2005, offset by lower interest revenue, non-cash expenses associated with stock-based compensation expense, and non-cash charges related to the convertible debentures including accretion, interest and amortization of deferred financing charges.

Corporate Changes

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees. As a result, we have recorded severance compensation expense for former employees of $557 thousand. Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense. Accounts payable and accrued liabilities at May 31, 2006 include severance and compensation expense liabilities relating to the Company's November 2005 corporate changes of $154 thousand that will be paid out by December 2006.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the GTI-2501 Phase II clinical trial and the development of our small molecule program from internal resources until their anticipated completion. The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the US NCI with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of payments from strategic partners. In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity. If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Our current level of cash and short-term investments and the additional funds available upon the successful closing of the subscription agreements (described below) are sufficient to execute our current planned expenditures for the next twelve months.

Operating Cash Requirements

Lorus utilized cash in operating activities of $13.1 million in 2006 compared with $18.7 million in 2005 and $28.1 million in 2004. The decrease in cash used in operating activities in 2006 is due to lower research and development and general and administrative expenses, as described above, offset by lower interest income. The significant decrease in cash used in operating activities in 2005 compared with 2004 is due to lower research and development expenses, offset by lower interest income.

Cash Position

At May 31, 2006, Lorus had cash and cash equivalents and short-term investments totaling $8.3 million compared to $21.5 million at the end of 2005. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short-term investments) at May 31, 2006 was $5.8 million as compared to $18.5 million at May 31, 2005. As discussed below, subsequent to year end, we entered into subscription agreements to raise gross proceeds of $12.2 million through the issuance of 33.8 million common shares of Lorus. Cash and short-term investments will therefore increase by $12.2 million in gross proceeds.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Financing

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2006, the Company has issued 2,153,000 common shares in settlement of $882 thousand in interest. For the year ended May 31, 2005 the Company issued 421,000 common shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

The Company issued to the debt holder 3,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

In addition, in 2005, Lorus issued common shares on the exercise of stock options for proceeds of $112 thousand.

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant. In 2004, Lorus issued common shares on the exercise of stock options for proceeds of $171 thousand.

Use of Proceeds

In our prospectus dated June 3, 2003, we indicated that the proceeds to be received from that financing would be used as follows: $12 million for the product development of our immunotherapy platform, $11 million for the product development of our antisense platform and $2 million for preclinical and discovery programs. It was anticipated that the balance of funding would be used for working capital and general purposes. Since the date of the prospectus, we have incurred $38.0 million in research and development expenses on our immunotherapy platform, $11.6 million on our antisense platform, and $1.8 million on preclinical and discovery programs. The additional spending on our immunotherapy platform was funded through cash and short term investments held by the Company prior to the 2003 offering, as well as the October 6, 2004 $15.0 million convertible debenture financing, and is the direct result of the expansion of the Virulizin® Phase III clinical trial. The spending anticipated in the 2003 prospectus on our antisense platform and preclinical and discovery programs was to be incurred over a number of years, including 2004, 2005 and 2006. We have sufficient funds available at the end of 2006 to fund the remaining $200 thousand to be spent on preclinical and discovery programs.

CONTRACTUAL OBLIGATIONS

At May 31, 2006, we had contractual obligations requiring annual payments as follows:

(Amounts in 000's)

	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	139	126	–	–	265
Convertible Debenture[1]	–	–	15,000	–	15,000
Total	139	126	15,000	–	15,265

[1] The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00. In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2006, we have not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2006, we did not enter into any transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third-parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third-parties and occur at arm's length and on normal commercial terms.

SUBSEQUENT EVENTS

On July 13, 2006, we entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (HighTech) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006. The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange and the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares. The transaction is required to close on or before September 30, 2006. In connection with the transaction, HighTech will receive demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012. In addition, HighTech will have the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, HighTech will hold approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006, Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange, and the closing of the transaction between Lorus and HighTech (discussed above).

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
We have not been profitable since our inception in 1986. We reported net losses of $17.9 million; $22.1 million and $30.3 million for the years ended May 31, 2006, 2005 and 2004, respectively. As of May 31, 2006, we had an accumulated deficit of $164.5 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly Virulizin® and GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development requires substantial capital. We expect that our existing cash and cash equivalents, along with the funds available to us through the subscription agreements with HighTech and Technifund described above, will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research and development activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

- engage in equity financings that would be dilutive to current shareholders;
- delay, reduce the scope of, or eliminate one or more of our development programs; or
- obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

Our product candidates require significant funding to reach regulatory approval upon positive clinical results. Such funding, in particular for Virulizin®, will be very difficult, or impossible to raise in the public markets. If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether. The announcement of such delay or discontinuation of development may have a negative impact on our share price.

In addition, our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. The results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data. All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as Acute Myeloid Leukemia. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. Many of our competitors have substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection

The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. Further, allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions. If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If a patent office allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management's focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Trademark protection

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third-party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.
The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in

sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.
We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third-parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with cGMP and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

Our reliance on contract manufacturers exposes us to additional risks, including:

- there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;
- our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers' compliance with these regulations and standards;
- our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;
- if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for the production or our products; and
- our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products. We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost effective manner.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could coverall or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

We have limited sales, marketing and distribution experience.
We have very limited experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and have a negative impact on our product development efforts. If we contract with third-parties for the sales and marketing of our

products, our revenues will be dependent on the efforts of these third-parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third-parties, our business, financial condition and results of operations will be materially adversely affected.

Our interest income is subject to fluctuations of interest rates in our investment portfolio.
Our investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, if any of our product candidates are approved for sale to the public, we may be unable to sell our products profitably.
The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

- the progress of our and our collaborators' clinical trials, including our and our collaborators' ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;
- announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
- fluctuations in our operating results;
- published reports by securities analysts;
- developments in patent or other intellectual property rights;
- publicity concerning discovery and development activities by our licensees;
- the cash and short term investments held us and our ability to secure future financing;
- public concern as to the safety and efficacy of drugs that we and our competitors develop;
- governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and
- general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Our cash flow may not be sufficient to cover interest payments on our secured convertible debentures or to repay the debentures at maturity.
Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime +1% convertible debentures due in 2009 will depend on our ability to generate sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.
The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

Our convertible debentures are subject to certain operational covenants. In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the debentures. This could result in our inability to pay and insolvency of the Company, a dilutive equity financing in attempt to raise funds to repay the debentures, or a significant reduction in cash available for us to use towards the development of our product candidates.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under CICA Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the recent net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets. The generation of future taxable income could result in the recognition of some portion or all of these benefits, which could result in a material improvement in our results of operations through the recovery of future income taxes.

Valuation of Long Lived Assets

We periodically review the useful lives and the carrying values of our long lived assets. We review for impairment in long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset

ACCOUNTING POLICY CHANGES

Variable Interest Entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), *Consolidation of Variable Interest Entities*, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments—Disclosure and Presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, *Financial Instruments—Disclosure and Presentation*, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The Company has determined that there is no impact on the Financial Statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for Convertible Debt Instruments

On October 17, 2005, the CICA issued EIC 158, *Accounting for Convertible Debt Instruments* applicable to convertible debt instruments issued subsequent to the date of the EIC. EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The EIC discusses various accounting issues related to this type of convertible debt. The Company has determined that there is no impact on the Financial Statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

Section 3831, Non-Monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, *Non-monetary Transactions*, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments—Recognition and Measurement

CICA Handbook Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges

CICA Handbook Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006. An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2006 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit

(amounts in Canadian 000's except for per common share data)

	Years Ended May 31		
	2006	2005	2004
REVENUE	**$ 26**	$ 6	$ 608
EXPENSES			
Cost of sales	**3**	1	28
Research and development	**10,237**	14,394	26,785
General and administrative	**4,334**	5,348	4,915
Stock-based compensation	**1,205**	1,475	–
Depreciation and amortization	**771**	564	420
Operating expenses	**16,550**	21,782	32,148
Interest expense	**882**	300	–
Accretion in carrying value of secured convertible debentures	**790**	426	–
Amortization of deferred financing charges	**87**	84	–
Interest income	**(374)**	(524)	(1,239)
Loss for the period	**17,909**	22,062	30,301
Basic and diluted loss per common share	**$ 0.10**	$ 0.13	$ 0.18
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	**173,523**	172,112	171,628
Total Assets	**$ 11,461**	$ 27,566	$ 34,424
Total Long-term liabilities	**$ 11,002**	$ 10,212	$ –

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

Research and development expenses have decreased throughout 2006 in comparison with the same quarter in the prior year. This reduction is due to the close of our Phase III Virulizin® clinical trial as well as corporate changes in November 2005 to reduce headcount.

General and administrative expenses increased for the quarter ended November 30, 2005 due to severance charges recorded during the quarter resulting from the termination of personnel in the November 2005 corporate changes. Expenditures have continued to decline since Q2 2006 due to reduced headcount as well as reduced consulting, patent costs and investor relation costs.

Net loss decreased in Q3 and Q4 of 2006 as the result of reduced research and development and general and administrative expenditures.

(Amounts in 000's except for per common share data)

	Fiscal 2006 Quarter Ended				Fiscal 2005 Quarter Ended			
	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005	May 31, 2005	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004
Revenue	$ 14	$ 5	$ 6	$ 1	$ –	$ 3	$ 1	$ 2
Research and development	1,353	2,296	2,631	3,957	2,332	3,175	3,838	5,049
General and administrative	730	909	1,619	1,076	1,506	1,484	1,333	1,025
Net loss	(2,970)	(4,095)	(5,102)	(5,742)	(4,598)	(5,274)	(5,945)	(6,245)
Basic and diluted net loss per share	**$ (0.02)**	**$ (0.02)**	**$ (0.03)**	**$ (0.03)**	**$ (0.03)**	**$ (0.03)**	**$ (0.03)**	**$ (0.04)**
Cash used in operating activities	$ (1,940)	$ (3,956)	$ (2,360)	$ (4,809)	$ (3,789)	$ (4,106)	$ (4,966)	$ (5,860)

OUTSTANDING SHARE DATA

As at August 9, 2006, the Company had 175,262,548 common shares issued and outstanding. In addition, the Company had issued and outstanding 13,470,000 stock options to purchase an equal number of common shares, 3,000,000 warrants to purchase an equal number of common shares of Lorus at an exercise price of $1.00 per share and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share. The Company entered into subscription agreements subsequent to year end to issue 33.8 million common shares at $0.36 per share. The transactions must close by September 30, 2006.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as "anticipate", "contemplate", "continue", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- our ability to obtain the capital required for research and operations;
- the regulatory approval process;
- the progress of our clinical trials;
- our ability to find and enter into agreements with potential partners;
- our ability to attract and retain key personnel;
- our ability to obtain patent protection and protect our intellectual property rights;
- commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
- changing market conditions; and
- other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading "Risk Factors".

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2006 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY FOR *financial reporting*

The accompanying consolidated financial statements of Lorus Therapeutics Inc. and other financial information contained in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.

The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company's existing internal controls, audit process and financial reporting with management and the external auditors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee.

Jim A. Wright
President and Chief Executive Officer

Elizabeth Williams
Director of Finance (Acting Chief Financial Officer)

AUDITORS' REPORT TO THE *shareholders*

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2006 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2006 and for the period from inception on September 5, 1986 to May 31, 2006 in accordance with Canadian generally accepted accounting principles.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.

KPMG LLP

Chartered Accountants
Toronto, Canada

August 9, 2006

CONSOLIDATED BALANCE SHEETS

(amounts in Canadian 000's)

	As at May 31, 2006	As at May 31, 2005
ASSETS		
Current		
Cash and cash equivalents	**$ 2,692**	$ 2,776
Short-term investments *(note 5)*	**5,627**	18,683
Prepaid expenses and other assets	**515**	1,126
	8,834	22,585
Long-term		
Fixed assets *(note 6)*	**885**	1,581
Deferred financing charges *(note 13)*	**481**	568
Goodwill	**606**	606
Acquired patents and licenses *(note 7)*	**655**	2,226
	2,627	4,981
	$ 11,461	$ 27,566
LIABILITIES		
Current		
Accounts payable	**$ 555**	$ 1,069
Accrued liabilities	**2,460**	3,019
	3,015	4,088
Long-term		
Secured convertible debentures *(note 13)*	**11,002**	10,212
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital *(note 8)*		
Common shares	**145,001**	144,119
Equity portion of secured convertible debentures *(note 13)*	**3,814**	3,814
Stock options *(note 8 (c))*	**4,525**	4,252
Contributed surplus *(note 8 (b))*	**7,665**	6,733
Warrants	**991**	991
Deficit accumulated during development stage	**(164,552)**	(146,643)
	(2,556)	13,266
	$ 11,461	$ 27,566

See accompanying notes to audited consolidated financial statements
Basis of Presentation (note 1)
Commitments and Guarantees (note 14)
Canada and United States Accounting Policy Differences (note 17)

On behalf of the Board:

Director Director

CONSOLIDATED STATEMENTS OF LOSS & DEFICIT

(amounts in Canadian 000's except for per common share data)

	Years Ended May 31			Period from inception Sept. 5, 1986 to
	2006	2005	2004	May 31, 2006
REVENUE	**$ 26**	$ 6	$ 608	$ 706
EXPENSES				
Cost of sales	**3**	1	28	87
Research and development *(note 11)*	**10,237**	14,394	26,785	110,475
General and administrative	**4,334**	5,348	4,915	47,475
Stock-based compensation *(note 9)*	**1,205**	1,475	–	6,750
Depreciation and amortization *(note 6)*	**771**	564	420	8,823
Operating expenses	**16,550**	21,782	32,148	173,610
Interest expense *(note 13)*	**882**	300	–	1,182
Accretion in carrying value of secured convertible debentures *(note 13)*	**790**	426	–	1,216
Amortization of deferred financing charges	**87**	84	–	171
Interest income	**(374)**	(524)	(1,239)	(10,921)
Loss for the period	**17,909**	22,062	30,301	164,552
Deficit, beginning of period	**146,643**	121,804	91,503	–
Impact of change in accounting for stock-based compensation *(note 2)*	–	2,777	–	–
Deficit, beginning of period (as restated)	146,643	124,581	91,503	–
Deficit, end of period	**$164,552**	$146,643	$121,804	$164,552
Basic and diluted loss per common share	**$ 0.10**	$ 0.13	$ 0.18	
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	**173,523**	172,112	171,628	

See accompanying notes to audited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in Canadian 000's)

	Years Ended May 31			Period from inception Sept. 5, 1986 to
	2006	2005	2004	May 31, 2006
OPERATING ACTIVITIES				
Loss for the period	**$ (17,909)**	$ (22,062)	$ (30,301)	$(164,552)
Add items not requiring a current outlay of cash:				
Stock-based compensation *(note 9)*	**1,205**	1,475	–	6,750
Interest expense *(note 13)*	**882**	300	–	1,182
Accretion in carrying value of secured convertible debentures *(note 13)*	**790**	426	–	1,216
Amortization of deferred financing charges *(note 13)*	**87**	84	–	171
Depreciation and amortization *(note 6)*	**2,342**	2,260	2,123	20,729
Other	–	(38)	245	707
Net change in non-cash working capital balances related to operations *(note 12)*	**(462)**	(1,166)	(129)	1,592
Cash used in operating activities	**(13,065)**	(18,721)	(28,062)	(132,205)
INVESTING ACTIVITIES				
Maturity (purchase) of short-term investments, net	**13,056**	6,974	(1,438)	(5,627)
Business acquisition, net of cash received	–	–	–	(539)
Acquired patents and licenses	–	–	–	(715)
Additions to fixed assets	**(75)**	(599)	(383)	(6,049)
Cash proceeds on sale of fixed assets	–	–	–	348
Cash provided by (used in) investing activities	**12,981**	6,375	(1,821)	(12,582)
FINANCING ACTIVITIES				
Issuance of debentures, net	–	12,948	–	12,948
Issuance of warrants, net	–	991	4,537	37,405
Issuance of common shares	–	112	25,512	97,371
Additions to deferred financing charges	–	–	–	(245)
Cash provided by financing activities	–	14,051	30,049	147,479
(Decrease) increase in cash and cash equivalents during the period	**(84)**	1,705	166	2,692
Cash and cash equivalents, beginning of period	**2,776**	1,071	905	–
Cash and cash equivalents, end of period	**$ 2,692**	$ 2,776	$ 1,071	$ 2,692

See accompanying notes to audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Years ended May 31, 2006, 2005 and 2004)

1. BASIS OF PRESENTATION

Lorus Therapeutics Inc. ("Lorus" or "the Company") is a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer. With products in various stages of evaluation, from pre-clinical through to Phase II trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients' quality of life.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage. The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company has no current sources of payments from strategic partners. In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity should the holder not chose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company's products or to repay the convertible debentures on maturity. If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

However, management believes that the Company's current level of cash and short-term investments and the additional funds available upon the successful closing of the subscription agreements, described in note 19 will be sufficient to execute the Company's current planned expenditures for the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiary, GeneSense Technologies Inc. ("GeneSense") which are all located in Canada. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 17, "Canada and United States Accounting Policy Differences."

Revenue Recognition

Revenue includes product sales revenue, license revenue and royalty revenue.

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in the Company's distribution channels.

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable. Future nonrefundable milestone payments receivable upon the achievement of third party performance are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.

The Company earned royalties from its distributor during the years ended May 31, 2005 and 2004. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured. In 2006 the distribution agreement was terminated and no royalties were earned during the year ended May 31, 2006.

Cash Equivalents

The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents.

Short-Term Investments

Lorus invests in high quality fixed income government and corporate instruments with low credit risk.

Short-term investments, which consist of fixed income securities with a maturity of more than three months, are recorded at their accreted value as they are held to maturity instruments. All investments held at year end approximate fair value, mature within one year and are denominated in Canadian dollars.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment	straight line over three to five years
Leasehold improvements	straight line over the lease term

Research and Development

Research costs are charged to expense as incurred. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

Goodwill and Acquired Patents and Licenses

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives which have been assessed as seven years.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination. Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist. When the carrying value of a reporting unit's goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds. The nature of this asset is such that it is categorized as an intangible asset with a finite life. The carrying value of acquired research and development assets does not necessarily reflect its present or future value. The amount recoverable is dependent upon the continued advancement of the drugs through research, clinical trials and ultimately to commercialization. It is not possible to predict the outcome of future research and development programs.

The Company has identified no impairment relating to goodwill and intangible assets for 2006 and 2005.

Impairment of Long-Lived Assets

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

Stock-Based Compensation

The Company has a stock-based compensation plan described in note 9. Prior to June 1, 2004, stock-based awards were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the settlement method was used. On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004. This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since June 1, 2002. The Company applied this change retroactively, without restatement of prior periods. The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances presented in shareholders' equity (deficiency) of $2.8 million at June 1, 2004. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. Consideration paid on the exercise of stock options and warrants is credited to capital stock. The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions. Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. Lorus records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

Shares issued under the Alternate Compensation Plan are accounted for using the fair value of the common shares on the day they are granted.

Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

Income Taxes

Income taxes are reported using the asset and liability method. Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain for which management has deemed to be 100% of the assets available.

Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options, warrants and conversion of the convertible debentures calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

Deferred Financing Charges

Deferred financing charges, comprised primarily of legal costs, represent costs related to the issuance of the Company's convertible debentures. Deferred financing charges are amortized using the effective interest rate method over the five year term of the convertible debentures.

Segmented Information

The Company is organized and operates as one operating segment, the research, development, and commercialization of pharmaceuticals. Substantially all of the Company's identifiable assets as at May 31, 2006 and 2005 are located in Canada.

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

Use of Estimates

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the valuation of the convertible debentures, the fair value of stock options granted and warrants issued and the useful lives of capital and intangible assets.

Measurement Uncertainty

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

Recent Canadian Accounting Pronouncements Not Yet Adopted

Comprehensive Income and Equity—In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

Section 3855, Financial Instruments—Recognition and Measurement—Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used to determine when a financial liability is considered to be extinguished.

Section 3865, Hedges—Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional.

These three Sections are effective for fiscal years beginning on or after October 1, 2006. An entity adopting these Sections for a fiscal year beginning before October 1, 2006 must adopt all the Sections simultaneously.

We have not yet determined the impact, if any, of the adoption of these standards on our results from operations or financial position.

3. CHANGES IN ACCOUNTING POLICIES

These new accounting policies were adopted during the year ended May 31, 2006. For the new accounting policy adopted during the year ended May 31, 2005, refer to note 2 under the heading 'Stock-Based Compensation.' There were no new accounting policies adopted during the year ended May 31, 2004.

Variable interest entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), *Consolidation of Variable Interest Entities*, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments—disclosure and presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, *Financial Instruments—Disclosure and Presentation*, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for convertible debt instruments

On October 17, 2005 the CICA issued EIC 158, *Accounting for Convertible Debt Instruments* applicable to convertible debt instruments issued subsequent to the date of the EIC. EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The EIC discusses various accounting issues related to this type of convertible debt. The Company has determined that there is no impact on the financial statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

Section 3831, Non-monetary transactions

In June 2005, the CICA released a new Handbook Section 3831, *Non-monetary Transactions*, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company has not entered into any non-monetary transactions and as such this section is not applicable.

4. CORPORATE CHANGES

In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin© technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134—*Accounting for Severance and Termination Benefits*, during the period ended November 30, 2005 the Company recorded severance compensation expense for former employees of $557 thousand. Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense. Accounts payable and accrued liabilities at May 31, 2006 include severance and compensation expense liabilities relating to the Company's November 2005 corporate changes of $154 thousand that are expected to be paid by December 2006.

5. SHORT TERM INVESTMENTS

As at May 31 (amounts in 000's)

	2006			
	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	**$ 2,838**	**$ –**	**$ 2,838**	**3.55–3.64%**
Corporate instruments	**2,789**	**–**	**2,789**	**3.46–3.87%**
Balance	**$ 5,627**	**$ –**	**$ 5,627**	

	2005			
	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$ 3,229	$ –	$ 3,229	2.37%
Corporate instruments	15,454	–	15,454	1.95–2.71%
Balance	$ 18,683	$ –	$ 18,683	

At May 31, 2006 and 2005, the carrying values of short term investments approximate their quoted market values. Short term investments held at May 31, 2006 have varying maturities from one to six months (2005 – one to six months).

6. FIXED ASSETS

As at May 31 (amounts in 000's)

	2006		
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	**$ 2,650**	**$ 2,136**	**$ 514**
Leasehold improvements	**908**	**537**	**371**
Balance	**$ 3,558**	**$ 2,673**	**$ 885**

	2005		
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	$ 2,575	$ 1,517	$ 1,058
Leasehold improvements	908	385	523
Balance	$ 3,483	$ 1,902	$ 1,581

During the year ended May 31, 2005, a write-down of $75,000 was taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows expected from the use and residual value of the underlying assets. The impairment charge was reported in the consolidated statements of loss and deficit in depreciation and amortization.

During the year ended May 31, 2006, a write-down of $250,000 was taken on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated fair value of the residual value of the underlying assets. The impairment charge was reported in the consolidated statements of loss and deficit in depreciation and amortization.

7. ACQUIRED PATENTS AND LICENSES

As at May 31 (amounts in 000's)

	2006	2005
Cost	**$ 12,228**	$ 12,228
Accumulated amortization	**(11,573)**	(10,002)
Balance	**$ 655**	$ 2,226

Amortization of $1.6 million (2005 – $1.7 million, 2004 – $1.7 million) has been included in the research and development expense reported in the consolidated statements of loss and deficit.

8. SHARE CAPITAL

(a) Continuity of Common Shares and Warrants

(amounts and units in 000's)	Common Shares Number	Common Shares Amount	Warrants Number	Warrants Amount
Balance at May 31, 2003	145,285	$119,438	–	$ –
Share issuance	26,220	24,121	13,110	4,325
Exercise of stock options	289	171	–	–
Other	–	(60)	–	–
Balance at May 31, 2004	171,794	143,670	13,110	4,325
Interest payment *(note 13)*	421	300	–	–
Issuance under ACP *(note 8 (d))*	50	37		
Exercise of stock options	276	112	–	–
Convertible debentures *(note 13)*	–	–	3,000	991
Warrants expired unexercised *(note 8 (e))*	–	–	(13,110)	(4,325)
Balance at May 31, 2005	172,541	$144,119	3,000	$ 991
Interest payment *(note 13)*	**2,153**	**882**	-	–
Balance at May 31, 2006	**174,694**	**$145,001**	**3,000**	**$ 991**

(b) Contributed Surplus

As at May 31 (amounts in 000's)	**2006**	2005	2004
Beginning of year	**$ 6,733**	$ 1,003	$ 1,003
Forfeiture of stock options	**932**	–	–
Expiry of warrants *(note 8 (e))*	–	4,325	–
Expiry of compensation options *(note 8 (e))*	–	1,405	–
End of year	**$ 7,665**	$ 6,733	$ 1,003

(c) Continuity of Stock Options

As at May 31 (amounts in 000's)	**2006**	2005	2004
Beginning of year	**$ 4,252**	$ 2,777	$ –
Stock option expense	**1,205**	1,475	–
Forfeiture of stock options	**(932)**	–	–
End of year	**$ 4,525**	$ 4,252	$ –

(d) Alternate Compensation Plans ("ACP")

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 121,000 shares have been issued under this plan. For the year ended May 31, 2006, no shares were issued under this plan (2005 – 50,000, 2004 – nil).

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As at May 31, 2006, 168,581 deferred share units have been issued (2005 – 99,708, 2004 – 68,183), with a cash value of $64 thousand (2005 – $71 thousand, 2004 – $57 thousand) being recorded in accrued liabilities.

(e) Share Issuance

On June 11, 2003, the Company raised gross proceeds of $32.8 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitled the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition, the Company issued 1,835,400 compensation options with a fair value of $1.5 million for services in connection with the completion of the offering. Each compensation option entitled the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4.4 million for the issuance, which include the non-cash charge of $1.5 million being the fair value of the compensation option. The Company allocated $4.3 million of the net proceeds to the warrants, $1.4 million to the compensation option and $24.1 million to share capital.

On December 10, 2004 the warrants and options described above expired without being exercised. The expiry of these warrants and options had no impact on earnings or the net balance of shareholders' equity.

(f) Employee share purchase plan ("ESPP")

The Company's ESPP was established January 1, 2005. The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company and its affiliates may purchase common stock of the company at a discount through accumulated payroll deductions. Generally, each offering is of three months' duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common stock under the ESPP. For the year ended May 31, 2006, a total of 293,000 (2005 – 106,000) common shares has been purchased under the ESPP, and Lorus has recognized an expense of $46 thousand (2005 – $16 thousand) related to this plan in the year-end financial statements.

9. STOCK-BASED COMPENSATION

(a) Stock Option Plan

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 25,920,797 common shares. Options are granted at the fair market value of the common shares on the date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of ten years. Stock option transactions for the three years ended May 31, 2006 are summarized as follows:

	2006		2005		2004	
	Options (000's)	**Weighted average exercise price**	Options (000's)	Weighted average exercise price	Options (000's)	Weighted average exercise price
Outstanding at beginning of year	**8,035**	**$ 0.96**	6,372	$ 1.05	5,378	$ 1.05
Granted	**6,721**	**$ 0.58**	3,173	$ 0.77	2,629	$ 1.16
Exercised	–	–	(276)	$ 0.40	(289)	$ 0.59
Forfeited	**(4,456)**	**$ 0.83**	(1,234)	$ 1.05	(1,346)	$ 1.29
Outstanding at end of year	**10,300**	**$ 0.70**	8,035	$ 0.96	6,372	$ 1.05
Exercisable at end of year	**6,714**	**$ 0.79**	4,728	$ 1.04	3,542	$ 1.01

The following table summarizes information about stock options outstanding at May 31, 2006:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable (000's)	Weighted average exercise price
$0.26 to $0.49	3,945	7.79	$0.30	1,956	$0.31
$0.50 to $0.99	4,487	7.63	$0.76	3,002	$0.73
$1.00 to $1.99	1,580	6.90	$1.23	1,468	$1.23
$2.00 to $2.50	288	4.38	$2.46	288	$2.46
	10,300	7.44	$0.70	6,714	$0.79

For the year ended May 31, 2006 stock-based compensation expense of $1.2 million (2005 – $1.5 million) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

In the year ended May 31, 2006, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options. This re-pricing resulted in additional compensation expense of $76 thousand representing the incremental value conveyed to holders of the options as a result of reducing the exercise price, of which $52 thousand has been included in the stock-based compensation expense during the year ended May 31, 2006. The balance additional compensation expense of $24 thousand will be recognized as the amended options vest. This increased expense is offset by $113 thousand representing amounts previously expensed on unvested stock options due to the forfeiture of 1,145,000 stock options, which was reversed from the stock-based compensation expense for the year ended May 31, 2006.

For the year ended May 31, 2005 additional stock-based compensation expense of $208 thousand was recorded due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from 5 years to 10 years. This additional expense represented the incremental value conveyed to holders of the options as a result of extending the life of the options.

For the year ended May 31, 2006, stock option expense of $1.2 million was allocated $300 thousand to research and development and $900 thousand to general and administrative expense.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	2006	2005	2004
Risk-free interest rate	**2.25–4.00%**	2.25–3.00%	2.25–3.05%
Expected dividend yield	**0%**	0%	0%
Expected volatility	**70–81%**	70–90%	89%
Expected life of options	**2.5–5 years**	1–5 years	5 years
Weighted average fair value of options granted or modified in the year	**$0.33**	$0.54	$0.74

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

(b) Pro forma information—Stock-based compensation

In periods prior to June 1, 2002, the Company recognized no compensation expense when stock options were granted to employees.

For the year ended May 31, 2006, the pro forma compensation charge for stock options granted prior to June 1, 2002 was nil (2005 – $27,000, 2004 – $551,000). These amounts have no impact on loss per share figures.

10. INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

As at May 31 (amounts in 000's)	**2006**	2005
Non-capital loss carryforwards	**$ 25,174**	$ 23,081
Research and development expenditures	**22,089**	20,436
Book over tax depreciation	**1,995**	1,529
Other	**738**	1,089
Future tax assets	**49,996**	46,135
Valuation allowance	**(49,996)**	(46,135)
	$ –	$ –

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

The Company has undeducted research and development expenditures, totaling $63.1 million for federal purposes and $58.1 million for provincial purposes and these can be carried forward indefinitely. In addition the Company has non-capital loss carryforwards of $69.1 million for federal purposes and $70.1 million for provincial purposes. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

Year of expiry *(amounts in 000's)*	Non-capital losses
2007	$ 4,626
2008	4,985
2009	6,658
2010	8,660
2011	1,131
2012	–
2013	–
2014	20,126
2015	13,340
2016	9,565
	$ 69,091

Income Tax Rate Reconciliation

(amounts in 000's)	**2006**	2005
Recovery of income taxes based on statutory rates	**$ (6,469)**	$ (7,971)
Expiry of losses	**1,252**	780
Change in valuation allowance	**3,861**	6,124
Non deductible accretion and stock-based compensation expense	**721**	687
Change in enacted tax rates	**–**	–
Other	**635**	380
	$ –	$ –

Subsequent to year-end, federal legislation was enacted to reduce tax rates applicable to future periods and extend the loss carryforward period. Had this legislation been enacted prior to year-end the value of the future tax assets and the corresponding valuation allowance would have decreased to $45.5 million. In addition, the losses currently expiring in 2016 would expire in 2026.

11. RESEARCH AND DEVELOPMENT PROGRAMS

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a) Immunotherapy

This clinical approach stimulates the body's natural defenses against cancer. The Company's lead immunotherapeutic drug Virulizin© completed a global Phase III clinical trial for the treatment of pancreatic cancer during 2005.

(b) Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown preclinical anticancer activity across a broad range of cancers and are currently in various phase II trials.

(c) Small Molecules

Anticancer activity was discovered with an antifungal agent Clotrimazole ("CLT"). Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogues of CLT have been designed and tested. Our library of clotrimazole analogues has been licensed to Cyclacel Limited, as described in note 16.

Lorus scientists discovered novel low molecular weight compounds with anticancer and anti-bacterial activity in pre-clinical investigations. Of particular interest were compounds that inhibit the growth of human tumor cell lines, including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma.

In addition to the above, Lorus has a number of other technologies under pre-clinical development, including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

Research and Development		**Years Ended May 31**		**Period from inception Sept. 5, 1986 to**
(amounts in 000's)	**2006**	**2005**	**2004**	**May 31, 2006**
Immunotherapy				
Expensed	**$ 6,202**	$ 11,891	$ 19,944	$ 74,958
Acquired	**–**	–	–	–
Antisense				
Expensed	**2,550**	2,384	6,666	29,809
Acquired	**–**	–	–	11,000
Small Molecules				
Expensed	**1,485**	119	175	5,708
Acquired	**–**	–	–	1,228
Total expensed	**$ 10,237**	$ 14,394	$ 26,785	$ 110,475
Total acquired	**$ –**	$ –	$ –	$ 12,228

Amortization of the acquired patents and licenses is included in the 'Expensed' line of the table.

12. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital balances for each of the periods ended are summarized as follows:

Years ended May 31 (amounts in 000's)	2006	2005	2004	Period from inception Sept. 5, 1986 to May 31, 2006
(Increase) decrease				
Prepaid expenses and other assets	$ 611	$ 571	$ (593)	$ 61
Increase (decrease)				
Accounts payable	(514)	(1,360)	1,111	(689)
Accrued liabilities	(559)	(377)	(647)	2,220
	$ (462)	$ (1,166)	$ (129)	$ 1,592

During the year ended May 31, 2006, the Company received interest of $627 thousand (2005 –$679 thousand, 2004 – $1.2 million).

13. CONVERTIBLE DEBENTURES

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures"). The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. For the year ended May 31, 2006, the Company has issued 2,153,000 (2005 – 421 thousand) shares in settlement of $882 thousand (2005 – $300 thousand) in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder from escrow 1 million purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

The convertible debentures contain both a liability and an equity element, represented by the conversion option, and therefore, under Canadian GAAP these two elements must be split and classified separately as debt and equity. In addition, as noted above, the debenture holder received 1 million purchase warrants on the issuance of each tranche of convertible debt. The Company allocated the total proceeds received from the issuance of the convertible debentures to these three elements based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant. The convertible debentures conversion option was valued using a trinomial model. The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1 million to the purchase warrants. The financing fees totaling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debentures of $322 thousand and against the purchase warrants of $87 thousand. This allocation resulted in net amounts allocated to the equity portion of the convertible debentures and warrants of $3.8 million and $991 thousand respectively. The financing charges are being amortized over the five-year life of the convertible debentures agreement. For the year ended May 31, 2006, the Company has recognized $87 thousand (2005 – $84 thousand) in amortization expense. This amortization expense has reduced the value of the deferred financing charges to $481 thousand at May 31, 2006 (2005 – $568 thousand).

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. For the year ended May 31, 2006, the Company has recognized $790 thousand (2005 – $426 thousand) in accretion expense. This accretion expense has increased the carrying value of the convertible debentures from $9.8 million to $11.0 million at May 31, 2006 (2005 – $10.2 million).

The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties. Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default. This assessment was performed and management believes that there has not been an event of default and that, at May 31, 2006; the term of the debt remains unchanged.

At the end of the second quarter of fiscal 2006, subject to the completion of a tax assisted financing transaction and based on mutually agreed upon terms with the holder, it had been the Company's intent to repay the debentures by October 1, 2006. However, during the third quarter of fiscal 2006, the conditions precedent of the proposed tax assisted financing were not met and as such the transaction did not close and the Company's agreement with the debenture holder to repay the debentures was terminated. As such the debentures have been recorded as a long-term liability with the original due date of

October 6, 2009. The investor paid Lorus $100 thousand to help cover the costs incurred as part of the incomplete transaction. This $100 thousand has been recorded as a reduction in professional fee expense.

14. COMMITMENTS AND GUARANTEES

(a) Operating lease commitments

The Company has entered into operating leases for premises under which it is obligated to make minimum annual payments of approximately $139 thousand in 2007, $118 thousand in 2008 and $8 thousand in 2009.

During the year ended May 31, 2006, operating lease expenses were $130 thousand (2005 – $136 thousand, 2004 – $141 thousand).

(b) Other contractual commitments

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i) A 20% share interest in NuChem;

(ii) A payment of US $350 thousand in shares of Lorus, and

(iii) Up to US $3.5 million in cash.

To date, the Company has made cash payments of US $500 thousand. The remaining balance of up to US $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sublicense certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sublicenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date, the Company has not paid any royalties pursuant to the license agreement.

(c) Guarantees

The Company entered into various contracts, whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

15. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

The Company is exposed to interest rate risk due to the convertible debentures that require interest payments at a variable rate of interest.

The fair value of the convertible debentures at May 31, 2006 is $13.8 million.

16. REVENUE

During the year ended May 31, 2004, the Company recorded license revenue of $546 thousand in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the United Kingdom for the out-licensing of the Company's small molecule program. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. No such milestones were achieved during the year ended May 31, 2006.

17. CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from accounting principles generally accepted in the United States ("US GAAP"). The following reconciliation identifies material differences in the Company's consolidated statement of operations and deficit and consolidated balance sheets.

(a) Consolidated statements of loss and deficit

	Years ended May 31,		
	2006	2005	2004
Loss per Canadian GAAP	**(17,909)**	(22,062)	(30,301)
Accretion of convertible debentures *(i)*	**480**	329	–
Amortization of debt issue costs *(i)*	**(108)**	(40)	–
Stock compensation expense *(ii)*	**1,149**	1,475	–
Loss and comprehensive loss per US GAAP	**(16,388)**	(20,298)	(30,301)
Basic and diluted loss per share per US GAAP	**$ (0.09)**	$ (0.12)	$ (0.18)

Under US GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

(b) Consolidated balance sheets:

	May 31, 2006			
		Adjustments		
	Canadian GAAP	Convertible Debentures *(i)*	Stock Options *(ii)*	US GAAP
Deferred financing charges	481	164	–	645
Secured convertible debentures	(11,002)	(3,260)	–	(14,262)
Equity portion of secured convertible debentures	(3,814)	3,814	–	–
Stock options	(4,525)	–	4,525	–
Contributed surplus/Additional paid in capital (APIC)	(7,665)	(1,048)	876	(7,837)
Warrants	(991)	991	–	–
Deficit accumulated during the development stage	164,552	(661)	(5,401)	158,490

	May 31, 2005			
		Adjustments		
	Canadian GAAP	Convertible Debentures *(i)*	Stock Options *(ii)*	US GAAP
Deferred financing charges	568	272	–	840
Secured convertible debentures	(10,212)	(3,740)	–	(13,952)
Equity portion of secured convertible debentures	(3,814)	3,814	–	–
Stock options	(4,252)	–	4,252	–
Contributed surplus/Additional paid in capital (APIC)	(6,733)	(1,048)	–	(7,781)
Warrants	(991)	991	–	–
Deficit accumulated during the development stage	146,643	(289)	(4,252)	142,102

(i) Convertible debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under US GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. Under US GAAP, Emerging Issues Task Force No.00-19 and APB Opinion No. 14, the fair value of warrants issued in connection with the convertible debentures financing would be recorded as a reduction to the proceeds from the issuance of convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders' equity for Canadian GAAP purposes. Under US GAAP the Company has allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the purchase warrants. The financing fees totaling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $964 thousand and against the purchase warrants of $97 thousand. This allocation resulted in the net amount allocated to the warrants of $1.0 million. The financing charges are being amortized over the five-year life of the convertible debentures agreement.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. To date, the Company has recognized $407 thousand in accretion expense. This accretion expense has increased the value of the convertible debentures from $13.9 million to $14.3 million at May 31, 2006.

(ii) Stock-based compensation

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004. During 2006, the Company recorded stock compensation expense in the consolidated financial statements, representing the amortization applicable to the current year at the estimated fair value of stock options granted since June 1, 2002.

During 2006, the Company recorded stock compensation expense of $1.2 million (2005 - $1.5 million) in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $1.2 million in the consolidated balance sheets. No similar adjustments are required under US GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The Company grants performance based stock options as a compensation tool. Under Canadian GAAP, the accounting treatment of these options is consistent with all other employee stock options. Under US GAAP, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period. For the year ended May 31, 2006 the Company recorded stock-based compensation expense of $20 thousand under US GAAP for performance-based options.

During 2006, employees of the Company (excluding Directors and Officers) were given the opportunity to choose between keeping 100% of their existing options at the existing exercise price and forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise price of the options re-priced to $0.30 per share. Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options. Under Canadian GAAP the accounting treatment of these options requires that any incremental value resulting from the amendment be determined and recognized over the remaining vesting period. Under US GAAP, the amended options are treated as a variable award and are revalued, using the intrinsic value method of accounting at the end of each reporting period until the date the options are exercised, forfeited or expired unexercised. The Company recorded stock-based compensation of $36 thousand under US GAAP related to these amended stock options.

Prior to the adoption of CICA Handbook Section 3870, Lorus accounted for performance based stock options using the intrinsic value method, and a recovery of $43,000 was included in net income in 2004 related to these options.

The table below presents the pro-forma disclosures required under US GAAP:

	2006	2005	2004
Net loss to common shareholders—US GAAP	(16,388)	(20,298)	(30,301)
Compensation expense under SFAS 123	(1,149)	(1,475)	(1,623)
Pro-forma net loss to common shareholders—US GAAP	**(17,537)**	**(21,773)**	**(31,924)**
Pro-forma basic and diluted loss per share—US GAAP	**(0.10)**	**(0.13)**	**(0.19)**

(c) Consolidated statements of cash flows

There are no differences between Canadian and US GAAP that impact the consolidated statements of cash flows.

(d) Income taxes

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under US GAAP, these tax credits would be reclassified as a reduction of income tax expense. The impact would be higher research and development expense and an income tax recovery of $205 thousand for the year ended May 31, 2006 (2005 - $400 thousand, 2004 - $180 thousand) with no net impact to net income or earnings per share.

(e) New accounting pronouncements not yet adopted

(i) In December 2004, the FASB revised *SFAS No. 123* to require companies to recognize n the income statement the grant-date fair value of stock options and other equity based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently re-measured.

In April 2005, the staff of the Securities and Exchange Commission issued *Staff Accounting Bulletin No. 107* (SAB 107) to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective June 1, 2006. Additionally, SAB 107 discusses disclosures to be made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in registrants' periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(ii) In December 2004, FASB issued *Financial Accounting Standard 153: Exchanges of Nonmonetary Assets as an amendment of APB Opinion No. 29.* The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for years beginning after June 15, 2005. This announcement will not have any impact to the Company's consolidated financial statements.

(iii) In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154), which replaces APB No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.* SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management believes that the adoption of this statement will not have a material effect on the Company's consolidated financial condition or results of operations.

(f) Consolidated statement of shareholders equity (deficiency) for the period from June 1, 1998 to May 31, 2006:

	Number of Shares (000's)	Amount	Contributed Surplus/APIC	Deficit	Total
Balance May 31, 1998	**36,785**	**$ 37,180**	**$ 667**	**$ (32,946)**	**$ 4,901**
Exercise of special warrants	5,333	1,004	(1,217)	–	(213)
Exercise of stock options	46	48	–	–	48
Issue of warrants	–	–	1,217	–	1,217
Issue of special warrants	–	–	213	–	213
Other issuances	583	379	–	–	379
Deficit	–	–	–	(4,623)	(4,623)
Balance May 31, 1999	**42,747**	**$ 38,611**	**$ 880**	**$ (37,569)**	**$ 1,922**
Exercise of warrants	12,591	7,546	(534)	–	7,012
Issuance of special and purchase warrants	–	–	8,853	–	8,853
Issuance of public offering	15,333	41,952	659	–	42,611
Issued on acquisition	36,050	14,000	–	–	14,000
Exercise of units	893	1,821	(321)	–	1,500
Issuance under alternate compensation plan	18	15	–	–	15
Exercise of special warrants	30,303	8,438	(8,438)	–	–
Exercise of stock options	1,730	1,113	–	–	1,113
Stock-based compensation	–	869	–	–	869
Deficit	–	–	–	(8,599)	(8,599)
Balance May 31, 2000	**139,665**	**$ 114,365**	**$ 1,099**	**$ (46,168)**	**$ 69,296**
Exercise of warrants	168	93	(25)	–	68
Issuance under alternate compensation plan	28	49	–	–	49
Exercise of stock options	2,550	1,866	–	–	1,866
Stock-based compensation	–	351	–	–	351
Deficit	–	82	–	(15,213)	(15,131)

Consolidated statement of shareholders equity (deficiency) for the period from June 1, 1998 to May 31, 2006 *(continued)*

Balance May 31, 2001	**142,411**	**$ 116,806**	**$ 1,074**	**$ (61,381)**	**$ 56,499**
Exercise of compensation warrants	476	265	(71)	–	194
Exercise of stock options	1,525	1,194	–	–	1,194
Stock-based compensation	–	(100)	–	–	(100)
Deficit	–	–	–	(13,488)	(13,488)
Balance May 31, 2002	**144,412**	**$ 118,165**	**$ 1,003**	**$ (74,869)**	**$ 44,299**
Exercise of stock options	873	715	–	–	715
Stock-based compensation	–	558	–	–	558
Deficit	–	–	–	(16,634)	(16,634)
Balance May 31, 2003	**145,285**	**$ 119,438**	**$ 1,003**	**$ (91,503)**	**$ 28,938**
Share issuance	26,220	24,121	4,325	–	28,446
Exercise of stock options	289	171	–	–	171
Stock-based compensation	–	(88)	–	–	(88)
Other issuances	–	28	–	–	28
Deficit	–	–	–	(30,301)	(30,301)
Balance May 31, 2004	**171,794**	**$ 143,670**	**$ 5,328**	**$ (121,804)**	**$ 27,194**
Interest payment	421	300	–	–	300
Exercise of stock options	276	112	–	–	112
Expiry of compensation options	–	–	1,405	–	1,405
Issuance under alternate compensation plan	50	37	–	–	37
Issuance of warrants	–	–	1,048	–	1,048
Deficit	–	–	–	(20,298)	(20,298)
Balance May 31, 2005	**172,541**	**$ 144,119**	**$ 7,781**	**$ (142,102)**	**$ 9,798**
Interest payment	**2,153**	**882**	**–**	**–**	**882**
Stock-based compensation	**–**	**–**	**56**	**–**	**56**
Deficit	**–**	**–**	**–**	**(16,388)**	**(16,388)**
Balance May 31, 2006	**174,694**	**$ 145,001**	**$ 7,837**	**$ (158,490)**	**$ (5,652)**

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

19. SUBSEQUENT EVENTS

(a) On July 13, 2006 Lorus entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (HighTech) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represents a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.

The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange and the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares. The transaction is required to close before September 30, 2006.

In connection with the transaction, HighTech will receive demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012. In addition, HighTech will have the right to nominate one nominee for the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board.

Subsequent to the transaction HighTech will own approximately 14.2% of the issued and outstanding common shares of Lorus. Had this transaction closed on June 1, 2005 it would have had an anti-dilutive effect on net loss per share, reducing the loss per share from $0.10 per share to $0.09 per share.

(b) On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange, and the closing of the transaction between Lorus and HighTech (discussed above).

CORPORATE *directory*

EXECUTIVE STAFF

Jim A. Wright, Ph.D.
President and
Chief Executive Officer

Aiping Young, M.D., Ph.D.
Chief Operating Officer

Elizabeth Williams, C.A.
Director of Finance
(Acting Chief Financial Officer)

BOARD OF DIRECTORS

J. Kevin Buchi
Senior Vice President and
Chief Financial Officer,
Cephalon Inc.,
Pennsylvania, USA

Donald W. Paterson
President,
Cavandale Corporation,
Ontario, Canada

Alan Steigrod
Managing Director,
Newport HealthCare Ventures,
Florida, USA

Graham Strachan, (Chairman)
President,
GLS Business Development Inc.,
Ontario, Canada

Jim A. Wright
President and
Chief Executive Officer,
Lorus Therapeutics Inc.,
Ontario, Canada

MEDICAL AND SCIENTIFIC ADVISORY BOARD (MSAB)

Dr. Donald Braun, Ph.D.
Professor/Administrative Director
of The Cancer Institute,
Medical College of Ohio

Dr. Gregory Curt, M.D.
Medical Director, Field Medical Group
AstraZeneca PLC,
Betheseda, Maryland

Dr. Robert Kerbel, Ph.D.
Senior Scientist, Molecular
and Cellular Biology Research,
Canada Research Chair in
Molecular Medicine,
Sunnybrook and Women's College
Health Sciences Centre,
Toronto, Ontario

Dr. Jamie De la Garza Salazar, M.D.
Director General,
National Cancer Institute,
Mexico City, Mexico

Dr. Bishnu Sanwal, Ph.D., DSC, FRSC
Professor Emeritus,
Department of Biochemistry,
University of Western Ontario,
London, Ontario

Dr. George R. Stark, Ph.D., FRS
Distinguished Scientist,
Lerner Research Institute,
The Cleveland Clinic Foundation,
Cleveland, Ohio

Dr. L. Siminovitch, Ph.D., DSC, CC, FRS, FRSC
Chairman,
Lorus Therapeutics Inc.'s MSAB
Director Emeritus, Samuel
Lunenfeld Research Institute,
Toronto, Ontario

CORPORATE COUNSEL

McCarthy Tétrault LLP, Toronto
Marusyk Miller & Swain, Ottawa

AUDITORS

KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200,
Toronto, Ontario M2P 2H3

TRANSFER AGENT AND REGISTRAR

Inquiries regarding transfer requirements, lost certificates and changes of address should be directed to the transfer agent.

Computershare Trust Company of Canada
100 University Avenue, 11th Floor,
Toronto, Ontario M5J 2Y1
Tel: 416.981.9500

INQUIRIES, ANNUAL AND QUARTERLY REPORTS

Shareholders and prospective shareholders are invited to call or email us with questions or requests for additional information.
Tel: 416.798.1200
Fax: 416.798.2200
email: ir@lorusthera.com
website: www.lorusthera.com

ANNUAL MEETING

The 2006 Annual Meeting of Shareholders will be held on Thursday September 21, 2006 at 10 a.m. at:

St. Andrew's Club and Conference Centre
150 King Street West, 27th Floor
Toronto, Ontario

DESIGN & PRODUCED BY: CREATIVE QUOTIENT INC.

LORUS THERAPEUTICS INC.



2 Meridian Road
Toronto, Ontario, Canada
M9W 4Z7
T: 416.798.1200
F: 416.798.2200
www.lorusthera.com

< ANNUAL REPORT 2005


future

deliver > < promise

Mission for Life

Enhancing the quality of life of cancer patients through the development of efficacious and well-tolerated drugs stands behind every activity undertaken at Lorus. Our commitment to our shareholders is a lifelong commitment, one that ensures we deliver products with the potential to be used alone or in combination chemotherapy to manage cancer. Our capable and experienced team of professionals remains focused on this mission.

the right track >


future

table of contents

committed to quality for life > < promise

> Lorus Therapeutics Inc. is a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer. Lorus carries out basic drug discovery research and clinical development, but also seeks to reduce the risks associated with the drug development process by acquiring promising new technologies from research institutions and other companies.

> The focus of Lorus is on the development of well-tolerated cancer therapy drugs. Since cancer progression is a complex process involving the accumulation of multiple genetic alterations leading to changes in many specialized cell functions, Lorus does not hold the view that a single drug will emerge as a cure for all cancers. Instead, Lorus believes that cancer will continue to be treated by many different drugs with a variety of mechanisms of action. Since Lorus takes a multi-mechanistic approach for the treatment of cancer, the Company concentrates on the discovery and the development of different classes of anticancer compounds.

> All of the drugs being developed by the research team at Lorus have one similar characteristic: they are designed with the goal of being well-tolerated by patients. For successful drug candidates, this may contribute to an improved quality of life for cancer patients, and may also make Lorus' drugs more commercially attractive as they could more easily be investigated in combination with other leading therapies without significantly adding to the current side effect profiles of existing drugs.

PLATFORM TECHNOLOGIES

The Company focuses on three therapeutic areas, and in addition has a number of promising preclinical technologies that we believe will continue to expand the product pipeline.

The lead areas of research and development include:

Immunotherapy	
Lead Product	– Virulizin®
Major Accomplishment in Fiscal 2005	– Completion of pivotal Phase III clinical study of Virulizin® in combination with GEMZAR®
Pending Milestones	– Release of clinical trial results – Application for marketing approval
Antisense	
Lead Products	– GTI-2040 and GTI-2501
Major Accomplishments in Fiscal 2005	– Eight Phase II clinical trials underway for a variety of cancer indications, six of which are sponsored and funded by the U.S. National Cancer Institute
Pending Milestones	– Advancement of GTI-2040 in all its clinical development programs
Anticancer Small Molecules	
Lead Products	– ML-133, ML-220 and LT-253
Major Accomplishments in Fiscal 2005	– Identification of lead compounds after being included in screening program of the U.S. National Cancer Institute
Pending Milestones	– Advancement of the Company's first small molecule drug candidate into clinical study

our work >< global

Lorus Therapeutics is developing a broad and diverse portfolio of compounds in the battle against cancer. Knowing that this is a disease without a singular cause, it will be necessary to offer a number of treatment options in this battle. For our part, we have three products representing two classes of drugs currently in clinical development and plan to move the first candidate of our third class of drugs into the clinic this fiscal year.

deliver



product pipeline >< promise

IN THE CLINIC

Immunotherapy

Major advances in cancer therapy have been made in the past two decades. One of the most significant advances has been the emergence of immunotherapy; which is a class of therapies that work against disease by attempting to produce active or passive immunity.

Our lead immunotherapy is Virulizin®. At the center of the Virulizin® mechanism of action are macrophages, which are white blood cells that play an important role in the recognition and destruction of tumor cells. Virulizin® induces macrophages to produce a variety of molecules that kill tumor cells directly, as well as indirectly through activation of Natural Killer (NK) cells.

Antisense Technology

Antisense therapy represents a powerful means to selectively decrease expression of disease-causing genes, providing the potential of reducing malignancy while avoiding adverse side effects associated with inhibition of multiple targets common with other forms of therapy.

We had further evidence of the safety and clinical efficacy of our antisense drugs GTI-2040 and GTI-2501. These oligonucleotides comprise our lead clinical antisense platform, based on inhibition of expression of ribonucleotide reductase (RNR). We have shown that RNR is important in cancer malignancy and is elevated in a wide range of tumors.

PRECLINICAL

Small Molecule Program

The Company has several very interesting preclinical technologies under development with the Small Molecule Program as one of the most advanced. Currently we are focused on the development of the ML-Series of compounds, particularly ML133 and its derivatives, which appear to be an extremely potent inhibitor of cancer cell growth for a number of different cancers.

Clinical Development Pipeline


RESEARCH
PRECLINICAL
PHASE I
PHASE II
PHASE III
APPROVED
Virulizin® – Pancreatic Cancer[1]
GTI-2040 – Kidney Cancer
US NATIONAL CANCER INSTITUTE (NCI) COLLAB.
GTI-2040 – Colon Cancer
GTI-2040 – Lung Cancer
GTI-2040 – Breast Cancer
GTI-2040 – Solid Tumors
GTI-2040 – AML
GTI-2040 – Prostate
GTI-2501 – Prostate Cancer

Preclinical Development Pipeline


SMALL MOLECULE LIBRARY
Nc-381[2]
Nc-383[2]
Nc-384[2]
LEAD ANTISENSE CANDIDATES
GTI-2601[3]
GTI-3008
GTI-3611
GTI-4006
OTHER
siRNA
Immunotherapy – Neo-Virulizin®
Gene Therapy
ML-Series (New Small Molecules)

1 Approved in Mexico for the treatment of malignant melanoma

2 Pursuant to a worldwide exclusive out-licensing agreement, these products will be developed by Cyclacel Limited of the U.K.

3 Developing in collaboration with Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd.

letter to shareholders >< promise

deliver

Dear fellow shareholders:

We are almost there! As you know, we have been building a biopharmaceutical company with a broad and diverse portfolio of well-tolerated, efficacious, anticancer drugs. We have made steady, consistent, important progress in the development of our multiple anticancer platform technologies with a variety of clinical and preclinical studies underway, including our now complete global Phase III clinical trial with Virulizin® for the treatment of pancreatic cancer. We have developed the internal expertise to repeat our successes in the future and to mitigate the pitfalls in the challenging biotechnology industry. We have ridden the volatile stock market through its cycles of highs and lows, partially buffered by our fundamentals, but not exempt from its considerable influence.

The result of these initiatives is a Company poised for multiple successes, starting with our lead anticancer drug, Virulizin®.

Persistence, perseverance and a degree of patience have all played their part in the development of Virulizin®, but planning has been the most important factor in reaching this point. We have achieved a series of key milestones this past year in all of our programs, notably:

- the completion of the Virulizin® Phase III clinical registration trial with results anticipated by late 2005;
- BioVectra, our recently selected contract manufacturer, successfully scaled-up production of Virulizin® to commercial batches;
- the U.S. FDA approval of a "rolling submission" for our New Drug Application for Virulizin®, potentially expediting the approval process;
- the granting of Orphan Drug Status for Virulizin® by the European Medicines Agency (something we already have from the FDA), which provides for 10 years of market exclusivity and enables Lorus to seek out expedited approval processes;
- completing a Phase II trial of GTI-2040 in combination with capecitabine in patients with advanced and metastatic renal cell carcinoma;
- commencing a Phase II clinical trial in hormone refractory prostate cancer using GTI-2040, marking the sixth clinical trial study sponsored and funded by the U.S. National Cancer Institute;
- entering into a collaboration agreement with Sumitomo Pharmaceuticals Co. of Japan.

There may never be a "silver bullet" for the treatment of cancer. Rather, combating and managing the disease will require a wide range of therapies and treatments. We are contributing to this battle by developing a number of technology platforms from which we hope to be able deliver

to offer a range of well-tolerated therapeutic interventions. This report reviews the considerable progress we have made on advancing our broad portfolio of anticancer drug candidates. The breadth of our pipeline speaks to our commitment to become a leading global cancer company with a well diversified clinical and preclinical pipeline of novel therapies. We expect low toxicity products will be welcomed by patients, while developing a diversified portfolio represents prudent risk management for our investors.

We have also developed internal expertise in many aspects of drug development. We expanded our management team this past year to prepare the Company as we plan for commercialization. We continue to develop and expand upon our collaborative and strategic relationships with a broad cross-section of industry players: from academic institutions such as the University of Toronto, to the National Cancer Institute in the U.S., Sumitomo Pharmaceuticals of Japan, Cyclacel Ltd. of the U.K. and BioVectra in Canada. We will continue to be focused and opportunistic in our efforts to create shareholder value.

Since our merger in October 1999 with GeneSense Technologies, we have consistently moved forward on a number of fronts. We fully expect solid progress in the year ahead but likely none will equal the excitement of the results of our Phase III clinical trial for Virulizin® for the treatment of pancreatic cancer.

We own 100% of Virulizin®, our novel anticancer drug which has completed a pivotal Phase III clinical trial. We have a variety of other drug candidates in all phases of preclinical and clinical development and expect to advance at least one of our preclinical programs into the clinic in 2006. We have a strong and independent board of directors representing our shareholders and guiding the Corporation. It has been a difficult year for many within the life sciences sector, but our perseverance and planning at Lorus have put us in an enviable position for 2006 and beyond.

Our shareholders deserve special credit at this important juncture in our history. Thanks to all of you who have had the patience and the confidence to support our efforts. We look forward to great things.

Sincerely,

Dr. Jim Wright
President and Chief Executive Officer
Lorus Therapeutics

technology overview >< promise

Lorus is developing innovative therapies with high safety profiles for the management of cancer, and is achieving this goal through a broad diversified technology base. Examples are described below.

Virulizin®

This has been an exciting year for our most advanced oncology product Virulizin®, a novel immunotherapy. One of our most significant milestones was the successful completion of our pivotal Phase III clinical study of Virulizin® in combination with GEMZAR® for the treatment of pancreatic cancer. The Phase III clinical registration study had been underway since early 2002, and enrolled 436 patients at over 100 clinical sites in North America and Europe. Last patient visit, which occurred in July 2005, will be followed by database lock later this summer. According to the study protocol requirements for follow-up, database lock and data analysis, the results of the study are anticipated for late 2005.

deliver

The Phase III clinical study compares the efficacy and safety of Virulizin® when combined with GEMZAR®, versus a placebo combined with GEMZAR® in patients with locally advanced or metastatic pancreatic cancer. The primary efficacy endpoint is overall survival, while secondary endpoints include progression of symptoms of pain, deterioration of performance status and weight loss.

We continued to receive promising news in support of regulatory approval and, ultimately, commercialization of Virulizin®. Prior to completion of the Phase III trial, we received a favorable review from the Data Safety Monitoring Board and a positive outcome of the pharmacokinetic portion of the trial. In June, the U.S. Food and Drug Administration accepted our proposal for a rolling submission for the Company's New Drug Application (NDA) for Virulizin®. That same month we announced that our contract manufacturer, BioVectra, had successfully scaled up the manufacturing process of Virulizin® to the commercial batch size of 800 liters, representing an eight-fold increase over the clinical manufacturing process. Virulizin® was also approved as an orphan medicinal product in the European Union for the treatment of pancreatic cancer.

During this past year we also made several key advances towards the understanding of the mechanism of action of Virulizin®, the findings of which we presented at international cancer conferences and published in two articles in the journal *Cancer Immunology, Immunotherapy*. At the center of the Virulizin® mechanism of action are macrophages, which are white blood cells that play an important role in the recognition and destruction of tumor cells. Virulizin® induces macrophages to produce a variety of molecules that kill tumor cells directly, as well as indirectly through activation of Natural Killer (NK) cells. We expanded on these findings at the annual meeting of the American Association for Cancer Research (AACR) in April, with in vivo data demonstrating that a link between macrophage activation and NK-cell antitumor activity was the cytokine IL-12. In May, at the American Society of Clinical Oncology (ASCO), we revealed an entirely novel aspect of Virulizin® antitumor function.

GTI-2040 and GTI-2501

This past year we had further evidence of the safety and clinical efficacy of our antisense drugs GTI-2040 and GTI-2501. These oligonucleotides comprise our lead clinical antisense platform, based on inhibition of expression of ribonucleotide reductase (RNR). We have shown that RNR is important in cancer malignancy and is elevated in a wide range of tumors. Antisense therapy represents a powerful means to selectively decrease expression of disease-causing genes, with the potential in cancer of reducing malignancy while avoiding adverse side effects associated with inhibition of multiple targets common with other forms of therapy. We continue to be encouraged by the progress of our clinical program for GTI-2040 and GTI-2501, which comprises eight Phase II trials for a variety of cancer indications.

Last November we initiated a Phase II clinical trial in hormone refractory prostate cancer using GTI-2040 in combination with docetaxel and prednisone. This is the Company's sixth clinical trial study sponsored and funded by the U.S. National Cancer Institute (NCI). Other ongoing GTI-2040 clinical trials involving different combinations with chemotherapies conducted under the NCI program include studies in non-small cell lung cancer (NSCLC), breast cancer, colorectal cancer, acute myeloid leukemia (AML), and solid tumors. In May a steering committee meeting was held with Lorus and Principal Investigators from our NCI-sponsored trials to review the ongoing program. We are pleased to report that the program is continuing as planned.

deliver

This past April we completed a Phase II trial of GTI-2040 in combination with capecitabine in patients with advanced and metastatic renal cell carcinoma. More than half (52%) of the patients on the recommended dose exhibited disease stabilization or better, including one confirmed partial response with duration of eight months. Durable tumor reductions observed at the recommended dose included a 23 per cent reduction of tumor burden in a patient with a disease stabilization of 10 months' duration, while other disease stabilizations of four to nine months duration were also observed.

Other important milestones were achieved for GTI-2040 this year. The U.S. FDA awarded orphan drug status to GTI-2040 for the treatment of AML. In April, Lorus and clinical investigators from the University of Chicago published the results of a Phase I trial of GTI-2040 in solid tumors in the journal *Annals of Oncology*. The findings from this trial confirmed the favorable toxicity profile of GTI-2040, and provided a dose level for subsequent Phase II trials. Preliminary results of a Phase II study of GTI-2040 plus docetaxel as second-line treatment in NSCLC were presented at this year's ASCO meeting. The investigators reported that no dose limiting toxicities were observed in the first cycle of combination treatment with GTI-2040 and docetaxel, which is an established cytotoxic agent for second-line treatment of NSCLC. Early efficacy data showed disease stabilization activity in 10 of 18 patients, with some patients still on treatment in this ongoing trial. These encouraging results indicate the safe use of GTI-2040 plus docetaxel in advanced NSCLC, with early evidence of activity.

Earlier this year Lorus entered into an important partnership agreement with one of Japan's leading pharmaceutical companies, Sumitomo Pharmaceuticals Co. Ltd., and collagen manufacturer Koken Co. Ltd., to formulate one of our promising preclinical antisense oligonucleotides, GTI-2601. Unlike our lead antisense molecules, which target RNR, GTI-2601 specifically downregulates expression of thioredoxin, which is a protein that is elevated in multiple cancer types, and is widely implicated in tumor formation, metastasis, and resistance to chemotherapeutic agents. Sumitomo and Koken have developed an advanced delivery system based on collagen that, when complexed with antisense oligonucleotides, can improve antitumor efficacy compared to naked or uncomplexed oligonucleotides. This delivery technology holds much promise from efficacy, safety, manufacturing and commercial perspectives.

In addition, Lorus is developing the potential of RNA interference to control gene expression through the use of small interfering RNA (siRNA). siRNA selectively decreases mRNA and protein levels in the cell by an antisense like mechanism that differs from that of antisense gene regulation by compounds like GTI-2040, GTI-2501 and GTI-2601.

Anticancer Small Molecules: The ML-Series

Last year we announced the discovery of novel low molecular weight compounds with anticancer activity. Since then we have made progress in the development of these molecules, which we have called the ML-Series. A group of selected compounds from the ML-Series were included in the in vitro anticancer screening program of the National Cancer Institute (USA), a screening program utilizing 60 human cancer cell lines. Two of the most active compounds, ML-133 and ML-220, passed acute toxicity tests in mice, and showed significant tumor inhibition activity in vivo in xenograft models of several human cancer types. The U.S. NCI subsequently selected ML-133 for further in vivo evaluation due to its potent anticancer activity and novel chemical structure.

In this past year we presented results of studies on the efficacy and mechanism of action of ML-220 at the 9th Annual World Congress Drug Discovery Technology in Boston. We showed that ML-220 potently suppressed the growth of most cancer cell types. The mechanism of action of ML-220 involves the inhibition of kinases, which are enzymes that are often associated with abnormal cell growth and development of tumors. Targeting cancer-related kinase activity presents novel opportunities for the development of new cancer therapies designed to be less toxic than conventional chemotherapeutic drugs. Currently we are focused on the development of our lead compound ML-133, which appears to be an extremely potent inhibitor of cancer cell growth for a number of different cancers.

We believe the unique mode of action and novel structures make this group of compounds promising drug candidates for the development of novel anticancer agents with minimal or no cross resistance with existing drugs.

management's discussion and analysis >

AUGUST 11, 2005

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005 and the accompanying notes (the "Financial Statements") set forth elsewhere in this report. The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in Note 16 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management's Discussion and Analysis, "Lorus", the "Company", "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the research, development and commercialization of effective anticancer therapies with high safety. Lorus has worked diligently to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials, and a global Phase III trial which recently completed last patient visit. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment. Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, thereby mitigating the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are: Immunotherapeutics (Virulizin®); Antisense (GTI Compounds); Small Molecule and Tumor Suppressor Technology.

Our net loss for 2005 totalled $22.1 million ($0.13 per share) compared to a net loss of $30.3 million ($0.18 per share) in 2004. Research and development expenses in 2005 decreased to $14.4 million from $26.8 million in 2004. The wind down of the Virulizin® Phase III clinical trial during 2004 and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 as well as GTI-2501 for our Phase I/II clinical trial in 2004 for which we continue to have sufficient supply on hand contributed to the decrease over 2004. We utilized cash of $18.7 million in our operating activities in 2005 compared with $28.1 million in 2004; the lower utilization is consistent with lower research and development activities, offset by lower revenue and interest income during the year. At the end of 2005 we had cash and cash equivalents and short-term investments of $21.5 million compared to $26.7 million at the end of 2004.

RESULTS OF OPERATIONS

Revenues

Revenues for the year decreased to $6 thousand compared with 2004 revenue of $608 thousand and $66 thousand in 2003. The decrease over 2004 results from a licensing agreement Lorus entered into during 2004 with Cyclacel Ltd. in connection with the out-licensing of our Clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand received in 2004 with the potential of additional license fees of up to $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months. The balance of the revenue earned during 2004 and 2003 relates to product and royalty revenues from the sale of our lead drug Virulizin® to our distributor in the Mexican market,

Mayne Pharma. As of July 31, 2005, Lorus' contract with Mayne Pharma to distribute Virulizin® in Mexico was terminated as a result of Mayne Pharma ceasing operations in Mexico and Brazil. Lorus is currently investigating alternatives to continue our presence in the Mexican market. We do not anticipate product revenue in fiscal 2006 from any of our other anticancer drugs currently under development.

Research and Development

Research and development expenses totalled $14.4 million in 2005 compared to $26.8 million in 2004 and $12.6 million in 2003. The significant decrease in spending compared with 2004 is primarily the result of two factors. First, in 2004 our Phase III global clinical trial of Virulizin® for the treatment of advanced pancreatic cancer was progressing through a heavy enrollment period resulting in many up front costs, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. In 2005 the study and the associated costs have wound down to the point of last patient visit on July 5, 2005. Second, we incurred expenditures in 2004 related to the upfront procurement of the GTI-2040 drug for the five U.S. National Cancer Institute ("NCI") sponsored Phase II clinical trials as well as the GTI-2501 drug for our Phase I/II prostate trial. We have had, and continue to have, a sufficient drug supply on hand such that no additional costs were incurred during 2005. Research and development costs in 2004 were higher than 2003 primarily due to the reasons discussed above.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $11.9 million or 83% of the total spending. As discussed above Virulizin® recently completed a Phase III clinical trial, and we are preparing for a New Drug Application (NDA) filing, both of which have required a majority of the Company's time and resources during the year.

General and Administrative

General and administrative expenses totalled $5.3 million in 2005 compared to $4.9 million in 2004 and $4.3 million in 2003. The increase in 2005 of $400 thousand compared with 2004 is primarily due to additional administrative personnel as we gear up for commercialization. The 2004 increase of $600 thousand compared to 2003 is due to higher professional and filing fees related to regulatory changes and changes to the option plan, as well as a one time non-cash charge of $245 thousand to write-off financing costs no longer deemed to have future value.

Stock-Based Compensation

Effective June 1, 2004 the retroactive application of Canadian Institute of Chartered Accountants (CICA) revised Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (Section 3870) with respect to the recognition of stock-based compensation expense for the cumulative effects of the fair value of stock-based awards for 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the stock options account on June 1, 2004. Prior periods were not restated.

Stock-based compensation expense increased to $1.5 million in 2005 compared with $(43) thousand in 2004 and $674 thousand in 2003. The 2005 expense represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208 thousand recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five-years to 10-years. Stock compensation expense recorded prior to June 1, 2004 represents the cost of awarding performance-based stock options to employees. These options have contingent vesting criteria, and as such they were treated as a variable award and revalued using the intrinsic method at the end of each reporting period until the final measurement date. In 2003 there was a large expense due to the significant increase in our share price during the year. The negative adjustment in 2004 was due to a general decline in our share price during the year.

Depreciation and Amortization

Depreciation and amortization expenses totalled $564 thousand in 2005 compared to $463 thousand in 2004 and $286 thousand in 2003. The increase in expense over 2004 is due to the acquisition of additional capital related to the scale up of our manufacturing process, as well as a write-down of $75 thousand taken on certain equipment whose carrying value was deemed to be unrecoverable and in excess of the estimated future undiscounted cash flows of the underlying assets. The increase in 2004 over 2003 is due to the completion of leasehold improvements for which amortization started in late 2003.

Interest Expense

We recognized non-cash interest expense of $300 thousand in 2005, representing interest at a rate of prime +1% on the $15 million convertible debentures. Interest has accrued based on the cash advanced beginning October 6, 2004 when the first tranche of $5 million was advanced through to May 31, 2005 when the entire $15 million had been advanced. The interest accrued on the debentures during the year was paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures

Accretion in the carrying value of the convertible debentures amounted to $426 thousand in 2005. This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the year. This accretion charge arises as, under Canadian GAAP, we have allocated the proceeds from each tranche of the convertible debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million convertible debentures having an initial carrying value of $9.8 million as of their dates of issuance. Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for 2005 increased to $84 thousand compared to nil in 2004. The deferred financing charges relate to the convertible debenture transaction and will be amortized over the five-year life of the debt commencing October 6, 2004.

Interest and Other Income

Interest income totalled $524 thousand in 2005 compared to $1.2 million in both 2004 and 2003. The decrease is due to a lower average cash and short-term investment balance in 2005. Interest income was unchanged between 2004 and 2003 despite higher average cash and short-term investment balances in 2004 because of lower market interest rates in 2004 compared with 2003.

Loss for the Year

Net loss for the year decreased 27% to $22.1 million or $0.13 per share in 2005 compared to $30.3 million or $0.18 per share in 2004 and $16.6 million or $0.12 per share in 2003. The decrease in net loss over the prior year is primarily due to lower research and development costs resulting from the wind down of the Phase III Virulizin® clinical trial, as well as no GTI-2040 or GTI-2501 drug production in the current year, offset by lower interest revenue and non-cash expenses associated with stock-based compensation expense, and charges related to the convertible debentures including accretion, interest and amortization of deferred financing charges. Net loss was higher in 2004 compared with 2003 primarily due to the significant increase in clinical trial activities to support the expanded Phase III Virulizin® clinical trial, and the cost of procuring GTI-2040 and GTI-2501 drugs to support our ongoing clinical trials.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the remaining costs of the Virulizin® Phase III clinical trial and the GTI-2501 Phase I/II clinical trial from internal resources until their anticipated completion. The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and developments programs.

Our future operations are highly dependent upon the outcome of the Phase III trial of our lead product, Virulizin®. Should the trial prove successful, we will pursue regulatory approval and subsequent commercialization of Virulizin®. Lorus' commercialization efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should our ability to raise additional financial support be delayed, we believe that our current level of cash and cash equivalents and short-term investments are sufficient to fund planned expenditures for the next twelve months.

In the event the result of the Phase III trial does not warrant efforts to commercialize Virulizin® at the present time, we will be required to re-evaluate our business operations and to reduce expenditures. Should commercialization not be pursued, we believe that our current level of cash and cash equivalents and short-term investments is sufficient to fund the planned expenditures for the next twelve months.

Operating Cash Requirements

Lorus utilized cash in operating activities of $18.7 million in 2005 compared to $28.1 million in 2004 and $11.9 million in 2003. The significant decrease in cash used in operating activities in 2005 compared with 2004 is due to lower research and development expenses, as described above, offset by lower interest income and a negative change in non-cash working capital due to a reduction in the accounts payable and accrued liabilities balances at the end of the year. The increase in cash used in operating activities in 2004 compared with 2003 was due to higher research and development activities as well as a negative change in non-cash working capital compared with a positive change in 2003.

Cash Position

At May 31, 2005, Lorus had cash and cash equivalents and short-term investments totalling $21.5 million compared to $26.7 million at the end of 2004. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short-term investments) at May 31, 2005 was $18.5 million as compared to $22.6 million at May 31, 2004. The Company does not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities, as well as the costs associated with filing an NDA with the FDA and bringing a drug to market. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. Lorus intends to use its resources to fund its existing drug development programs and develop new programs from its portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Financing

On October 6, 2004, we entered into an agreement to raise aggregate net proceeds of $13.9 million through the issuance of secured convertible debentures and warrants. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. To May 31, 2005, the Company has issued 421,000 shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

In addition, in 2005 Lorus issued common shares on the exercise of stock options for proceeds of $112 thousand.

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one purchase warrant. In 2004, Lorus issued common shares on the exercise of stock options for proceeds of $200 thousand.

In 2003, Lorus issued common shares on the exercise of stock options for proceeds of $715 thousand.

Use of Proceeds

In our prospectus dated June 3, 2003 we indicated that the proceeds to be received from that financing would be used as follows: $12 million for the product development of our immunotherapy platform, $11 million for the product development of our antisense platform and $2 million for preclinical and discovery programs. It was anticipated that the balance of funding would be used for working capital and general purposes. Since the date of the prospectus, we have incurred $31.8 million in research and development expenses on our immunotherapy platform, $9.1 million on our antisense platform, and $300 thousand on preclinical and discovery programs. The additional spending on our immunotherapy platform was funded through cash and short-term investments held by the Company prior to the 2003 offering, as well as the October 6, 2004 $15 million convertible debenture financing, and is the direct result of the expansion of the Virulizin® Phase III clinical trial. The spending anticipated in the 2003 prospectus on our antisense platform and preclinical and discovery programs was to be incurred over a number of years, including 2004 and 2005. We have sufficient funds available at the end of 2005 to fund the remaining $1.9 million to be spent on our antisense platform and $1.7 million to be spent on preclinical and discovery programs.

CONTRACTUAL OBLIGATIONS

At May 31, 2005, we had contractual obligations requiring annual payments as follows:

(amounts in 000's)	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	136	235	–	–	371
Contract Research Organizations[1]	2,160	–	–	–	2,160
Convertible Debenture[2]	–	–	15,000	–	15,000
Total	**2,296**	**235**	**15,000**	–	**17,531**

[1] Contract Research Organization expenditures relate to our Phase III Virulizin® clinical trial.

[2] The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00. In the event that the holder does not convert the shares, Lorus has an obligation to repay the $15 million in cash.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2005, we have not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2005, we did not enter into any transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third-parties such as contract manufacturing organizations, contract research organizations, and other research organizations. These relationships are with non-related third-parties and occur at arm's length and on normal commercial terms.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $22.1 million; $30.3 million and $16.6 million for the years ended May 31, 2005, 2004 and 2003, respectively. As of May 31, 2005, we had an accumulated deficit of $146.6 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly Virulizin® and

GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development and potential commercialization programs for Virulizin®, require substantial capital. We expect that our existing cash and cash equivalents will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research, development and commercialization activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

- engage in equity financings that would be dilutive to current shareholders;
- delay, reduce the scope of or eliminate one or more of our development programs;
- obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We expect to announce results for an ongoing Phase III clinical trial of Virulizin® in patients with pancreatic cancer in late 2005. Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively.

We expect to announce the results of our Phase III clinical trial of Virulizin® in late 2005. These results may not be favorable or viewed favorably by us or third-parties, including investors, equity research analysts and potential collaborators. Share prices for biotechnology companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of the trial could cause our share price to decline significantly.

We do not yet have all the required approvals to market our product candidates and our clinical trials may not yield results that will enable us to obtain regulatory approval.

We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for any of our products in North America or elsewhere in the world. Our product candidates will require additional research and development efforts prior to regulatory approval and potential commercialization in North America or other jurisdictions. However, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the drug or treatment being studied can or will be approved. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as Acute Myeloid Leukemia and solid tumors. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrollment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. We cannot guarantee that any products resulting from our programs will be successfully developed or made commercially available in the near term or at all.

We may never develop any commercial drugs or other products that generate revenues.
Our product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.
The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management's focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. We registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third-party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense or delay its introduction to market. We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the U.S. and other countries. Prior to marketing in the U.S., a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, demonstrate, with substantial evidence from well-controlled clinical trials, that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with U.S. approvals. If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. In addition, results of preclinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements, which could harm the sale of such products. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA's cGMP and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.
We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third-parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

We have entered into a sole supplier agreement with a contract manufacturer, Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) to manufacture commercial supplies of Virulizin®. This contract manufacturer is our only source for the commercial production of Virulizin®. To date, this contract manufacturer has produced only small quantities of Virulizin® relative to those needed for commercialization. However, this supplier is contractually required to set up an alternate independent manufacturing facility within their organization. In addition, we rely upon a sole supplier for the filling portion of the manufacturing process, Draxis Pharma (a division of Draxis Specialty Pharmaceuticals Inc.) (Draxis). In terms of the components of Virulizin®, we currently rely upon only one type of charcoal as produced by Norit Americas Inc. (Norit), in the event that this specific type of charcoal was no longer available, we would need to perform further research and development procedures to demonstrate to the FDA that an alternative would be acceptable. The technology transfer process at BioVectra has been completed and commercial scale-up of the manufacturing run successfully completed. We expect BioVectra to be able to produce sufficient drug supplies of Virulizin® on a timely basis. Due to the sole supplier status of our relationship with BioVectra, Draxis and our reliance on Norit charcoal, we are subject to the risk that disruptions in their operations would result in delays in Virulizin® regulatory approvals and commercial introduction. If BioVectra or Draxis were unable to produce finished supplies of Virulizin® in required quantities, on a timely basis or at all, we could ultimately be forced to establish a secondary manufacturing site, which would require additional regulatory approvals and delay. Any disruption or termination of our relationship with BioVectra would materially harm our business and financial condition and cause our share price to decline.

We will be required to establish comparability between the finished drug product used in the conduct of our clinical trials and the commercial supplies of the finished drug product manufactured by BioVectra. Additionally, FDA and comparable foreign regulatory approvals may also be required.

We also have arrangements with contract manufacturers for clinical supplies of GTI-2040 and GTI-2501. If clinical supplies of these drugs are disrupted, exhausted, or fail to arrive when needed, we will have to substantially curtail or postpone initiation of planned clinical trials with those product candidates.

Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with cGMP and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

Our reliance on contract manufacturers exposes us to additional risks, including:

- there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

- our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers' compliance with these regulations and standards;
- our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;
- if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for the production or our products; and
- our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products. We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost-effective manner.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and GTI-2601. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

We have limited sales, marketing and distribution experience.

We have very limited experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and have a negative impact on our product development efforts. If we contract with third-parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third-parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third-parties, our business, financial condition and results of operations will be materially adversely affected.

Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical studies and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our share price.

Many of our research and development programs are currently in the Phase II and Phase III clinical stage. Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer-term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including Virulizin® could be unsuccessful, which would prevent us from commercializing or partnering the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price.

We rely on third-parties for a variety of functions and we may enter into future collaborations. We may not receive the benefits that we expect from these arrangements.
Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. For example, OSI's Tarceva may become a direct competitor of Virulizin®. Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

Our interest income is subject to fluctuations of interest rates in our investment portfolio of debt securities.
Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but our revenues and a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

- fluctuations in our operating results
- announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

- published reports by securities analysts;
- the progress of our and our collaborators' clinical trials, including our and our collaborators' ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;
- governmental regulation and changes in medical and pharmaceutical product reimbursement policies;
- developments in patent or other intellectual property rights;
- publicity concerning discovery and development activities by our licensees;
- public concern as to the safety and efficacy of drugs that we and our competitors develop; and
- general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common stock in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures at maturity.
Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime +1% convertible debentures due in 2009 will depend on our ability to generate sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

Conversion of the secured convertible debentures will dilute the ownership interest of existing shareholders.
The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

Stock-Based Compensation

In December 2003, the amended CICA Handbook, Section 3870 – Stock-Based Compensation and Other Stock-Based Payments required companies to measure and expense all equity instruments awarded to employees. We adopted the new recommendation effective June 1, 2004 retroactively, without restatement. As such, we have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the recent net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets. The generation of future taxable income could result in the recognition of some portion or all of these benefits which could result in a material improvement in our results of operations through the recovery of future income taxes.

Valuation of Long-Lived Assets

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

ACCOUNTING POLICY CHANGES

Stock-Based Compensation

Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the CICA Section 3870. The change was adopted retroactively without restatement as permitted under the revised section.

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is, the applicable vesting period, as a charge to stock compensation expense and a credit to stock options. When options granted on or after June 1, 2002 are exercised, the proceeds received and the related amounts in stock options are credited to share capital. For options granted prior to June 1, 2002, the Company continues to provide pro forma disclosure of the effect of the fair value method on the net loss and net loss per share. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital. The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances of $2.8 million at June 1, 2004.

We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified, or settled. Any changes in the underlying assumptions used in the Black-Scholes option pricing model could impact earnings.

Financial Instruments

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

The carrying values of the convertible debentures approximate their fair values. The interest rate fluctuates as prime fluctuates and the carrying values are being accreted to face value over the term of the convertible debentures such that they will be recorded at their full value if and when they become due and payable.

RECENT ACCOUNTING PRONOUNCEMENTS

Variable Interest Entities

In July 2004, the CICA amended Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. It is effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments – Disclosure and Presentation

In November 2003, CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, was amended to require that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on the consolidated results of operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

The Company has not yet determined the impact of the adoption of this standard on the presentation of the consolidated results of operations or financial position.

Non-Monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, *Non-monetary Transactions*, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.

Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

The Company has determined that this standard will not have any impact to the Company's consolidated financial statements.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended May 31, 2005 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit
(amounts in 000's except for per common share data)
(Canadian Dollars)

	Years ended May 31		
	2005	2004	2003
REVENUE	$ 6	$ 608	$ 66
EXPENSES			
Cost of sales	1	28	55
Research and development	14,394	26,785	12,550
General and administrative	5,348	4,915	4,290
Stock-based compensation	1,475	(43)	674
Depreciation and amortization of fixed assets	564	463	286
Operating expenses	21,782	32,148	17,855
Interest expense	300	-	-
Accretion in carrying value of secured convertible debentures	426	-	-
Amortization of deferred financing charges	84	-	-
Interest income	(524)	(1,239)	(1,155)
Loss for the period	22,062	30,301	16,634
Basic and diluted loss per common share	$ 0.13	$ 0.18	$ 0.12
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	172,112	171,628	144,590
Total Assets	$ 27,566	$ 34,424	$ 34,255
Total Long-term liabilities	$ 10,212	$ -	$ -

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

During the second quarter ended November 30, 2003 we recognized revenue from a licensing agreement Lorus entered into with Cyclacel Ltd. in connection with the out-licensing of our Clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand with the potential of additional license fees of up to $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones.

Research and development expenses have decreased since February 29, 2004 due to the wind down of our Phase III Virulizin® clinical trial which reached full enrollment in the three months ended August 31, 2004 and achieved last patient visit in July 2005. In addition, during 2004 we incurred procurement costs for the manufacture of GTI-2040 and GTI-2501 for which we continue to have a sufficient supply on hand.

Interest income has continued to decline in line with our lower cash and short-term investment balance.

(amounts in 000's except for per common share data)
(Canadian Dollars)

	Fiscal 2005 Quarter Ended				Fiscal 2004 Quarter Ended			
	May 31 2005	Feb 28 2005	Nov 30 2004	Aug 31 2004	May 31 2004	Feb 29 2004	Nov 30 2003	Aug 31 2003
Revenue	$ –	$ 3	$ 1	$ 2	$ 2	$ 2	$ 575	$ 29
Research and Development	2,332	3,175	3,838	5,049	6,596	7,340	5,586	7,263
General and Administrative	1,506	1,484	1,333	1,025	1,498	1,010	1,176	1,231
Interest income	127	116	136	145	234	298	314	393
Net loss	(4,598)	(5,274)	(5,945)	(6,245)	(7,973)	(8,159)	(5,998)	(8,171)
Basic and diluted net loss per share	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.05)

OUTSTANDING SHARE DATA

As at August 11, 2005, the Company had 172,622,386 common shares issued and outstanding. In addition, the Company had issued and outstanding, 9,689,208 stock options to purchase an equal number of common shares, 3,000,000 warrants to purchase an equal number of common shares of Lorus at an exercise price of $1.00 per share and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "likely", "plans", "will", "estimate", "continue", "anticipates", "intends", "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third-parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms and annual reports.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2005 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

management's responsibility for financial reporting >

The accompanying consolidated financial statements and all information in this annual report have been prepared by management and have been approved by the Board of Directors of the Company.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management. Financial information presented in accordance with Canadian generally accepted accounting principles elsewhere in the annual report is consistent with that in the financial statements.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements, and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company's existing internal controls, audit process and financial reporting with management and the external auditors.

These financial statements have been audited by KPMG LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

Jim A. Wright,
President and Chief Executive Officer

Paul Van Damme,
Chief Financial Officer

August 11, 2005

auditors' report to the shareholders >

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2005 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2005 and for the period from inception on September 5, 1986 to May 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 16 to the consolidated financial statements.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.

KPMG LLP

Chartered Accountants,
Toronto, Canada

August 11, 2005

consolidated balance sheets >

(amounts in 000's) (Canadian Dollars)

As at May 31	2005	2004
ASSETS		
Current		
Cash and cash equivalents	$ 2,776	$ 1,071
Short-term investments	18,683	25,657
Prepaid expenses and other assets	1,126	1,697
	22,585	28,425
Long-term		
Fixed assets (note 4)	1,581	1,471
Deferred financing charges (note 11)	568	–
Goodwill	606	606
Acquired patents and licenses (note 5)	2,226	3,922
	4,981	5,999
	$ 27,566	$ 34,424
LIABILITIES		
Current		
Accounts payable	$ 1,069	$ 2,429
Accrued liabilities	3,019	3,396
	4,088	5,825
Long-term		
Secured convertible debentures (note 11)	10,212	–
SHAREHOLDERS' EQUITY		
Share capital (note 6)		
Common shares	144,119	143,670
Equity portion of secured convertible debentures (note 11)	3,814	–
Stock options (notes 3 and 7)	4,252	–
Contributed surplus (note 6 (a))	6,733	1,003
Warrants (notes 6(c) and 11)	991	4,325
Compensation options (note 6(c))	–	1,405
Deficit accumulated during development stage	(146,643)	(121,804)
	13,266	28,599
	$ 27,566	$ 34,424

See accompanying notes to consolidated financial statements
Basis of Presentation (note 1)
Commitments and Guarantees (note 12)
Canada and United States Accounting Policy Differences (note 16)

On behalf of the Board:

DIRECTOR

DIRECTOR

consolidated statements of loss and deficit >

(amounts in 000's except for per common share data) (Canadian Dollars)

	Years ended May 31 2005	2004	2003	Period from inception Sept. 5, 1986 to May 31, 2005
REVENUE (note 15)	$ 6	$ 608	$ 66	$ 680
EXPENSES				
Cost of sales	1	28	55	84
Research and development (note 9)	14,394	26,785	12,550	100,238
General and administrative	5,348	4,915	4,290	43,141
Stock-based compensation (note 7)	1,475	(43)	674	5,545
Depreciation and amortization of fixed assets	564	463	286	8,052
Operating expenses	21,782	32,148	17,855	157,060
Interest expense (note 11)	300	-	-	300
Accretion in carrying value of secured convertible debentures (note 11)	426	-	-	426
Amortization of deferred financing charges (note 11)	84	-	-	84
Interest income	(524)	(1,239)	(1,155)	(10,547)
Loss for the period	22,062	30,301	16,634	146,643
Deficit, beginning of period (as previously reported)	121,804	91,503	74,869	-
Impact of change in accounting for stock based compensation (note 3)	2,777	-	-	-
Deficit, beginning of period (as restated)	124,581	91,503	74,869	-
Deficit, end of period	$ 146,643	$ 121,804	$ 91,503	$ 146,643
Basic and diluted loss per common share	$ 0.13	$ 0.18	$ 0.12	
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	172,112	171,628	144,590	

See accompanying notes to consolidated financial statements

consolidated statements of cash flows >

(amounts in 000's) (Canadian Dollars)

	Years ended May 31			
	2005	2004	2003	Period from inception Sept. 5, 1986 to May 31, 2005
OPERATING ACTIVITIES				
Loss for the period	$ (22,062)	$ (30,301)	$ (16,634)	$ (146,643)
Add items not requiring a current outlay of cash:				
Stock-based compensation (note 7)	1,475	(43)	674	5,545
Interest expense (note 11)	300	–	–	300
Accretion in carrying value of secured convertible debentures (note 11)	426	–	–	426
Amortization of deferred financing charges (note 11)	84	–	–	84
Depreciation, amortization and write-down of fixed assets	2,260	2,166	2,033	18,387
Other	(38)	245	–	706
Net change in non-cash working capital balances related to operations (note 10)	(1,166)	(129)	2,019	2,055
Cash used in operating activities	(18,721)	(28,062)	(11,908)	(119,141)
INVESTING ACTIVITIES				
Maturity (purchase) of short-term investments, net	6,974	(1,438)	12,438	(18,683)
Business acquisition, net of cash received	–	–	–	(539)
Acquired patents and licenses	–	–	–	(715)
Additions to fixed assets	(599)	(383)	(1,260)	(5,974)
Cash proceeds on sale of fixed assets	–	–	–	348
Cash provided by (used in) investing activities	6,375	(1,821)	11,178	(25,563)
FINANCING ACTIVITIES				
Issuance of debentures, net (note 11)	12,948	–	–	12,948
Issuance of warrants, net	991	4,537	–	37,405
Issuance of common shares	112	25,512	715	97,371
Additions to deferred financing charges (note 11)	–	–	(245)	(245)
Cash provided by financing activities	14,051	30,049	470	147,479
Increase (decrease) in cash and cash equivalents during the period	1,705	166	(260)	2,776
Cash and cash equivalents, beginning of period	1,071	905	1,165	–
Cash and cash equivalents, end of period	$ 2,776	$ 1,071	$ 905	$ 2,776

See accompanying notes to consolidated financial statements

notes to consolidated financial statements >

For the years ended May 31, 2005, 2004 and 2003

1. BASIS OF PRESENTATION

Lorus Therapeutics Inc. ("Lorus" or the "Company") is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in various stages of evaluation, from preclinical through to Phase III trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients' quality of life.

Future Operations

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage. The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully finance and complete its research and development programs.

The Company's future operations is highly dependent upon the outcome of the Phase III trial of its lead product, Virulizin®. Should the trial prove successful, the Company will pursue regulatory approval and subsequent commercialization of Virulizin®. The Company's commercialization efforts are dependent upon its ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should the Company's ability to raise additional financial support be delayed, management believes the Company's current level of cash and cash equivalents and short-term investments are sufficient to fund planned expenditures for the next twelve months.

In the event the result of the Phase III trial does not warrant efforts to commercialize Virulizin® at the present time, the Company will be required to re-evaluate its business operations and to reduce expenditures. Should commercialization not be pursued, management believes that the Company's current level of cash and cash equivalents and short-term investments is sufficient to fund the planned expenditures for the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary, NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly owned subsidiary, GeneSense Technologies Inc. ("GeneSense") which are both located in Canada. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in note 16, "Canada and United States Accounting Policy Differences."

Revenue Recognition

Revenue includes product sales revenue, license revenue and royalty revenue.

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels.

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is reasonably assured. Future non-refundable milestone payments receivable upon the achievement of third-party performance are recognized upon the achievement of specified milestones when collection of the milestone payment is reasonably assured and the Company has no further significant involvement or obligation to perform under the arrangement.

The Company earns royalties from its distributor. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.

Cash Equivalents and Short-Term Investments
Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

Short-term investments, which consist of fixed income securities with a maturity of more than three months, are recorded at their accreted value as they are held to maturity instruments. The Company invests in high quality fixed income government (2005 – $3,229,000, 2004 – $3,811,000) and corporate (2005 – $15,452,000, 2004 – $21,846,000) instruments with low credit risk. All investments held at year-end approximate fair value, mature within one-year and are denominated in Canadian dollars.

Inventory
The Company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at the lower of cost and net realizable value.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment	straight line over three to five-years
Leasehold improvements	straight line over the lease term

Research and Development
Research costs are charged to expense as incurred. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

Goodwill and Acquired Patents and Licenses
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination. Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that impairment may exist. When the carrying value of a reporting unit's goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives which have been assessed as seven years.

The Company capitalized the cost of acquired patent and license assets on the acquisitions of GeneSense and the NuChem compounds. The nature of this asset is such that it is categorized as an intangible asset with a finite life. The carrying value of acquired research and development assets does not necessarily reflect its present or future value. The amount recoverable is dependent upon the continued advancement of the drugs through research, clinical trials and ultimately to commercialization. It is not possible to predict the outcome of future research and development programs.

The Company has identified no impairment relating to goodwill and intangible assets for 2005 and 2004.

Impairment of Long-Lived Assets
The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate proportionate with the risks associated with the recovery of the asset.

Stock-Based Compensation
The Company has a stock-based compensation plan described in note 7. Prior to June 1, 2004, stock-based awards granted to employees were accounted for using the intrinsic method with the exception of options with contingent vesting criteria for which the variable accounting method was used. On June 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, officers and directors granted or modified after June 1, 2004. The change was adopted retroactively without restatement (note 3).

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

The Company has a deferred share unit plan that provides directors the alternative of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The Company records an expense and a liability equal to the market value of the shares to be issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

Common shares issued under the Alternate Compensation Plan are accounted for using the fair value of the common shares on the day they are granted.

Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized. The amounts recognized as a reduction to research and development expense total $400 thousand (2004 – $180 thousand, 2003 – $355 thousand).

Income Taxes

Income taxes are reported using the asset and liability method. Under this method, future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carryforwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain, for which management has deemed to be 100% of the assets available.

Loss Per Share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be antidilutive.

Deferred Financing Charges

Deferred financing charges, comprised primarily of legal costs, represent costs related to the issuance of the Company's convertible debentures. Deferred financing charges are amortized over the five-year term of the convertible debentures.

Segmented Information

The Company is organized and operates as one operating segment, the research, development and commercialization of pharmaceuticals. Substantially all of the Company's identifiable assets as at May 31, 2005 and 2004 are located in Canada.

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

Use of Estimates

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the valuation of the convertible debentures, the fair value of stock options granted and warrants issued and the useful lives of capital and intangible assets.

Recent Canadian Accounting Pronouncements

Variable Interest Entities

In July 2004, the Canadian Institute of Chartered Accountants ("CICA") amended Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. The Guideline is effective for the fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments – Disclosure and Presentation

In November 2003, CICA Handbook Section 3860, "Financial Instruments – Disclosure and Presentation", was amended to require that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its consolidated financial position, results of operations or cash flows.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on its consolidated results of operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

The Company has not yet determined the impact of the adoption of these standards on the presentation of its results of operations or financial position.

Non-Monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, *Non-monetary Transactions*, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.

Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

The Company has determined that this standard will not have any impact to the Company's consolidated financial statements.

3. CHANGE IN ACCOUNTING POLICIES

Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). The change was adopted retroactively without restatement as permitted under the revised section.

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is, the applicable vesting period, as stock-based compensation expense and a credit to stock options. When options granted on or after June 1, 2002 are exercised, the proceeds received and the related amounts in stock options are credited to share capital. For options granted prior to June 1, 2002, the Company continues to provide pro forma disclosure of the effect of the fair value method on the net loss and net loss per share. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital. The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances presented in shareholders' equity of $2.8 million at June 1, 2004.

Asset Retirement Obligations

Effective June 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development, or normal operation. The adoption of Section 3110 had no material effect on the Company's consolidated financial position or results of operations.

4. FIXED ASSETS

As at May 31 *(amounts in 000's)*	2005		
	Cost	**Accumulated Amortization**	**Carrying Value**
Furniture and equipment	**$ 2,575**	**$ 1,517**	**$ 1,058**
Leasehold improvements	**908**	**385**	**523**
End of year	**$ 3,483**	**$ 1,902**	**$ 1,581**

	2004		
	Cost	Accumulated Amortization	Carrying Value
Furniture and equipment	$ 1,977	$ 1,180	$ 797
Leasehold improvements	907	233	674
End of year	$ 2,884	$ 1,413	$ 1,471

During the year, a write-down of $75 thousand was taken on certain furniture and equipment whose carrying value was in excess of the estimated future undiscounted cash flows and therefore deemed to be unrecoverable. The impairment charge was reported in the consolidated statements of loss and deficit in depreciation and amortization of fixed assets.

5. ACQUIRED PATENTS AND LICENSES

As at May 31 *(amounts in 000's)*	**2005**	2004
Cost	**$ 12,228**	$ 12,228
Accumulated amortization	**(10,002)**	(8,306)
	$ 2,226	$ 3,922

Amortization of $1.7 million (2004 – $1.7 million, 2003 – $1.7 million) has been included in research and development expense reported in the consolidated statements of loss and deficit.

6. SHARE CAPITAL

(a) Continuity of Common Shares and Warrants

(amounts and units in 000's)	Common Shares		Warrants	
	Number	Amount	Number	Amount
Balance at May 31, 2002	144,412	$ 118,165	–	$ –
Exercise of stock options	873	715	–	–
Stock-based compensation	–	558	–	–
Balance at May 31, 2003	145,285	119,438	–	–
Share issuance	26,220	24,121	13,110	4,325
Exercise of stock options	289	171	–	–
Stock-based compensation	–	(88)	–	–
Other	–	28	–	–
Balance at May 31, 2004	171,794	143,670	13,110	4,325
Interest payments (note 11)	**421**	**300**	–	–
Issuance under ACP (note 6 (b))	**50**	**37**		
Exercise of stock options	**276**	**112**	–	–
Convertible debentures (note 11)	–	–	**3,000**	**991**
Warrants expiry (note 6 (c))	–	–	**(13,110)**	**(4,325)**
Balance at May 31, 2005	**172,541**	**$ 144,119**	**3,000**	**$ 991**

Contributed Surplus

As at May 31 *(amounts in 000's)*	2005	2004	2003
Beginning of year	**$ 1,003**	$ 1,003	$ 1,003
Expiry of warrants (note 6 (c))	**4,325**	–	–
Expiry of compensation options (note 6 (c))	**1,405**	–	–
End of year	**$ 6,733**	$ 1,003	$ 1,003

(b) Alternate Compensation Plans ("ACP")

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 121,000 shares have been issued under this plan. For the year ended May 31, 2005, 50,000 shares were issued under this plan (2004 – nil, 2003 – nil).

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the directors to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As at May 31, 2005, 99,708 deferred share units have been issued (2004 – 68,183, 2003 – 45,964), with a cash value of $71 thousand (2004 – $57 thousand, 2003 – $58 thousand) being recorded in accrued liabilities.

(c) Share Issuance

On June 11, 2003, the Company raised gross proceeds of $3.3 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitled the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition, the Company issued 1,835,400 compensation options with a fair value of $1.5 million for services in connection with the completion of the offering. Each compensation option entitled the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4.4 million for the issuance, which include the non-cash charge of $1.5 million being the fair value of the compensation option. The Company allocated $4.4 million of the net proceeds to the warrants, $1.4 million to the compensation option and $24,121,000 to share capital.

On December 10, 2004 the warrants and options described above expired without being exercised. The expiry of these warrants and options had no impact on earnings or the net balance of shareholders' equity.

(d) Employee Share Purchase Plan ("ESPP")

The Company's ESPP was established January 1, 2005. The purpose of the ESPP is to assist the Company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Company. The ESPP provides a means by which employees of the Company and its affiliates may purchase common stock of the company at a discount through accumulated payroll deductions. Generally, each offering is of three months' duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common stock under the ESPP. At May 31, 2005, a total of 106,339 common shares have been purchased under the ESPP, and Lorus has recognized an expense of $16 thousand related to this plan in the financial statements.

7. STOCK-BASED COMPENSATION

(a) Effective June 1, 2004, the Company adopted the fair value-based method of accounting for employee stock options granted on or after June 1, 2002. The Company adopted this new accounting policy retroactively without restatement as allowed for under the transitional provisions of Section 3870.

For the year ended May 31, 2005, $1.5 million of stock compensation expense was recognized, representing the amortization of stock compensation expense applicable to the current period of the estimated fair value of options granted since June 1, 2002 which included an additional compensation expense of $208 thousand due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from five years to 10 years. This additional expense represents the incremental value conveyed to holders of the options as a result of extending the life of the options. For the year ended May 31, 2005, stock option expense of $1.5 million was allocated $445 thousand to research and development and $1.0 million to general and administrative expense.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	2005	2004	2003
Risk-free interest rate	**2.25-3.00%**	2.25-3.05%	3.20-3.50%
Expected dividend yield	**0%**	0%	0%
Expected volatility	**70-90%**	89%	110%
Expected life of options	**1-5 years**	5 years	5 years
Weighted average grant date fair value	**$ 0.54**	$ 0.74	$ 0.75

The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

(b) Stock Option Plan

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 20,582,081 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term of 10 years. Stock option transactions for the three years ended May 31, 2005 are summarized as follows:

Stock Option Transactions

	2005		2004		2003	
	Options (000's)	**Weighted average exercise price**	Options (000's)	Weighted average exercise price	Options (000's)	Weighted average exercise price
Outstanding at beginning of year	**6,372**	**$ 1.05**	5,378	$ 1.05	5,425	$ 1.17
Granted	**3,173**	**$ 0.77**	2,629	$ 1.16	2,613	$ 0.72
Exercised	**(276)**	**$ 0.40**	(289)	$ 0.59	(873)	$ 0.83
Forfeited	**(1,234)**	**$ 1.05**	(1,346)	$ 1.29	(1,787)	$ 1.01
Outstanding at end of year	**8,035**	**$ 0.96**	6,372	$ 1.05	5,378	$ 1.05
Exercisable at end of year	**4,728**	**$ 1.04**	3,542	$ 1.01	2,921	$ 1.26

The following table summarizes information about stock options outstanding at May 31, 2005:

Range of Exercise prices	Options outstanding: Options Outstanding (000's)	Options outstanding: Weighted average remaining contractual life (years)	Options outstanding: Weighted average exercise price	Options exercisable: Options exercisable (000's)	Options exercisable: Weighted average exercise price
$0.33 to $0.49	275	5.62	$ 0.37	275	$ 0.37
$0.50 to $0.99	5,218	8.04	$ 0.78	2,541	$ 0.79
$1.00 to $1.99	2,167	7.96	$ 1.22	1,537	$ 1.24
$2.00 to $2.50	375	5.39	$ 2.44	375	$ 2.44
	8,035	7.81	$ 0.96	4,728	$ 1.04

(c) Pro Forma Information – Stock-Based Compensation

In periods prior to June 1, 2002, the Company recognized no compensation expense when stock options were granted to employees.

For the year ended May 31, 2005, the pro forma compensation charge for stock options granted prior to June 1, 2002 was $27 thousand (2004 – $551 thousand, 2003 – $509 thousand). These amounts have no material impact on loss per share figures.

8. INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

As at May 31 *(amounts in 000's)*	**2005**	2004
Non-capital loss carryforwards	**$ 23,081**	$ 19,746
Research and development expenditures	**20,436**	17,613
Book over tax depreciation	**1,529**	1,307
Other	**1,089**	1,345
Future tax assets	**46,135**	40,011
Valuation allowance	**(46,135)**	(40,011)
	$ –	$ –

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

The Company has undeducted research and development expenditures, totaling $58.9 million for federal purposes and, $52.8 million for provincial purposes and these can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $62.7 million for federal purposes and $65.7 million for provincial purposes. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

Year of expiry *(amounts in 000's)*	Non-capital losses
2006	$ 3,468
2007	4,626
2008	4,985
2009	6,658
2010	8,279
2011	1,131
2012	–
2013	–
2014	20,126
2015	13,476
	$ 62,749

Income Tax Rate Reconciliation *(amounts in 000's)*	**2005**	2004
Recovery of income taxes based on statutory rates	**$ (7,971)**	$(11,008)
Expiry of losses	**780**	730
Change in valuation allowance	**6,124**	15,214
Non deductible accretion and stock-based compensation expense	**687**	–
Change in enacted tax rates	**–**	(4,941)
Other	**380**	5
	$ –	$ –

9. RESEARCH AND DEVELOPMENT PROGRAMS

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a) Immunotherapy
This clinical approach stimulates the body's natural defenses against cancer. The Company's lead drug Virulizin® is currently nearing the end of a global Phase III clinical trial for the treatment of pancreatic cancer.

(b) Antisense
Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown preclinical anticancer activity across a broad range of cancers and are currently in various Phase II trials.

(c) Small Molecules
Anticancer activity was discovered with an antifungal agent Clotrimazole ("CLT"). Based on the structural feature found to be responsible for the anticancer effect of CLT, chemical analogs of CLT have been designed and tested. In addition, our library of Clotrimazole analogs has been licensed to Cyclacel Limited, as described in note 15.

Lorus scientists discovered novel low molecular weight compounds with anticancer and antibacterial activity in preclinical investigations. Of particular interest were compounds that inhibit the growth of tumor cell lines, including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma. These compounds also demonstrated activity against multi-drug resistant bacteria which are responsible for a number of life-threatening infections.

In addition to the above, Lorus has a number of other technologies under preclinical development, including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

Research and Development (amounts in 000's)	Years ended May 31 2005	2004	2003	Period from inception Sept 5, 1986 to May 31, 2005
Immunotherapy				
Expensed	$ 11,891	$ 19,944	$ 7,433	$ 68,756
Acquired	–	–	–	–
Antisense				
Expensed	2,384	6,666	4,911	27,259
Acquired	–	–	–	11,000
Small Molecules				
Expensed	119	175	206	4,223
Acquired	–	–	–	1,228
Total expensed	$ 14,394	$ 26,785	$ 12,550	$ 100,236
Total acquired	$ –	$ –	$ –	$ 12,228

10. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital balances for each of the periods ended are summarized as follows:

(amounts in 000's)	Years ended May 31 2005	2004	2003	Period from inception Sept 5, 1986 to May 31, 2005
(Increase) decrease				
Prepaid expenses and other assets	$ 571	$ (593)	$ 91	$ (549)
Increase (decrease)				
Accounts payable	(1,360)	1,111	876	(175)
Accrued liabilities	(377)	(647)	1,052	2,779
	$ (1,166)	$ (129)	$ 2,019	$ 2,055

During the year ended May 31, 2005, the Company received interest of $679 thousand (2004 – $1.2 million, 2003 – $1.7 million).

11. CONVERTIBLE DEBENTURES

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15.0 million of secured convertible debentures (the "debentures") and 3,000,000 purchase warrants. The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement), and 1,000,000 purchase warrants and $5.0 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. To May 31, 2005, the Company has issued 421,000 shares in settlement of $300 thousand in interest.

The $15.0 million principal amount of debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder's option at any time into common shares of the Company with a conversion price per share of $1.00.

With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 purchase warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.

The convertible debentures contain both a liability and an equity element, represented by the conversion option, and therefore, under Canadian GAAP these two elements must be split and classified separately as debt and equity. In addition, as noted above, the debenture holder received 1,000,000 purchase warrants on the issuance of each tranche of convertible debt. The Company has allocated the total proceeds received from the issuance of the convertible debentures to these three elements based on their relative fair values. The fair value of the purchase warrants has been determined based on an option-pricing model. The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant. The convertible debenture conversion option was valued using a trinomial model. The resulting allocation based on relative fair values resulted in the allocation of $9.8 million to the debt instrument, $4.1 million to the conversion option and $1.1 million to the purchase warrants. The financing fees totalling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $652 thousand, against the equity portion of the convertible debenture of $322 thousand and against the purchase warrants of $87 thousand. This allocation resulted in net amounts allocated to the equity portion of the convertible debentures and warrants of $3.8 million and $991 thousand respectively. The financing charges are being amortized over the five-year life of the convertible debenture agreement and as at May 31, 2005, the balance is $568 thousand.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. To date, the Company has recognized $426 thousand in accretion expense. This accretion expense has increased the value of the convertible debenture from $9.8 million to $10.2 million at May 31, 2005.

12. COMMITMENTS AND GUARANTEES

(a) Operating Lease Commitments
The Company has entered into operating leases for premises under which it is obligated to make minimum annual payments of approximately $136 thousand in 2006, $128 thousand in 2007 and $107 thousand in 2008.

During the year ended May 31, 2005, operating lease expenses were $136 thousand (2004 – $141 thousand, 2003 – $122 thousand).

(b) Other Contractual Commitments
In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anticancer application of certain compounds in exchange for:

(i) A 20% share interest in NuChem;

(ii) A payment of U.S. $350 thousand in shares of Lorus, and

(iii) Up to U.S. $3.5 million in cash.

To date, the Company has made cash payments of U.S. $500 thousand. The remaining balance of up to U.S. $3.0 million remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired patents and licenses and will be amortized over the estimated useful life of the licensed asset.

The Company holds an exclusive worldwide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sublicense certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sublicenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date, the Company has not paid any royalties pursuant to the license agreement.

(c) Guarantees
The Company entered into various contracts, whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

(d) Contracts
The Company contracts with Clinical Research Organizations to facilitate some of our clinical trials. These contracts may be terminated upon sixty days written notice. Lorus is committed to $2.2 million in expenditures in the next twelve months related to these contracts.

13. RELATED PARTY TRANSACTIONS

During the year ended May 31, 2003, consulting fees of $49 thousand were paid to a company which is controlled by a director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount of consideration established and agreed to by the related parties. There were no consulting fees incurred during the years ended May 31, 2005 or 2004.

The amount payable to related parties as at May 31, 2005 was nil (2004 – nil, 2003 – nil).

14. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

The carrying value of the convertible debentures approximates their fair values, as the interest rate is variable and the carrying values are being accreted to face value over the term of the convertible debentures such that they will be recorded at their face value if and when they become due and payable.

15. REVENUE

During the year ended May 31, 2004, the Company recorded license revenue of $546 thousand (2003 – nil) in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the United Kingdom for the out-licensing of the Company's small molecule program. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. No such milestones were achieved during the year ended May 31, 2005.

16. CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from accounting principles generally accepted in the United States (U.S. GAAP). The following reconciliation identifies material differences in the Company's consolidated statements of loss and deficit and consolidated balance sheets.

(a) Consolidated Statements of Loss and Deficit

	Years ended May 31		
(amounts in 000's)	2005	2004	2003
Loss per Canadian GAAP	$ (22,062)	$ (30,301)	$ (16,634)
Accretion of convertible debenture (i)	329	–	–
Amortization of debt issue costs (i)	(40)	–	–
Stock compensation expense (ii)	1,475	–	–
Loss and comprehensive loss per U.S. GAAP	$ (20,298)	$ (30,301)	$ (16,634)
Basic and diluted loss per share per U.S. GAAP	$ (0.12)	$ (0.18)	$ (0.12)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share are the same as under Canadian GAAP.

(b) Consolidated Balance Sheets:

	May 31, 2005				
		Adjustments			
(amounts in 000's)	Canadian GAAP	Convertible Debentures (i)	Stock Options (ii)	Other	U.S. GAAP
Deferred financing charges	$ 568	$ 272	$ –	$ –	$ 840
Secured convertible debenture	(10,212)	(3,740)	–	–	(13,952)
Equity portion of secured convertible debentures	(3,814)	3,814	–	–	–
Stock options	(4,252)	–	4,252	–	–
Contributed surplus/Additional paid in capital (APIC)	(6,733)	(1,048)	–	–	(7,781)
Warrants	(991)	991	–	–	–
Deficit accumulated during development stage	146,643	(289)	(4,252)	–	142,102

	May 31, 2004				
		Adjustments			
(amounts in 000's)	Canadian GAAP	Convertible Debentures (i)	Stock Options (ii)	Other (iii)	U.S. GAAP
Contributed surplus/APIC	$ (1,003)	$ –	$ –	$ (4,325)	$ (5,328)
Warrants	(4,325)	–	–	4,325	–
Deficit accumulated during development stage	121,804	–	–	–	121,804

(i) Convertible Debenture

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented in the balance of the convertible debentures. Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued in connection with the convertible debenture financing would be recorded as a reduction to the proceeds from the issuance of convertible debentures, and are classified as additional paid-in capital. The warrants have been presented as a separate component of shareholders' equity for Canadian GAAP purposes. The Company has allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant portions based on their relative fair values. The resulting allocation based on relative fair values resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the purchase warrants. The financing fees totaling $1.1 million related to the issuance of the convertible debentures have been allocated pro rata between deferred financing charges of $1.0 million and against the purchase warrants of $97 thousand. This allocation resulted in the net amount allocated to the warrants of $1.0 million. The financing charges are being amortized over the five-year life of the convertible debentures.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be their face value of $15.0 million. To date, the Company has recognized $97 thousand in accretion expense. This accretion expense has increased the value of the convertible debenture from $13.9 million to $14.0 million at May 31, 2005.

(ii) Stock-Based Compensation

Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit accumulated during development stage and stock options were increased by $2.8 million at June 1, 2004. During 2005, the Company recorded stock compensation expense of $1.5 million in the consolidated statements of loss, representing the amortization applicable to the current year at the estimated fair value of options granted since June 1, 2002; and an offsetting adjustment to stock options of $1.5 million in the consolidated balance sheets. No similar adjustments are required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation expense is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. Election of this method requires pro forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The Company grants performance based stock options as a compensation tool. Under Canadian GAAP, the fair value treatment of these options is consistent with all other employee stock options. Under U.S. GAAP, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Due to the decline in our common share price during the year, there was no expense recorded for U.S. GAAP purposes. Prior to the adoption of CICA Handbook Section 3870, Lorus accounted for performance based stock options using the intrinsic value method, and a recovery of $43 thousand was included in the statements of loss in 2004 and an expense of $674 thousand was included in net income in 2003 related to these options.

The table below presents the pro forma disclosures required under U.S. GAAP:

	2005	2004	2003
Net loss to common shareholders – U.S. GAAP	(20,298)	(30,301)	(16,634)
Compensation expense under SFAS 123	(1,475)	(1,623)	(1,418)
Pro forma net loss to common shareholders – U.S. GAAP	(21,773)	(31,924)	(18,052)
Pro forma basic and diluted loss per share – U.S. GAAP	(0.13)	(0.19)	(0.12)

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	2005	2004	2003
Risk-free interest rate	2.25-3.00%	2.25-3.05%	3.20-3.50%
Expected dividend yield	0%	0%	0%
Expected volatility	70-90%	89%	110%
Expected life of options	1-5 years	5 years	5 years
Weighted average grant date fair value	$0.54	$0.74	$0.75

(iii) Warrants

These warrants were issued in connection with the June 11, 2003 financing. Under Canadian GAAP, the fair value of the warrants have been presented as a separate component of shareholders' equity. Under U.S. GAAP, the fair value of the warrants issued would be recorded as additional paid in capital.

(c) Consolidated Statements of Cash Flows

There are no differences between Canadian and U.S. GAAP that impact the amounts of cash used or provided by operating activities, investing activities and financing activities in the consolidated statements of cash flows for the years ended May 31, 2005, 2004 and 2003.

(d) Income Taxes

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense. The impact would be higher research and development expense and an income tax recovery of $400 thousand for the year ended May 31, 2005 (2004 – $180 thousand, 2003 – $355 thousand) with no net impact to shareholders' equity, net income or earnings per share.

(e) New Accounting Pronouncements Not Yet Adopted

In December 2004, the FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* (which supercedes Statements No. 123 and 95) that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using

APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and instead requires that such transactions be accounted for using a fair value based method. The new standard is effective for interim or annual periods beginning after January 1, 2006, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after January 1, 2006. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the standard to determine the potential impact, if any, on the consolidated financial statements.

In March 2005, FASB issued FIN 47 *Accounting for Conditional Asset Retirement Obligations* as an interpretation of FASB Statement No. 143 *Accounting For Asset Retirement Obligations* (FAS 143). This Interpretation clarifies that the term *conditional asset retirement obligation* as used in FAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect this standard to have any impact on its consolidated financial statements.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 *Accounting Changes and Error Corrections*. This Statement replaces APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement should be effective for accounting changes made in fiscal years beginning after December 15, 2005.

In December 2004, FASB issued Financial Accounting Standard 153: *Exchanges of Nonmonetary Assets as an amendment of APB Opinion No. 29*. The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for years beginning after June 15, 2005. This standard will not have any impact to the Company's consolidated financial statements.

(f) Consolidated Statement of Shareholders Equity for the Period From June 1, 1998 to May 31, 2005:

This Statement is prepared in compliance with US GAAP.

	Number of Shares (000's)	Amount	Contributed Surplus/APIC	Deficit	Total
Balance May 31, 1998	**36,785**	**$ 37,180**	**$ 667**	**$ (32,946)**	**$ 4,901**
Exercise of special warrants	5,333	1,004	(1,217)	–	(213)
Exercise of stock options	46	48	–	–	48
Issue of warrants	–	–	1,217	–	1,217
Issue of special warrants	–	–	213	–	213
Other issuances	583	379	–	–	379
Loss for the year	–	–	–	(4,623)	(4,623)

	Number of Shares (000's)	Amount	Contributed Surplus/APIC	Deficit	Total
Balance May 31, 1999	42,747	$ 38,611	$ 880	$ (37,569)	$ 1,922
Exercise of warrants	12,591	7,546	(534)	–	7,012
Issuance of special and purchase warrants	–	–	8,853	–	8,853
Issuance of public offering	15,333	41,952	659	–	42,611
Issued on acquisition	36,050	14,000	–	–	14,000
Exercise of units	893	1,821	(321)	–	1,500
Issuance under alternate compensation plan	18	15	–	–	15
Exercise of special warrants	30,303	8,438	(8,438)	–	–
Exercise of stock options	1,730	1,113	–	–	1,113
Stock-based compensation	–	869	–	–	869
Loss for the year	–	–	–	(8,599)	(8,599)
Balance May 31, 2000	**139,665**	**$144,365**	**$ 1,099**	**$ (46,168)**	**$ 69,296**
Exercise of warrants	168	93	(25)	–	68
Issuance under alternate compensation plan	28	49	–	–	49
Exercise of stock options	2,550	1,866	–	–	1,866
Stock-based compensation	–	351	–	–	351
Loss for the year	–	82	–	(15,213)	(15,131)
Balance May 31, 2001	142,411	$ 116,806	$ 1,074	$ (61,381)	$ 56,499
Exercise of compensation warrants	476	265	(71)	–	194
Exercise of stock options	1,525	1,194	–	–	1,194
Stock-based compensation	–	(100)	–	–	(100)
Loss for the year	–	–	–	(13,488)	(13,488)
Balance May 31, 2002	144,412	$ 118,165	$ 1,003	$ (74,869)	$ 44,299
Exercise of stock options	873	715	–	–	715
Stock-based compensation	–	558	–	–	558
Loss for the year	–	–	–	(16,634)	(16,634)
Balance May 31, 2003	145,285	$ 119,438	$ 1,003	$ (91,503)	$ 28,938
Share issuance	26,220	24,121	4,325	–	28,446
Exercise of stock options	289	171	–	–	171
Stock-based compensation	–	27	–	–	27
Other issuances	–	28	–	–	28
Loss for the year	–	–	–	(30,301)	(30,301)
Balance May 31, 2004	171,794	$143,670	$ 5,328	$(121,804)	$ 27,194
Interest payment	421	300	–	–	300
Exercise of stock options	276	112	–	–	112
Expiry of compensation options	–	–	1,405	–	1,405
Issuance under alternate compensation plan	50	37	–	–	37
Issuance of warrants	–	–	1,048	–	1,048
Loss for the year	–	–	–	(20,298)	(20,298)
Balance May 31, 2005	172,541	$ 144,119	$ 7,781	$ (142,102)	$ 9,798

17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

directors and officers >

EXECUTIVE STAFF

Jim A. Wright, Ph.D.
President and
Chief Executive Officer

Aiping Young, M.D., Ph.D.
Chief Operating Officer

Paul Van Damme, M.B.A., C.A.
Chief Financial Officer

Bruce Rowlands
Senior Vice President, Planning
and Public Affairs

Shane Ellis, B.A., LL.B., LL.M.
Vice President, Legal Affairs
and Corporate Secretary

BOARD OF DIRECTORS

J. Kevin Buchi
Senior Vice President and
Chief Financial Officer,
Cephalon Inc.,
West Chester, PA

Dr. Gregory Curt
Medical Director, Field Medical Group
AstraZeneca PLC,
Betheseda, Maryland

Donald W. Paterson
President,
Cavandale Corporation,
Toronto, ON

Elly Reisman
Chief Executive Officer,
The Great Gulf Group,
Toronto, ON

Alan Steigrod
Managing Director,
Newport HealthCare Ventures,
Newport Beach, CA

Graham Strachan, (Chairman)
President,
GLS Business Development Inc.,
Toronto, ON

Jim A. Wright
President and
Chief Executive Officer,
Lorus Therapeutics Inc.,
Toronto, ON

MEDICAL AND SCIENTIFIC ADVISORY BOARD (MSAB)

Dr. Donald Braun, Ph.D.
Professor/Administrative Director
of The Cancer Institute,
Medical College of Ohio

Dr. Gregory Curt, M.D.
Medical Director, Field Medical Group
AstraZeneca PLC,
Betheseda, Maryland

Dr. Robert Kerbel, Ph.D.
Senior Scientist, Molecular
and Cellular Biology Research,
Canada Research Chair in
Molecular Medicine,
Sunnybrook and Women's College
Health Sciences Centre,
Toronto, Ontario

Dr. Jamie De la Garza Salazar, M.D.
Director General,
National Cancer Institute,
Mexico City, Mexico

Dr. Lesley Seymour, Ph.D., MBBCH, FCP(SA)
Co-Director,
Investigational New Drug Program,
National Cancer Institute of Canada,
Kingston, Ontario

Dr. Bishnu Sanwal, Ph.D., DSC, FRSC
Professor Emeritus,
Department of Biochemistry,
University of Western Ontario,
London, Ontario

Dr. George R. Stark, Ph.D., FRS
Distinguished Scientist,
Lerner Research Institute,
The Cleveland Clinic Foundation,
Cleveland, Ohio

Dr. L. Siminovitch, Ph.D., DSC, CC, FRS, FRSC
Chairman,
Lorus Therapeutics Inc.'s MSAB
Director Emeritus, Samuel
Lunenfeld Research Institute,
Toronto, Ontario

< corporate information

Corporate Counsel
McCarthy Tétrault LLP, Toronto
Marusyk Miller & Swain, Ottawa

AUDITORS

KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200,
North York, Ontario M2P 2H3

future

TRANSFER AGENT AND REGISTRAR

Inquiries regarding transfer
requirements, lost certificates
and changes of address should be
directed to the transfer agent.

Computershare Trust Company of Canada
100 University Avenue, 11th Floor,
Toronto, Ontario M5J 2Y1
Tel: 416 981 9500

INQUIRIES, ANNUAL AND QUARTERLY REPORTS

Shareholders and prospective
shareholders are invited to
call or email us with
questions or requests for
additional information.
Tel: 416 798 1200
Fax: 416 798 2200
email: ir@lorusthera.com
website: www.lorusthera.com

ANNUAL MEETING

The 2005 Annual Meeting of
Shareholders will be held on
Tuesday September 13, 2005
at 10 a.m. at:

TSX Conference Centre
The Exchange Tower
130 King Street West,
Toronto, Ontario M5X 1J2

Design and layout - CREDO Communications www.credocomm.ca Printing and pre-press – PPS Printing Inc.

deliver >< promise


future

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THE TRANSFORMATION



Lorus Therapeutics Inc. | Annual Report 2004



TABLE OF CONTENTS

MISSION STATEMENT

Lorus Therapeutics Inc.'s mission is the discovery, research and development of well-tolerated therapies that successfully manage cancer and promote improved quality of life. Our uniquely diversified product pipeline provides multiple opportunities for clinical success and increased shareholder value.

PRODUCT DEVELOPMENT PIPELINE



RESEARCH
PRECLINICAL
PHASE I
PHASE II
PHASE III
APPROVED
VIRULIZIN® (MALIGNANT MELANOMA)[1]
VIRULIZIN® (ADVANCED PANCREATIC)[2]
NEO-VIRULIZIN (2ND GENERATION)
GTI-2040 (RENAL CELL CARCINOMA)[2]
GTI-2040 (NCI) (ACUTE MYELOID LEUKEMIA)
GTI-2040 (NCI) (NON-SMALL CELL LUNG CANCER)
GTI-2040 (NCI) (ADVANCED BREAST CANCER)
GTI-2040 (NCI) (SOLID TUMORS)
GTI-2040 (NCI) (UNRESECTABLE COLON CANCER)
GTI-2501[3]
GTI-2601, GTI-3008, GTI-3611, GTI-4006
NC-381[4]
NC-383, NC-384[4]
TUMOR SUPPRESSOR TECHNOLOGY
NEW SMALL MOLECULE
U-SENSE

- **Immunotherapy**
- **Antisense**
- **Small molecules**
- **Other**

[1] Approved for sale in Mexico (private market) pursuant to the applicable regulatory process. We are not currently seeking approval for this indication in the United States or Canada.

[2] Studies conducted under Investigational New Drug Applications filed with the FDA.

[3] Combination chemotherapy study in hormone refractory prostate cancer at three study sites in Canada.

[4] Pursuant to a worldwide exclusive out-licensing agreement, these products will be developed by Cyclacel Limited of U.K.

* The dotted lines indicate the commencement of the relevant phase of development.



TRANSFORMING OUR SCIENCE INTO PRODUCTS FOR THE MARKET

HIGHLIGHTS

- In June 2004, completed full patient enrollment with over 400 patients in the pivotal Phase III FDA registration clinical trial of Lorus' lead immunotherapeutic drug Virulizin® for the treatment of advanced pancreatic cancer. The number of patients enrolled exceeded the target and enrollment was achieved ahead of schedule.

- On October 5, 2004, Lorus entered into an agreement to raise aggregate net proceeds of $14.4 million through the issuance of $15 million of secured convertible debentures. We received $4.4 million on October 5, 2004, and will receive $5.0 million on each of January 15, 2005 and April 15, 2005.

- Entered into a worldwide exclusive out-licensing agreement with Cyclacel Limited of the UK for NC381 and a library of clotrimazole analogs.

- Initiated five clinical trials in collaboration with the U.S. National Cancer Institute (NCI) for a Phase II clinical program of GTI-2040 in patients with Acute Myeloid Leukemia (AML), breast cancer, non-small cell lung cancer, solid tumors and advanced unresectable colon cancer.

- Initiated a Phase II clinical trial in hormone refractory prostate cancer patients with GTI-2501, one of the Company's lead antisense drug candidates at three prominent Canadian cancer centers.

- After three years of research, discovered novel low molecular weight compounds with anti-cancer and antibacterial activities. Lorus subsequently signed a collaboration agreement with the University of Toronto to provide further development of the compounds.

- Interim data were analyzed from the Phase II clinical trial of GTI-2040 in combination with capecitabine for patients with advanced end-stage renal cell carcinoma who had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome. The data showed that more than half of the 21 evaluable patients in this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were also observed in some patients.

- To increase Company exposure to U.S. investors, obtained approval to list on the American Stock Exchange and commenced trading on the exchange on February 23, 2004.



LORUS' TRANSFORMATION ON THE ROAD TO COMMERCIALIZATION

Last year, I was pleased to report that 2003 was marked by our "getting the important things right" at Lorus. For a Company focused on the development of cancer therapies, that meant we moved forward in a number of important areas: in the clinical development of our diversified pipeline of products; in attracting ongoing support from investors; in attracting the right people to the Company, and in strengthening and establishing new relationships within the scientific community. Together, we had put in place the elements that are enabling us to control our destiny as a drug development company; the human, financial and scientific resources necessary to move forward.

We have added several new people to our senior management team during the past year and subsequent to our fiscal year end. Germaine Gross joined Lorus in May 2004, as our Director of Business Development from a Canadian based pharmaceutical company where she had spent the previous seven years in business development. Our new Director of Regulatory Affairs, Sue Fekete arrived in October 2003. Prior to Lorus, Sue was with the Canadian division of a large international pharmaceutical company. In December 2003, Hanif Sachedina started with Lorus as our Director of Compliance. Hanif had most recently been Director, Corporate Compliance with a Canadian pharmaceutical company. In September 2004, Paul Van Damme joined Lorus in the capacity of Chief Financial Officer. Paul is an experienced biotechnology executive whose presence on the senior management team at Lorus will have an immediate impact. Also in September 2004, Dr. Shafik Dharamshi began his duties as Lorus' Director of Medical Affairs. Dr. Dharamshi's previous experience includes positions as Director, Clinical Research and Director, Study Operations with clinical research organizations in Canada. Dr. Aiping Young was promoted to the position of Chief Operating Officer and Dr. Yoon Lee was promoted to Director of Research. Bruce Rowlands joined the management team in the role of Senior Vice President Planning & Public Affairs after having spent the previous year as a consultant to the company and prior to that as vice president and director of the Canadian operations of a U.S. investment banking firm.

In 2004, this foundation helped us build a strong and well-positioned company, an organization that we believe offers our investors the prospective financial rewards for their confidence in our business model and offers those afflicted with cancer hope for safer and more effective treatment options. Let me take this opportunity to recap why I feel we have continued to "get the important things right" and why we are "on the right track".

OUR PIPELINE

One clear sign that we are continuing on the right track is our extensive clinical and pre-clinical programs currently underway. Only 18 months ago, Lorus had two clinical studies underway: today we have eight clinical studies initiated representing two technology platforms: immunotherapy and antisense, and three products in clinical development; Virulizin®, GTI 2040 and GTI 2501. Additionally, our pipeline includes a number of novel pre-clinical drug candidates that we are assessing to determine development strategies for these assets either on our own or in collaboration with a development partner.

Virulizin®

Our most clinically advanced anti-cancer therapeutic is Virulizin®, a novel immunotherapy that has demonstrated strong anti-tumor efficacy with an excellent safety profile in clinical trials to date. Virulizin® stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors.



One of the critical clinical milestones we achieved was the completion of patient enrolment in our Virulizin® Phase III registration clinical trial, approximately six months ahead of our original schedule and with a larger patient population than originally contemplated. We have registered over 400 patients with locally advanced or metastatic pancreatic cancer in clinical study sites in North America, South America and Europe, comparing the efficacy and safety of Virulizin® when combined with gemcitabine versus a placebo combined with gemcitabine. We expect to receive the results of this important clinical trial in the second half of 2005.

With this pivotal registration clinical trial well advanced, we have also made good progress in expanding the awareness of Virulizin® within the scientific, medical and pharmaceutical communities. Representatives from the Company were present at the *American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium* early in 2004, where our scientists made an oral presentation. In March, we presented a summary of the studies on the mechanism of action of Virulizin® at the annual meeting of the *American Association for Cancer Research (AACR)*, one of the largest gatherings of cancer specialists held each year. We also returned to the *Lustgarten Foundation Scientific Conference* this year, both as a sponsor and presenter on Virulizin®. This conference targets clinical researchers, oncologists, post-doctorate fellows and allied medical professionals worldwide. An international immunology conference held in Montreal this past summer also heard how Virulizin® elicits an expansion and activation of specialized immune cells, called NK cells, in the spleen, and in turn how that leads to increased NK cell infiltration into tumors. Data on Virulizin® published in *The International Journal of Oncology* added further to our peer presence and demonstrated how the drug inhibits tumor growth via stimulation of macrophages, important cells that play a key role in our immune system.

The presentations at these international cancer and immunology conferences in North America and Europe have significantly raised the profile of Virulizin®, precisely at the time when the clinical development process for this drug is nearing completion, and as we continue to explore marketing and distribution options with potential pharmaceutical partners.

At the same time, we strengthened our intellectual property position with Virulizin® this year by obtaining a new European patent that protects the composition and use of the drug for the treatment of cancer. It is the first Virulizin® patent that has been allowed in Europe and adds to the roster of countries that have already awarded Lorus similar patents, including the U.S., Canada, Mexico, Australia, South Africa, New Zealand, Korea and Singapore.

As our Phase III clinical program with Virulizin® proceeds, we continue to make the product available on a compassionate use basis to patients, primarily following failure of approved therapy This compassionate use data will further supplement our regulatory filings with additional safety data. And while efficacy data from this program is not directly usable in regulatory filings, it is encouraging to all of us at the Company to hear the anecdotal feedback from those who believe they have benefited from using Virulizin® as part of their treatment regiment.





GTI-2040

GTI-2501

Development of our antisense drugs, GTI-2040 and GTI-2501, also saw considerable progress in fiscal 2004, with seven Phase II studies with the two anti-cancer drugs currently underway. A common feature of a number of diseases like cancer is that the diseased cells produce increased amounts of important proteins that play key roles in the initiation and progression of the illness. Antisense technology provides an exciting opportunity to develop new drug treatment strategies to selectively prevent the production of disease-causing proteins, leading to the inhibition of further disease development. In contrast, conventional chemotherapy drugs usually work by binding directly to disease-causing proteins, but their lack of specificity often results in the binding to other proteins too, leading to unwanted side effects which can be very severe in patients with cancer. The specificity exhibited by the antisense approach provides the potential to design a novel class of drugs for the treatment of chronic illnesses such as cancer, while avoiding unwanted cytotoxic side effects. Our work in this field helped us cement a very valuable relationship with the U.S. National Cancer Institute (NCI).

The NCI is the American government's principal institute for research and training in cancer treatment. We entered into a clinical trials agreement with them in which the Institute is sponsoring a number of studies of GTI-2040, in a Phase II clinical trials program now underway in patients with acute myeloid leukemia (AML), breast cancer, non-small cell lung cancer, solid tumors and advanced unresectable colon cancer. We also saw encouraging interim data from the Phase II GTI-2040 trial in combination with capecitabine for patients with late-stage renal cell carcinoma. More than half of the 21 evaluable patients in the interim analysis of this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were also observed in some patients, a particularly encouraging development given that those in the trial had failed two or more prior therapies before entering the clinical study, exhibited extensive metastases, and were representative of a population with a very poor prognostic outcome. In July, oncology investigators from our Phase II renal cell cancer clinical trial presented clinical findings at the *First International Congress on Kidney and Bladder Cancer*. These findings demonstrated that GTI-2040 is well tolerated in combination with capecitabine, with no reduction in the starting capecitabine dose required, up to and including the target GTI-2040 dose that was previously established as a monotherapy in a Phase I clinical investigation. These latter clinical results are important because they support our strategy of developing novel anti-cancer agents that show minimal additional toxicities when combined with traditional cytotoxic chemotherapies.

Another clinical program we initiated in the last year was a Phase II clinical trial in hormone refractory prostate cancer patients using GTI-2501, our second clinical antisense anti-cancer drug, at three prominent Canadian cancer centres. With prostate cancer second only to lung cancer in the number of deaths among men in North America, there is a real sense of urgency in providing new therapies for patients suffering from this disease. Our trial will investigate the safety and efficacy of GTI-2501 in combination with docetaxel, a widely used active chemotherapy in hormone refractory prostate cancer. And, as was the case with Virulizin®, we actively participated in international conferences to discuss our clinical work with researchers from around the world. We were invited to provide an update on our clinical and pre-clinical antisense program to leaders in the field of ogligonucleotide technology in April at the TIDES international conference in Las Vegas and earlier in the year at the Annual Antisense and siRNA Technologies Conference in London, England.



TOMORROW'S PROMISE

In addition to our well-developed clinical programs, our drug pipeline contains a number of other novel, proprietary drug candidates that hold great promise for Lorus and in which we made some very positive advances this past year.

Lorus' tumor suppressor/gene therapy discovery recently received patent protection in Europe, which follows previous patents issued by the U.S. patent office and the Australian patent office. These patents and others pending protect Lorus' discovery of a gene whose expression suppresses the growth of human tumors in pre-clinical models, and represents a considerable asset for the company with great potential. We are working diligently to determine how best this exciting discovery can be developed for the benefit of cancer patients.

After three years of in-house research, we were rewarded with the discovery of novel low molecular weight compounds with both anti-cancer and anti-bacterial activities. Lorus subsequently signed a collaboration agreement with the University of Toronto to provide further formulation development for the compounds using a cutting edge nanotechnology approach. This work is being supported by a grant from the Natural Sciences and Engineering Research Council of Canada. This type of technology along with such other assets as our gene therapy program represent the future of Lorus' drug development programs as Virulizin® and our antisense drugs emerge from the clinic as commercial products.

Through our subsidiary, NuChem Pharmaceuticals, we entered into a worldwide exclusive out-licensing agreement with Cyclacel Limited of the UK for a library of clotrimazole (CLT) analogs originally in-licenced by Lorus from the Medical School at Harvard University in 1997. CLT is an anti-fungal drug that has demonstrated anti-cancer activity, but its potential is limited by the presence of high liver toxicity. The goal in developing this library of drug candidates was to identify drugs like NC 381 with anti-cancer activity but with significantly reduced toxic effects. Pre-clinical data on NC 381 were recently published in both the *Journal of Pharmacology and Experimental Therapies and Bioorganic and Medicinal Chemistry Letters*. Further experimental studies demonstrated that in addition to NC 381, there were a number of other derivatives of CLT in the library of analogs that represent promising drug candidates with anti-cancer activity and low toxicity profiles. The agreement with Cyclacel provides Lorus with an upfront payment and the potential for approximately US$11.6 million in milestone payments, as well as a royalty on future sales for each compound commercialized from the CLT library of about 100 drug candidates. Cyclacel will also fund all future development work on this program, allowing Lorus to focus on its remaining pre-clinical technologies and on its more advanced clinical products.

Cancer progression is a complex process, which includes at least 100 different diseases; this is why the Company does not hold the view that a single drug will emerge as a cure. Instead, we believe that cancer will continue to be treated by combination therapy using many different drugs with a variety of mechanisms of action. Using this multi-mechanistic approach in the development of new cancer therapies essentially reduces the risk inherent in the drug development process, by ensuring we have multiple technologies and multiple products under development, and therefore avoiding the trap of being a "one product company."



OUR COMPANY

Much of our focus in 2004 has been on advancing our clinical programs for a number of our drug products. With significant progress having been made, we now foresee our priority in 2005 to focus on arrangements for the commercialization of Virulizin® and on partnerships and further development of our lead technologies. We have done much of the 'heavy lifting' in our drug development: bringing drugs to a late stage in the process. Now, "being on the right track" means putting in place the means to reap the rewards of this considerable investment.

It is our shareholders who allow us to continue our work in developing a broad portfolio of cancer therapies and we are committed to maximizing the value of the Company and its assets for the shareholders. Part of doing this, and another sign of "being on the right track," is the work we did over the last 12 months to raise the profile of the Company with key audiences.

Of paramount importance in this regard was our decision to seek a listing for our common shares in the world's biggest capital market. On February 23, shares of Lorus began trading for the first time on the American Stock Exchange under the symbol LRP. Providing exposure to U.S. investors is an important step in ensuring the Company will have access to additional capital in the future and to help us obtain maximum valuation for the milestones we are achieving.

Listing in the U.S. market in and of itself is not, however, sufficient to achieve these goals. We spent considerable time in fiscal 2004 meeting with many participants in the U.S. capital markets, introducing them to our Company and our portfolio of products. Participating in major international conferences such as BIO, BioPartnering Europe, Bio-Europe, BioContact and the Rodman & Renshaw Techvest Global Healthcare Conference helps achieve an ongoing objective of ensuring major global healthcare investors know the Company and are aware of our exciting prospects.

The pharmaceutical industry is poised for a transformation. The impetus for change can be seen on its business side, where an era of surging profits fuelled by blockbuster drugs grinds to a halt. Research pipelines at big pharmaceutical companies, directed at over-served therapeutic categories, are running dry, and the sector may be hitting the limit on growth through consolidation. We see, therefore, an industry that is looking for the kind of products that Lorus has been successfully developing: those that appear to be safe, efficacious, and address growing therapeutic opportunities. In short, we see a promising scenario unfolding for Lorus.



OUR COMMITMENT

In 2004, Lorus continued to create shareholder value as it achieved several significant milestones in the fight against cancer. Both the full enrolment in the expanded Virulizin® Phase III registration clinical trial earlier than anticipated and the expansion and initiation of the GTI-2040 and GTI-2501 Phase II clinical trials, demonstrate Lorus' commitment to bringing novel and effective cancer therapies with attractive safety profiles to a hard-to-treat patient population. But there is still much to do.

Based on the most recently available data from the American Cancer Society, more than 1,500 Americans die every day from cancer. In Canada, almost 400 new cases of cancer are diagnosed every day according to the National Cancer Institute of Canada.

The technology curve of medical science continues to advance with biotechnology at the forefront of discovery. The number of innovative biotechnology product opportunities continues to increase and successfully advance in clinical development. We are collectively getting better at our work in the field, providing promise to the thousands newly diagnosed with cancer. We believe Lorus is at the forefront in developing new therapies and we are proud of the many achievements that we made in the last year.

We would not have achieved our many successes and milestones in 2004 without the valuable contributions of so many. In the biotechnology field, human capital is the most critical resource and Lorus' employees, advisors and collaborators demonstrated that time and again. We have developed a number of partners in our history and their contributions in financial and intellectual capital have been of significant benefit to us. With eight clinical studies currently underway, I would also like to personally thank the many physicians and patients who are participating in these trials. We learn a considerable amount from both of these groups of front-line participants in the battle against cancer. And to our investors new and old, we thank you for having the faith in our technology, in our people and in our work. We are on the right track and that is good news for everyone who helped us get to this point. 2005 will be an important year as Lorus transforms itself from a pure research and development company into a significant commercial entity in Canada's maturing biopharmaceutical industry.

Dr. Jim Wright
President and Chief Executive Officer
Lorus Therapeutics
September 2004

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2004 and the accompanying notes (the "Financial Statements") set forth elsewhere in this report. The Financial Statements and all financial information discussed below have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant differences between Canadian and United States GAAP are identified in Note 14 to the Financial Statements. All amounts are expressed in Canadian dollars unless otherwise noted. In this Management's Discussion and Analysis, "Lorus", the "Company", "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the research, development and commercialization of effective anti-cancer therapies with high safety. Lorus has worked diligently to establish a diverse, marketable anti-cancer product pipeline, with products in various stages of development ranging from preclinical to a global Phase III clinical trial which has reached full enrollment. This product pipeline is supported by a growing intellectual property portfolio.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing. Lorus has not commercially marketed any product other than Virulizin®, which is being sold in the private market in Mexico.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects and therefore improve a patient's quality of life. Many of the drugs currently approved for the treatment and management of cancer are toxic with severe side effects and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment. Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, thereby mitigating the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization. The most advanced anti-cancer drugs in our pipeline, each of which flow from different platform technologies, are: Immunotherapeutics (Virulizin®); Antisense (GTI compounds); small molecule and Tumor Suppressor Technology.

Our net loss for 2004 totaled $30.3 million ($0.18 per share) compared to a net loss of $16.6 million ($0.12 per share) in 2003. Research and development expenses in 2004 increased to $26.8 million from $12.6 million in 2003. The Virulizin® Phase III clinical trial expansion, that resulted in full enrollment in June 2004, increased manufacturing and compliance activities and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 contributed to the increase in net loss in 2004. We utilized cash of $28.1 million in our operating activities in 2004 compared with $11.9 million in 2003; the higher utilization was necessary to support our expanded research and development activities. At the end of 2004 we had cash and cash equivalents and short-term investments of $26.7 million compared to $25.1 million at the end of 2003.

As products progress through clinical trials, the size of the trials and cost of these development activities increase dramatically. The Company completed enrollment in its Virulizin® Phase III clinical trial shortly after the fiscal year end. A substantial amount of the costs of the trial were incurred in the year and particularly in the fourth quarter of fiscal 2004. We anticipate lower quarterly clinical trial costs in fiscal 2005.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management's Discussion and Analysis. Other important accounting polices are described in Note 2 of the Financial Statements.

Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for pre-clinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected in the Company's Financial Statements.

RESULTS OF OPERATIONS

Revenues

Revenues for the year increased to $608 thousand, representing an increase of $542 thousand over 2003 sales of $66 thousand and nil in 2002. The increase results from a licensing agreement Lorus entered into during the year with Cyclacel Ltd. in connection with the out-licensing of our clotrimazole analog library of anti-cancer drug candidates. The agreement included an initial license fee of $546 thousand with the potential of additional license fees of up to $11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months. The balance of the revenue earned during 2004 relates to product and royalty revenues from the sale of Virulizin® to our distributor in the Mexican market, Mayne Pharma. The Company processed a change in the formulation of Virulizin® for sale in Mexico in order to increase the shelf life of the product, however, as this change in formulation was not approved by the Mexican Minister of Health until subsequent to year end, there were no sales of Virulizin® in Mexico during the last five months of the fiscal year. We do not anticipate product revenue in fiscal 2005 from any of our other anti-cancer drugs currently under development.

Research and Development

Research and development expenditures totaled $26.8 million in 2004 compared to $12.6 million in 2003 and $8.7 million in 2002. The significant increase in 2004 expenditures is primarily the result of two factors. First, we incurred increased costs associated with the expanded pivotal Phase III global clinical trial of Virulizin® for the treatment of advanced pancreatic cancer, including personnel, drug manufacturing and testing, combination drug purchases and contract research organization costs. Second, we incurred expenditures related to the upfront procurement of the GTI-2040 drug for the five U.S. National Cancer Institute ("NCI") sponsored Phase II clinical trials initiated during 2004 for patients with Acute Myeloid Leukemia ("AML"), breast cancer, non-small cell lung cancer, solid tumors and advanced unresectable colon cancer. Research and development costs in 2003 were higher than 2002 primarily due to: (i) the initial expansion of the Phase III Virulizin® clinical trial; (ii) the expansion of the Phase II clinical trial of GTI-2040 in renal cell carcinoma to more than 8 major oncology centres in the U.S.; and (iii) the preparation for the National Cancer Institute sponsored GTI-2040 Phase II clinical trial programs.

Of the total research and development expenditures incurred during the year, Virulizin® accounted for $19.9 million or 74% of total spending. As discussed above, our lead drug Virulizin® is undergoing a Phase III clinical trial for which full enrollment was reached shortly after year end. During fiscal 2005 we expect our research and development costs to decrease, as no further start-up costs associated with this trial will be incurred.

General and Administrative

General and administrative expenses totaled $4.9 million in 2004 compared to $4.3 million in 2003 and $4.9 million in 2002. The increase in 2004 of $600 thousand compared to 2003 is due to higher professional and filing fees related to regulatory changes and changes to the option plan, as well as a one time non-cash charge of $245 thousand to write-off financing costs no longer deemed to have future value. The decrease in 2003 compared to 2002 resulted mainly from lower legal and advisory service fees.

Depreciation and Amortization

Depreciation and amortization expenses totaled $420 thousand in 2004 compared to $1.0 million in 2003 and $2.0 million in 2002. The decrease in 2004 over 2003 is due primarily to the amortization of stock-based compensation that was a recovery of $43 thousand in 2004 and an expense of $700 thousand in 2003 due to a decline in Lorus' use of the compensation tool during 2004. The decrease in 2003 over 2002 is related primarily to the adoption of the new accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002 upon adoption of CICA Handbook section 3062 "Goodwill and other intangible assets". Amortization of goodwill totaled $1.5 million in 2002.

Amortization of stock-based compensation in 2003 totaled $700 thousand as compared to $300 thousand in 2002.

Interest and Other Income

Interest income totaled $1.2 million in 2004 and in 2003 and $2.0 million in 2002. Interest income was unchanged between 2004 and 2003 despite higher average cash and short-term investment balances in 2004 because of lower market interest rates in 2004 compared with 2003. The decrease in 2003 interest income compared to 2002 was due to a lower average cash and short-term investment balance in 2003 and the general decline in market interest rates.

Loss for the Period

The loss for the year totaled $30.3 million or $0.18 per share in 2004 compared to $16.6 million or $0.12 per share in 2003 and $13.5 million or $0.09 per share in 2002. The increase in net loss in 2004 compared to 2003 is primarily due to the significant increase in clinical trial activities to support the expanded Phase III Virulizin® clinical trial. The increase in net loss in 2003 compared to 2002 relates primarily to increased clinical trial activities, which was partially offset by lower administrative costs and the discontinuance of amortization of goodwill in accordance with the adoption of the new CICA accounting pronouncement described above. On a comparative basis, the loss for the year ended May 31, 2002 would have been $12.0 million or $0.08 per share after adjustment to remove the amortization of goodwill.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the costs of the global Virulizin® Phase III clinical trial from internal resources until its anticipated completion in Q1 of fiscal 2006. The costs of the five GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States. We believe that our available cash, cash equivalents and short-term investments, and the interest earned thereon, together with the post year-end convertible debenture financing discussed below, will be sufficient to finance our operations and capital needs for at least the next 12 months.

Financing

On June 11, 2003, Lorus raised net proceeds of $29.9 million by way of a public offering of 26,220,000 units at a price of $1.25 per unit, each unit consisting of one common share and one-half of one share purchase warrant. In addition during fiscal 2004, Lorus issued common shares on the exercise of stock options for proceeds of $200 thousand. In 2003, Lorus issued common shares on the exercise of stock options for proceeds of $700 thousand. In 2002, Lorus issued common shares on the exercise of warrants and stock options for proceeds of $1.4 million.

On October 5, 2004, subsequent to the 2004 fiscal year-end, we entered into an agreement to raise aggregate net proceeds of $14.4 million through the issuance of $15 million of secured convertible debentures. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 5, 2004, and will receive $5.0 million on January 15, 2005 and on April 15, 2005. The debentures will expire on October 1, 2009 and interest will accrue and be paid monthly at a rate of prime + 1% until the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer accrue. Interest is to be payable in common shares of Lorus until such shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $5.0 million principal amount of debentures issued on October 5, 2004 is convertible at the holder's option into common shares of the Company with an exercise price per share of $1.00. The $10.0 million principal amount of debentures issued thereafter is convertible at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of our common shares for the twenty trading days prior to the investment of the funds, less any discount permitted by the Toronto Stock Exchange. The agreement also provides for the issuance of up to 4 million warrants, with a life of five years, to buy common shares at a price per share of $1.00.

Use of Proceeds

In our prospectus dated June 3, 2003 we indicated that the proceeds to be received from that financing would be used as follows: $12.0 million for the product development of our immunotherapy platform, $11 million for the product development of our antisense platform and $2.0 million for pre-clinical and discovery programs. It was anticipated that the balance of funding would be used for working capital and general purposes. During fiscal 2004 we incurred $19.9 million in research and development expenses on our immunotherapy platform, $6.7 million on our antisense platform, and $200 thousand on pre-clinical and discovery programs. The additional spending on our immunotherapy platform was funded through cash and short-term investments held by the Company prior to the 2003 offering and is the direct result of the expansion of the Virulizin® Phase III clinical trial. The spending anticipated in the 2003 prospectus on our antisense platform and pre-clinical and discovery programs was to be incurred over a number of years, not solely in 2004. We have sufficient funds available at the end of 2004 to fund the remaining $4.3 million to be spent on our antisense platform and $1.8 million to be spent on pre-clinical and discovery programs.

Operating Cash Requirements

Lorus utilized cash in operating activities of $28.1 million in 2004 compared to $11.9 million in 2003 and in 2002. The cash used in operating activities in 2004 is higher than the prior year due to higher expenditures throughout the year to support the Virulizin® Phase III clinical trial. The cash used in operating activities in 2003 was comparable with that experienced in 2002 despite a higher net loss in 2003 due primarily to changes in the timing of payments of accounts payable and accrued liabilities.

We expect the cash used in operating activities to decrease in 2005 from the amount experienced in 2004 as our major clinical trial with Virulizin® will be underway and no further initiation costs associated with this trial will be incurred in 2005.

Cash Position

At May 31, 2004, Lorus had cash and cash equivalents and short-term investments totaling $26.7 million compared to $25.1 million at the end of 2003. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short-term investments) at May 31, 2004 was $22.6 million as compared to $20.9 million in 2003. As discussed above, subsequent to the year-end, we entered into an agreement to issue $15 million in convertible debentures for net proceeds of $14.4 million. Cash and short-term investments will therefore increase by $14.4 million (gross proceeds of issuance net of issuance costs). The Company does not expect to generate a positive cash flow from operations for the next few years due to substantial additional research and development costs, including costs related to drug discovery, pre-clinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. Lorus intends to use its resources to fund its existing drug development programs and develop new programs from its portfolio of pre-clinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of pre-clinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed licenses or acquired technologies, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

At May 31, 2004, we had contractual obligations requiring annual payments as follows:

(amounts in 000's)	Less than 1 year	1-3 years	4-5 years	5+ years	Total
Operating leases	110	–	–	–	110
Contract Research Organizations[1]	2,585	2,213	–	–	4,798

Off-balance sheet financing arrangements are limited to operating lease contracts in respect of office equipment, and a building lease.

[1] Contract Research Organization expenditures relate to our Phase III Virulizin® clinical trial

OUTSTANDING SHARE DATA

As at August 30, 2004 the Company had 171,804,989 common shares issued and outstanding. In addition, the Company had 8,235,998 stock options issued and outstanding, 1,835,400 compensation options issued and outstanding with an exercise price of $1.27 and warrants to purchase 13,110,000 common shares of Lorus at an exercise price of $1.75 per share.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended May 31, 2004 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit

(amounts in 000's except for per common share data) (Canadian dollars)	Years Ended May 31		
	2004	2003	2002
Revenues	$ 608	$ 66	$ –
Operating expenses			
Cost of sales	28	55	–
Research and development	26,785	12,550	8,659
General and administrative	4,915	4,290	4,867
Depreciation and amortization	420	960	1,956
Operating loss	31,540	17,789	15,482
Interest and other income	(1,239)	(1,155)	(1,995)
Loss for the year	30,301	16,634	13,487
Basic and fully diluted loss per common share	$ 0.18	$ 0.12	$ 0.09
Total assets	34,424	34,255	47,572

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

During Q3 2003, we began selling Virulizin® for the treatment of malignant melanoma through our distributor, Mayne Pharma, in the Mexican private market. Sales continued to Q2 2004 when Lorus filed a change in formulation with the Mexican Minister of Health which was not approved until subsequent to year end. Sales through Mayne Pharma include both product sales and royalty revenue. Revenue increased significantly in Q2 2004 due to the initial license fee from Cyclacel Ltd. discussed above.

Research and development expenses increased significantly throughout 2004 in comparison to 2003 due to the expansion of the Phase III Virulizin® clinical trial. Research and development payments fluctuated during 2004 primarily due to the timing of milestone payments to our Contract Research Organizations, as well as the manufacturing of our study drugs (Virulizin® and GTI-2040) and the purchase of the study combination drug.

	Fiscal 2004				Fiscal 2003			
	Quarter Ended				Quarter Ended			
	Aug 31 2003	Nov 30 2003	Feb 29 2004	May 31 2004	Aug 31 2002	Nov 30 2002	Feb 28 2003	May 31 2003
Revenue	$ 29	$ 575	$ 2	$ 2	$ –	$ –	$ 27	$ 39
Cost of Sales	–	26	1	1	–	–	27	28
Research and development	7,263	5,586	7,340	6,596	3,047	3,323	2,876	3,304
General and administrative	1,231	1,176	1,010	1,498	1,304	796	960	1,230
Depreciation and amortization	99	99	108	114	95	164	224	477
Operating loss	8,564	6,312	8,457	8,207	4,446	4,283	4,060	5,000
Interest and other income	(393)	(314)	(298)	(234)	(370)	(314)	(258)	(213)
Loss for the period	8,171	5,998	8,159	7,973	4,076	3,969	3,802	4,787
Basic and fully diluted loss per common share	$ 0.05	$ 0.03	$ 0.05	$ 0.05	$ 0.03	$ 0.03	$ 0.02	$ 0.04

RISKS AND UNCERTAINTIES

Lorus has not produced or commercially marketed any product other than Virulizin®, which has been approved for sale and is being sold in the private market in Mexico. Although we have commenced commercial sales of Virulizin®, there can be no assurance that the Company will realize future revenues from the product. In addition, there can be no assurance that we will ever realize revenues from any of our products in development, or that we will ever be profitable.

Lorus' products are in various stages of development. There can be no assurance that we will have funds available to permit the successful commercialization of our products. The Company's funding needs may vary depending on many factors including: the progress and number of research and drug development programs; costs associated with clinical trials and the regulatory process; costs related to maintaining drug manufacturing sources; costs of prosecuting or enforcing patent claims and other intellectual property rights; collaborative and license agreements with third parties; and opportunities to in-license or acquire new products.

In order to commercialize our products, we must obtain regulatory approvals. Regulatory approvals can take a number of years and involve substantial expenditures. There can be no assurance that the Company will ever obtain necessary approvals or licenses for any of its products; that the Company will not encounter difficulties or excessive costs in its efforts to secure necessary approvals and licenses; or that the Company will be able to obtain sufficient funds to meet the necessary expenditures associated with obtaining regulatory approvals.

Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance. Physicians, patients, third party payors and the medical community may not accept or utilize our products, and if our products do not achieve significant market acceptance our business and financial condition will be materially adversely affected. In addition, market acceptance is affected by the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health coverage insurers and other organizations.

Lorus relies upon third parties to provide certain key services, including contract manufacturers to manufacture its products and independent investigators and contract research organizations to assist it in conducting its clinical trials. These third parties may encounter difficulties in meeting regulatory requirements and in maintaining quality control and quality assurance to meet Lorus' clinical development needs. If these third party service providers are unable to meet regulatory requirements or maintain quality control and quality assurance, or we are unable to retain such suppliers or obtain new third party suppliers, we may not be able to effectively conduct clinical trials or ultimately commercialize our products.

We currently hold licenses from third parties for certain technologies, including in respect of our antisense platform. We cannot assure you that these licenses will not terminate or that they will remain in good standing.

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. There can be no assurance, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful or may not be terminated by our partners. We do not have any sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. The inability to market our products could have a material adverse effect on our business and financial condition.

The sale and use of the products we develop could carry the risk of product liability proceedings. While we currently maintain limited product liability insurance, we cannot assure you that product liability insurance will continue to be available to us on commercially reasonable terms. Product liability claims might also exceed the amounts of such coverage.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio of debt securities. Investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on Lorus' financial condition. The Company maintains its accounts in Canadian dollars, but its revenues and a portion of its expenditures are in foreign currencies. Lorus does not currently engage in hedging its foreign currency requirements to reduce exchange rate risk.

Our success depends in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. We cannot assure that our pending patent applications will result in patents being granted, that we will be able to develop additional proprietary products that are patentable, that patents already granted to us will provide us with any competitive advantage, or that patents of others will not have an adverse effect on our ability to do business.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, academic institutions, government entities and other organizations. We cannot assure you that we will retain our current personnel and will be able to continue to attract qualified personnel.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"]. The standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation would be recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount would be amortized, and the liability amount would be accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. There is no material impact on the consolidated financial statements resulting from the adoption of FAS 143 either in the current or prior years presented.

In December 2003, the Financial Accounting Standards Board ["FASB"] amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIE's created after January 31, 2003. For VIE's created before January 31, 2003, the requirements of FIN 46R apply as of May 31, 2005 for a VIE that does not meet the definition of a special-purpose entity ["SPE"] and as of June 1, 2004 for a VIE that is an SPE. The application of this Interpretation will not have an effect on our consolidated financial statements.

In September 2003, the Canadian Institute of Chartered Accountants ["CICA"] revised Section 3870 'Stock-Based Compensation and Other Stock-Based Payments' to require that, effective June 1, 2004, the fair value method of accounting for stock options be recognized in the consolidated financial statements. The Company intends to apply these provisions retroactively without restatement for the year commencing June 1, 2004. The cumulative compensation cost of options on common shares of the Company, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at June 1, 2004.

In November 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is effective for fiscal years beginning on or after November 1, 2004. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements has not been determined.

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective June 1, 2004 for the Company and harmonizes Canadian requirements with existing United States GAAP. There will be no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

FORWARD LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "likely," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms and annual reports.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in this annual report have been prepared by management and have been approved by the Board of Directors of the Company.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management. Financial information presented in accordance with Canadian generally accepted accounting principles elsewhere in the annual report is consistent with that in the financial statements.

In discharging its responsibility for the integrity and fairness of the financial statements, management maintains a system of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. Management believes that the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors, through an Audit Committee, oversees management's responsibilities for financial reporting. This committee, which consists of three independent directors, reviews the audited consolidated financial statements, and recommends the financial statements to the Board for approval. Other key responsibilities of the Audit Committee include reviewing the adequacy of the Company's existing internal controls, audit process and financial reporting with management and the external auditors.

These financial statements have been audited by KPMG LLP, who are independent auditors appointed by the shareholders of the Company upon the recommendation of the Audit Committee. Their report follows. The independent auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls

Jim A. Wright, Chief Executive Officer
July 16, 2004

Paul Van Damme, Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Lorus Therapeutics Inc. as at May 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2004 and the related consolidated statements of loss and deficit and cash flows for the period from inception on September 5, 1986 to May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2004 and for the period from inception on September 5, 1986 to May 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

We did not audit the consolidated financial statements of Lorus Therapeutics Inc. for the period from inception on September 5, 1986 to May 31, 1994. Those consolidated financial statements were audited by other auditors who issued a report without reservation on July 8, 1994.

KPMG LLP

Chartered Accountants, Toronto, Canada
July 16, 2004, except as to note 13 which is as of October 5, 2004

CONSOLIDATED BALANCE SHEETS

(amounts in 000's) (Canadian dollars)

As at May 31	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,071	$ 905
Short-term investments	25,657	24,219
Prepaid expenses and amounts receivable	1,697	1,104
Total current assets	28,425	26,228
Fixed assets (note 3)	1,471	1,507
Goodwill	606	606
Acquired research and development (note 4)	3,922	5,669
Deferred financing costs	–	245
	$ 34,424	$ 34,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,429	$ 1,318
Accrued liabilities	3,396	4,042
Total current liabilities	5,825	5,360
Shareholders' equity		
Share capital (note 5)		
Common shares		
Authorized: unlimited number of shares;		
Issued and outstanding (000's):		
May 31, 2004 – 171,794		
May 31, 2003 – 145,285	144,673	120,441
Warrants	4,325	–
Compensation options (note 5(d))	1,405	–
Deferred stock-based compensation	–	(43)
Deficit accumulated during development stage	(121,804)	(91,503)
Total shareholders' equity	28,599	28,895
	$ 34,424	$ 34,255

Commitments and Guarantees (note 9)

Subsequent event (note 13)

Canada and United States accounting policy differences (note 14)

See accompanying notes to consolidated financial statements

On behalf of the Board:

Director

Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(amounts in 000's except for per common share data) (Canadian dollars)

	Years Ended May 31			Period from inception Sept. 5, 1986 to
	2004	2003	2002	May 31, 2004
Revenue (note 12)	$ 608	$ 66	$ –	$ 674
Operating expenses				
Cost of sales	28	55	–	83
Research and development (note 7)	26,785	12,550	8,659	85,844
General and administrative	4,915	4,290	4,867	37,793
Depreciation and amortization	420	960	1,956	8,781
Operating expenses	32,148	17,855	15,482	132,501
Interest and other income	(1,239)	(1,155)	(1,995)	(10,023)
Loss for the period	30,301	16,634	13,487	121,804
Deficit, beginning of period	91,503	74,869	61,382	–
Deficit, end of period	$ 121,804	$ 91,503	$ 74,869	$ 121,804
Basic and diluted loss per common share (note 2)	$ 0.18	$ 0.12	$ 0.09	
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	171,628	144,590	143,480	

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in 000's) (Canadian dollars)

	Years Ended May 31			Period from inception Sept. 5, 1986 to
	2004	2003	2002	May 31, 2004
OPERATING ACTIVITIES				
Loss for the period	$ (30,301)	$ (16,634)	$ (13,487)	$(121,804)
Add items not requiring a current outlay of cash:				
Depreciation and amortization	2,166	2,033	3,407	16,127
Stock-based compensation	(43)	674	296	1,293
Other	245	–	–	745
Net change in non-cash working capital balances related to operations (note 8)	(129)	2,019	(2,124)	3,220
Cash used in operating activities	(28,062)	(11,908)	(11,908)	(100,419)
INVESTING ACTIVITIES				
Sale (purchase) of short-term investments, net	(1,438)	12,438	9,378	(25,657)
Acquisition, net of cash received	–	–	–	(539)
Acquired research and development	–	–	–	(715)
Additions to fixed assets	(383)	(1,260)	(477)	(5,375)
Cash proceeds on sale of fixed assets	–	–	–	348
Cash provided by (used in) investing activities	(1,821)	11,178	8,901	(31,938)
FINANCING ACTIVITIES				
Issuance of warrants	4,537	–	–	36,414
Issuance of common shares	25,512	715	1,389	97,259
Additions to deferred financing costs	–	(245)	–	(245)
Cash provided by financing activities	30,049	470	1,389	133,428
Increase (decrease) in cash and cash equivalents during the period	166	(260)	(1,618)	1,071
Cash and cash equivalents, beginning of period	905	1,165	2,783	–
Cash and cash equivalents, end of period	$ 1,071	$ 905	$ 1,165	$ 1,071

See accompanying notes to consolidated financial statements

1. DESCRIPTION OF BUSINESS

Lorus Therapeutics Inc. ("Lorus" or "the Company") is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through to Phase III trials, Lorus develops therapeutics that seek to manage cancer with efficacious low-toxicity compounds that improve patients' quality of life.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company's current level of cash and short-term investments and the additional funds available under a convertible debenture entered into on October 1, 2004 (note 13) is sufficient to execute the Company's current planned expenditures for the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Lorus, its 80% owned subsidiary NuChem Pharmaceuticals Inc. ("NuChem"), and its wholly-owned subsidiary GeneSense Technologies Inc. ("GeneSense"). The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 14 "Canada and United States Accounting Policy Differences."

Revenue Recognition

Revenue includes product sales revenue, license revenue and royalty revenue.

The Company recognizes revenue from product sales when title has passed and collection is reasonably assured, which typically is upon delivery to the distributor.

License fees are comprised of initial fees and milestone payments derived from a worldwide exclusive license agreement. Non-refundable license fees are recognized when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable. Future non-refundable milestone payments receivable upon the achievement of third party performance are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.

The Company earns royalties from its distributor. Royalties from the distribution agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.

Cash Equivalents and Short-Term Investments

Lorus invests in high quality fixed income government (2004 – $3,811,000, 2003 – $4,214,000) and corporate (2004 – $21,846,000, 2003 – $20,005,000) instruments with low credit risk. Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

Short-term investments, which consist of fixed income securities with a maturity of three months or more, are recorded at their accreted value as they are held to maturity instruments.

Inventory

The Company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at the lower of cost and net realizable value.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company records depreciation and amortization at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Furniture and equipment	straight-line over three to five years
Leasehold improvements	straight-line over the lease term

Research and Development

Research costs are charged to expense as incurred. Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

Goodwill and Intangible Assets

Goodwill is not amortized but tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination or other transaction are amortized over their estimated useful lives which have been assessed as seven years.

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in the GeneSense business combination. Goodwill acquired in a business combination is tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist. When the carrying value of a reporting unit's goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company capitalized the cost of acquired research and development assets, comprised of patents and licences, on the acquisitions of GeneSense and the NuChem compounds. The nature of this asset is such that it is categorized as an intangible asset with a finite life. The carrying value of acquired research and development assets does not necessarily reflect its present or future value. The amount recoverable is dependent upon the continued advancement of the drugs through research, clinical trials and ultimately to commercialization. It is not possible to predict the outcome of future research and development programs.

No impairment relating to goodwill and intangible assets has been identified by the Company for 2004 and 2003.

Impairment of Long-Lived Assets

Effective June 1, 2003, the Company adopted the new standard in CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets." Under the new standard the Company performs an impairment assessment of long-lived assets held for use whenever events or changes in circumstances indicated that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Prior to June 1, 2003 the Company periodically assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate.

Stock-Based Compensation

Stock options granted to employees are accounted for using the intrinsic value method. Under the intrinsic value method, compensation cost is recorded if, on the measurement date of the grant, the fair value of an underlying common share exceeds the exercise price per share. For options with contingent vesting criteria, the option is treated as a variable award and is revalued, using the intrinsic value method of accounting, at the end of each reporting period until the final measurement date. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

Options issued to consultants and other non-employees are accounted for using the fair value method and are recognized as an expense over the period which the services are performed or options earned using the Black-Scholes option pricing model.

The Company also has a deferred share unit plan that provides directors the alternative to receive payment for their current services in the form of share units rather than common shares or cash. Share units entitle the holder to receive, in the future, either an equivalent number of common shares or the cash equivalent of the shares at the date the units are exercised. As the award entitles the holder to settle the award through the receipt of cash, the value of the share units are recorded as a liability and the share units are revalued each reporting date with any increase or decrease in value being recorded in the consolidated statements of loss.

Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

Income Taxes

Income taxes are reported using the asset and liability method. Under this method future tax assets and liabilities are recorded for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating loss and research and development expenditure carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain.

Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

Segmented Information

The Company is organized and operates as one operating segment, the research and development of cancer therapies. Substantially all of the Company's identifiable assets as at May 31, 2004 and 2003 are located in Canada.

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated into Canadian dollars at the rates on the balance sheet dates. Gains or losses resulting from these transactions are accounted for in the loss for the period and are not significant.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years. Actual results could differ from those estimates.

Recent Canadian Accounting Pronouncements

In September 2003, the Canadian Institute of Chartered Accountants ["CICA"] revised Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" to require that, effective June 1, 2004, the fair value method of accounting for stock options be recognized in the consolidated financial statements. The Company intends to apply these provisions retroactively without restatement for the year commencing June 1, 2004. The cumulative compensation cost of options on common shares of the Company, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at June 1, 2004.

In November 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is effective for the fiscal years beginning on or after November 1, 2004. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements has not been determined.

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective for June 1, 2004 for the Company and harmonizes Canadian requirements with existing United States GAAP. There will be no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3. FIXED ASSETS

As at May 31 (amounts in 000's)	**2004**	2003
Furniture and equipment	$ 1,977	$ 1,603
Leasehold improvements	907	898
	2,884	2,501
Accumulated depreciation and amortization	(1,413)	(994)
	$ 1,471	$ 1,507

4. ACQUIRED RESEARCH AND DEVELOPMENT

As at May 31 (amounts in 000's)	**2004**	2003
Cost	$ 12,228	$ 12,228
Accumulated amortization	(8,306)	(6,559)
	$ 3,922	$ 5,669

5. SHARE CAPITAL

(a) Continuity of common shares and warrants

(amounts and units in 000's)		Common Shares		Warrants	
		Number	Amount	Number	Amount
Balance at May 31, 2001		142,411	$ 117,150	1,242	$ 729
Exercise of compensation warrants	(b)	476	265	(476)	(70)
Expiry of compensation warrants		–	659	(766)	(659)
Exercise of stock options	(e)	1,525	1,194	–	–
Stock-based compensation	(f)	–	(100)	–	–
Balance at May 31, 2002		144,412	119,168	–	–
Exercise of stock options	(e)	873	715	–	–
Stock-based compensation	(f)	–	558	–	–
Balance at May 31, 2003		145,285	$ 120,441	–	$ –
Share issuance	(d)	26,220	24,121	13,110	4,325
Exercise of stock options	(e)	289	171	–	–
Stock-based compensation	(f)	–	(88)	–	–
Other		–	28	–	–
Balance at May 31, 2004		171,794	$ 144,673	13,110	$ 4,325

(b) October 1999 Private Placement of Special Warrants

In connection with the October 27, 1999 special warrants offering the Company issued 2,824,849 compensation warrants (stated capital $0.147 per warrant) for services in connection with the completion of the offering. Each compensation warrant entitles the holder to acquire one common share for $0.41 at any time prior to October 27, 2001. During fiscal year 2002, 475,700 compensation warrants were exercised.

(c) Alternate Compensation Plans

In 2000, the Company established a compensation plan for directors and officers, which allows the Company, in certain circumstances, to issue common shares to pay directors' fees or performance bonuses of officers in lieu of cash. The number of common shares reserved for issuance under this plan is 2,500,000. Since inception, 71,000 shares have been issued under this plan.

The Company also established a deferred share unit plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Share units entitle the director to elect to receive, on termination of their services to the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The share units are granted based on the market value of the common shares on the date of issue. As of May 31, 2004, 68,183 deferred share units have been issued (2003 – 45,964, 2002 – 83,057), with a cash value of $57,000 (2003 – $58,000, 2002 – $62,000) being recorded in accrued liabilities.

(d) Share Issuance

On June 11, 2003, the Company raised gross proceeds of $32,775,000 by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition, the Company issued 1,835,400 compensation options with a fair value of $1,468,000 for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4,392,000 for the issuance, which include the non-cash charge of $1,468,000 being the fair value of the compensation option. The Company allocated $4,325,000 of the net proceeds to the warrants, $1,405,000 to the compensation option and $24,121,000 to share capital.

(e) Stock Option Plan

Under the Company's stock option plan, options may be granted to directors, officers, employees and consultants of the Company to purchase up to 20,582,081 common shares. Options are granted at the fair market value of the common shares on the date of grant. Options vest at various rates and have a term of five years to ten years. Stock option transactions for the three years ended May 31, 2004 are summarized as follows:

	2004		2003		2002	
	Options (000's)	Weighted-average exercise price	Options (000's)	Weighted-average exercise price	Options (000's)	Weighted-average exercise price
Outstanding at beginning of year	5,378	$ 1.05	5,425	$ 1.17	4,144	$ 1.19
Granted	2,629	$ 1.16	2,613	$ 0.72	3,188	$ 0.98
Exercised	(289)	$ 0.59	(873)	$ 0.83	(1,525)	$ 0.78
Forfeited	(1,346)	$ 1.29	(1,787)	$ 1.01	(382)	$ 1.39
Outstanding at end of year	6,372	$ 1.05	5,378	$ 1.05	5,425	$ 1.17
Exercisable at end of year	3,542	$ 1.01	2,921	$ 1.26	2,183	$ 1.32

The following table summarizes information about stock options outstanding at May 31, 2004:

	Options outstanding			Options exercisable	
Range of Exercise prices	Options outstanding (000's)	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Options exercisable (000's)	Weighted-average exercise price
$0.33 to $0.49	552	1.01	$ 0.39	552	$ 0.39
$0.50 to $0.99	2,767	2.79	$ 0.80	2,085	$ 0.79
$1.00 to $1.99	2,588	5.04	$ 1.21	440	$ 1.37
$2.00 to $3.63	465	1.44	$ 2.41	465	$ 2.41
	6,372	3.45	$ 1.05	3,542	$ 1.00

(f) Deferred Stock-based Compensation

The Company issues performance based options to employees which give rise to stock option expense based on the intrinsic value of the option on the date the performance is met. The Company also issues options to non-employees for services which are fair valued and expensed over the performance period.

The Company recorded a deferred stock-based compensation recovery relating to options issued under the Company's stock option plan amounting to $88,000 for the year ended May 31, 2004 (2003 – charge $558,000 and 2002 – recovery $100,000). Amortization of deferred stock-based compensation was a recovery of $43,000 for the year ended May 31, 2004 (2003 – charge of $674,000 and 2002 – charge of $296,000).

(g) Pro forma disclosure for Employee Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method. CICA Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

A summary of the pro forma impact on the statement of loss is presented in the table below.

(amounts in 000's)	**2004**	2003	2002
Loss for the year	$ 30,301	$ 16,634	$ 13,487
Compensation expenses related to the fair value of stock options	1,580	1,929	1,574
Employee stock-based compensation expense as recorded	43	(511)	(296)
Pro forma loss for the period	$ 31,924	$ 18,052	$ 14,765
Pro forma basic and diluted loss per common share	$ 0.19	$ 0.12	$ 0.10

The fair value of each option granted or modified has been estimated at the date of grant or modification using the Black-Scholes option pricing model with the following assumptions used for options granted in the years ended May 31, 2004, 2003 and 2002: (i) dividend yield of 0%; (ii) expected volatility of 89% (2003 – 110%, 2002 – 80%) (iii) risk free interest rates ranging from 2.25% to 3.05% (2003 – 3.2-3.5%, 2002 – 3.6%) and (iv) expected lives of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the years ended May 31, 2004, 2003 and 2002 were $0.74, $0.75 and $0.71 respectively.

6. INCOME TAXES

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the Company's future tax assets are as follows:

As at May 31 (amounts in 000's)	**2004**	2003
Non-capital loss carryforwards	$ 19,746	$ 9,824
Research and development expenditures	17,613	12,905
Book over tax depreciation	1,307	1,576
Other	1,345	492
Future tax assets	40,011	24,797
Valuation allowance	40,011	24,797
	$ –	$ –

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

Research and development expenditures can be carried forward indefinitely. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

Year of expiry (amounts in 000's)	Non-capital losses
2005	$ 2,159
2006	3,468
2007	4,626
2008	4,985
2009	6,525
2010	8,248
2011	1,028
2012	–
2013	–
2014	22,206
	$ 53,245

7. RESEARCH AND DEVELOPMENT PROGRAMS

The Company's cancer drug research and development programs focus primarily on the following technology platforms:

(a) Immunotherapy

This clinical approach stimulates the body's natural defenses against cancer. The Company's lead drug Virulizin® is currently in a Phase III clinical trial for the treatment of pancreatic cancer and has been sold in the private market in Mexico for malignant melanoma.

(b) Antisense

Antisense drugs are genetic molecules that inhibit the production of disease-causing proteins. GTI-2040 and GTI-2501, the Company's lead antisense drugs, have shown pre-clinical anti-cancer activity across a broad range of cancers and are currently in a total of seven different Phase II clinical trials.

(c) Small Molecules

Anti-cancer activity was discovered with an anti-fungal agent Clotrimazole ("CLT"). Based on the structural feature found to be responsible for the anti-cancer effect of CLT, chemical analogues of CLT have been designed and tested. Our library of clotrimazole analogs has been licensed to Cyclacel Limited as described in note 12.

Lorus scientists discovered novel low molecular weight compounds with anti-cancer and anti-bacterial activity in pre-clinical investigations. Of particular interest were compounds that inhibit the growth of human tumor cell lines including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma. These compounds also demonstrated activity against multi-drug resistant bacteria which are responsible for a number of life-threatening infections.

In addition to the above Lorus has a number of other technologies under pre-clinical development including a tumor suppressor or gene therapy approach to inhibiting the growth of tumors.

(amounts in 000's)	Years ended May 31			Period from inception Sept. 5, 1986 to
Research and Development	2004	2003	2002	May 31, 2004
Immunotherapy				
Expensed	$ 19,944	$ 7,433	$ 4,612	$ 56,865
Acquired	–	–	–	–
Antisense				
Expensed	6,666	4,911	3,410	24,875
Acquired	–	–	–	11,000
Small Molecules				
Expensed	175	206	637	4,104
Acquired	–	–	–	1,228
Total expensed	$ 26,785	$ 12,550	$ 8,659	$ 85,844
Total acquired	$ –	$ –	$ –	$ 12,228

8. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital balances for each of the periods ended are summarized as follows:

	Years ended May 31			Period from inception Sept. 5, 1986 to
(amounts in 000's)	2004	2003	2002	May 31, 2004
(Increase) decrease				
Prepaid expenses and amounts receivable	$ (593)	$ 91	$ 309	$ (1,120)
Increase (decrease)				
Accounts payable	1,111	876	(2,686)	1,185
Accrued liabilities	(647)	1,052	253	3,155
	$ (129)	$ 2,019	$ (2,124)	$ 3,220

During the year ended May 31, 2004, the Company received interest of $1,151,000 (2003 – $1,679,000 and 2002 – $2,488,000).

9. COMMITMENTS AND GUARANTEES

(a) Operating lease commitments

The Company has entered into operating leases for premises and office equipment under which it is obligated to make minimum annual payments of approximately $110,000 in 2005.

During the year ended May 31, 2004, operating lease expenses were $141,000 (2003 – $122,000 and 2002 – $118,000).

(b) Other contractual commitments

In December 1997, the Company acquired certain patent rights and a sub-license to develop and commercialize the anti-cancer application of certain compounds in exchange for:

(i) A 20% share interest in NuChem;

(ii) A payment of US$350,000 in shares of Lorus, and

(iii) Up to US$3,500,000 in cash.

To date the Company has made cash payments of US$500,000. The remaining balance of up to US$3,000,000 remains payable upon the achievement of certain milestones based on the commencement and completion of clinical trials. Additional amounts paid will be classified as acquired research and development and will be amortized over the estimated useful life of the licensed asset.

The Company holds an exclusive world-wide license from the University of Manitoba (the "University") and Cancer Care Manitoba ("CCM") to certain patent rights to develop and sub-license certain oligonucleotide technologies. In consideration for the exclusive license of the patent rights, the University and CCM are entitled to an aggregate of 1.67% of the net sales received by the Company from the sale of products or processes derived from the patent rights and 1.67% of all monies received by the Company from sub-licenses of the patent rights. Any and all improvements to any of the patent rights derived in whole or in part by the Company after the date of the license agreement, being June 20, 1997, are not included within the scope of the agreement and do not trigger any payment of royalties. To date the Company has not paid any royalties pursuant to the license agreement.

(c) Guarantees

The Company entered into various contracts whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

The Company contracts with Clinical Research Organizations to facilitate some of our clinical trials. These contracts may be terminated upon sixty days written notice.

10. RELATED PARTY TRANSACTIONS

During the year ended May 31, 2004, consulting fees of nil were paid to a company which is controlled by a director of the Company (2003 – $48,874 and 2002 – $68,000). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

The amount payable to related parties as at May 31, 2004 was nil (2003 – nil and 2002 – $46,000).

11. FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash equivalents and short-term investments. The Company mitigates this risk by investing in high grade fixed income securities.

12 REVENUE

During the year, the Company recorded license revenue of $546,000 (2003 – nil, 2002 – nil) in connection with a world-wide exclusive license agreement entered into with Cyclacel Limited in the United Kingdom for the out-licensing of the Company's library of clotrimazole analogs. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. Under the agreement the Company will also receive royalties on the sale of any products.

Revenue also includes product and royalty revenue from the sale of Virulizin® to Mayne Pharma, the Company's distribution partner for the Mexico market.

13 SUBSEQUENT EVENT

On October 5, 2004, subsequent to the 2004 fiscal year-end, we entered into an agreement to raise aggregate net proceeds of $14.4 million through the issuance of $15 million of secured convertible debentures. The debentures are secured by a first charge over all of the assets of the Company. We received $4.4 million on October 5, 2004, and will receive $5.0 million on January 15, 2005 and on April 15, 2005. The debentures will expire on October 1, 2009 and interest will accrue and be paid monthly at a rate of prime + 1% until the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer accrue. Interest is to be payable in common shares of Lorus until such shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $5.0 million principal amount of debentures issued on October 5, 2004 is convertible at the holder's option into common shares of the Company with an exercise price per share of $1.00. The $10.0 million principal amount of debentures issued thereafter is convertible at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of our common shares for the twenty trading days prior to the investment of the funds, less any discount permitted by the Toronto Stock Exchange. The agreement also provides for the issuance of up to 4 million warrants, with a life of five years, to buy common shares at a price per share of $1.00.

14 CANADA AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In certain respects, generally accepted accounting principles as applied in the United States ("United States GAAP") differ from those applied in Canada. There are no material measurement differences between Canadian GAAP and United States GAAP that apply to the consolidated financial statements.

(a) SFAS 130 Reporting Comprehensive Income

SFAS No. 130 establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions. Comprehensive loss for the periods presented in these consolidated financial statements equaled the loss for the period.

(b) Recent United States Accounting Pronouncements

United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"], was adopted by the Company effective June 1, 2003. The standard requires the Company to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation would be recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount would be amortized, and the liability amount would be accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. There is no material impact on the consolidated financial statements resulting from the adoption of FAS 143 either in the current or prior years presented.

In December 2003, the Financial Accounting Standards Board ["FASB"] amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIE's created after January 31, 2003. For VIE's created before January 31, 2003, the requirements of FIN 46 apply as of May 31, 2005 for a VIE that does not meet the definition of a special-purpose entity ["SPE"] and as of June 1, 2004 for a VIE that is an SPE. The application of this Interpretation will not have an effect on the Company's financial statements.

DIRECTORS AND OFFICERS

EXECUTIVE STAFF

Jim A. Wright, Ph.D.
President and
Chief Executive Officer

Aiping Young, M.D., Ph.D.
Chief Operating Officer

Paul Van Damme
Chief Financial Officer

Bruce Rowlands
Senior Vice President, Planning
and Public Affairs

Shane Ellis
Vice President, Legal Affairs
and Corporate Secretary

BOARD OF DIRECTORS

J. Kevin Buchi
Senior Vice President and
Chief Financial Officer,
Cephalon Inc.,
West Chester, PA

Robert L. Capizzi
President,
Capizzi Clinical Resources Inc.,
Philadelphia, PA

Donald W. Paterson
President,
Cavandale Corporation,
Toronto, ON

Elly Reisman
Chief Executive Officer,
The Great Gulf Group,
Toronto, ON

Alan Steigrod
Managing Director,
Newport HealthCare Ventures,
Newport Beach, CA

Graham Strachan, (Chairman)
President,
GLS Business Development Inc.,
Toronto, ON

Jim A. Wright
President and
Chief Executive Officer,
Lorus Therapeutics Inc.,
Toronto, ON

MEDICAL AND SCIENTIFIC ADVISORY BOARD (MSAB)

Dr. Donald Braun, Ph.D.
Professor/Administrative Director
of The Cancer Institute,
Medical College of Ohio

Dr. Gregory Curt, M.D.
U.S. Department of Health
and Human Services,
Betheseda, Maryland

Dr. Robert Kerbel, Ph.D.
Senior Scientist, Molecular
and Cellular Biology Research,
Canada Research Chair in
Molecular Medicine,
Sunnybrook and Women's College
Health Sciences Centre,
Toronto, Ontario

Dr. Jamie De la Garza Salazar, M.D.
Director General,
National Cancer Institute,
Mexico City, Mexico

Dr. Lesley Seymour, Ph.D., MBBCH, FCP(SA)
Co-Director,
Investigational New Drug Program,
National Cancer Institute of Canada,
Kingston, Ontario

Dr. Bishnu Sanwal, Ph.D., DSC, FRSC
Professor Emeritus,
Department of Biochemistry,
University of Western Ontario,
London, Ontario

Dr. George R. Stark, Ph.D., FRS
Distinguished Scientist,
Lerner Research Institute,
The Cleveland Clinic Foundation,
Cleveland, Ohio

Dr. L. Siminovitch, Ph.D., DSC, CC, FRS, FRSC
Chairman,
Lorus Therapeutics Inc.'s MSAB
Director Emeritus, Samuel
Lunenfeld Research Institute,
Toronto, Ontario

CORPORATE INFORMATION

Corporate Counsel
Torys, Toronto and New York
Marusyk Miller & Swain, Ottawa

AUDITORS

KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200,
North York, Ontario M2P 2H3

TRANSFER AGENT AND REGISTRAR

Inquiries regarding transfer
requirements, lost certificates
and changes of address should be
directed to the transfer agent.

Computershare Trust Company of Canada
100 University Avenue, 11th Floor,
Toronto, Ontario M5J 2Y1
Tel: 416 981 9500

INQUIRIES, ANNUAL AND QUARTERLY REPORTS

Shareholders and prospective
shareholders are invited to
call or e-mail us with
questions or requests for
additional information.
Tel: 416 798 1200
Fax: 416 798 2200
e-mail: ir@lorusthera.com
website: www.lorusthera.com

ANNUAL MEETING

The 2004 Annual Meeting of
Shareholders will be held on
Thursday November 18, 2004
at 4 p.m. at:

TSX Conference Centre
The Exchange Tower
130 King Street West,
Toronto, Ontario M5X 1J2

DESIGNED AND PRODUCED BY SUTTON INTEGRATED SOLUTIONS PRINTED IN CANADA

L O R U S

lorus therapeutics inc.
2 Meridian Road, Toronto, Ontario, Canada M9W 4Z7
T 416 798 1200 **F** 416 798 2200
www.lorusthera.com

END